     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1997

                                                     REGISTRATION NO. 333-22495

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                          EXTENDED STAY AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              36-3996573
                                       (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   (STATE OR OTHER JURISDICTION OF
    INCORPORATION OR ORGANIZATION)

                     450 E. LAS OLAS BOULEVARD, SUITE 1100
                         FT. LAUDERDALE, FLORIDA 33301
                           TELEPHONE (954) 713-1600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               ROBERT A. BRANNON
                                   SECRETARY
                          EXTENDED STAY AMERICA, INC.
                           450 E. LAS OLAS BOULEVARD
                         FT. LAUDERDALE, FLORIDA 33301
                           TELEPHONE (954) 713-1600
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
        D. MARK MCMILLAN, ESQ.                  ALAN J. PRINCE, ESQ.
          BELL, BOYD & LLOYD                       KING & SPALDING
      THREE FIRST NATIONAL PLAZA                191 PEACHTREE STREET
       CHICAGO, ILLINOIS 60602                 ATLANTA, GEORGIA 30303
      TELEPHONE: (312) 372-1121               TELEPHONE: (404) 572-4600


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                     [STUDIO PLUS HOTELS, INC. LETTERHEAD]

                                                                  March 6, 1997

Dear Stockholder:

  You are cordially invited to attend a special meeting of the stockholders (the "Special Meeting") of Studio Plus Hotels, Inc., a Virginia corporation ("Studio Plus"), to be held on Friday, April 11, 1997, at 9:30 a.m., Eastern time, at the Carrick Theatre in the Mitchell Fine Arts Building, Transylvania University, 300 N. Broadway, Lexington, Kentucky.

  Studio Plus has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 16, 1997, by and among Extended Stay America, Inc., a Delaware corporation ("ESA"), ESA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ESA ("Merger Sub"), and Studio Plus, pursuant to which Studio Plus will be merged with and into Merger Sub (the "Merger"). Pursuant to the terms of the Merger Agreement, each outstanding share of Studio Plus common stock, par value $.01 per share ("Studio Plus Common Stock"), will be converted into the right to receive
1.2272 shares of ESA common stock, par value $.01 per share. A copy of the Merger Agreement is included as Appendix A to the accompanying Joint Proxy Statement/Prospectus. In order to accomplish the Merger, at the Special Meeting stockholders of Studio Plus are being asked:

    1. To consider and vote upon a proposal to approve the Merger Agreement.

    2. To transact such other business as may properly come before the Special Meeting.

  Your Board of Directors has unanimously determined that the Merger is in the best interests of Studio Plus and its stockholders and has unanimously approved the Merger Agreement. The Board unanimously recommends that you vote "FOR" approval of the Merger Agreement.

  The Board of Directors has fixed the close of business on March 7, 1997, as the record date for the determination of the holders of Studio Plus Common Stock entitled to notice of, and to vote at, the Special Meeting. Accordingly, only stockholders of record at the close of business on such date are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof. Approval of the Merger Agreement requires the affirmative vote of two-thirds of the outstanding shares of Studio Plus Common Stock.

  Details of the proposed Merger and other important information concerning Studio Plus and ESA are more fully described in the accompanying Joint Proxy Statement/Prospectus. Please give this material your careful attention.

  All stockholders are cordially invited to attend the Special Meeting in person; however, to ensure your representation at the Special Meeting you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage prepaid envelope enclosed for that purpose.

                                          Sincerely,

                                          Norwood Cowgill, Jr.
                                          Chairman of the Board and
                                          Chief Executive Officer

                                     LOGO

                                                                  March 6, 1997

Dear Stockholder:

  You are cordially invited to attend a special meeting of the stockholders (the "Special Meeting") of Extended Stay America, Inc. ("ESA") which will be held on Friday, April 11, 1997 at the Carrick Theatre in the Mitchell Fine Arts Building, Transylvania University, 300 N. Broadway, Lexington, Kentucky, commencing at 10:30 a.m. Eastern time.

  At the Special Meeting, you will be to asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement") dated January 16, 1997, by and among, ESA, ESA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ESA ("Merger Sub"), and Studio Plus Hotels, Inc., a Virginia corporation ("Studio Plus"), pursuant to which Studio Plus will be merged with and into Merger Sub (the "Merger"). In the Merger, the stockholders of Studio Plus will receive shares of ESA common stock, par value $.01 per share ("ESA Common Stock"), representing in the aggregate approximately 16.2% of the ESA Common Stock to be outstanding after the Merger. The Merger Agreement is more fully described in the enclosed Joint Proxy Statement/Prospectus and is attached as Appendix A thereto.

  At the Special Meeting, your Board is also asking Stockholders (i) to consider and vote upon a proposal to amend the Restated Certificate of Incorporation of ESA to increase the number of authorized shares of ESA Common Stock from 200 million to 500 million and (ii) to approve the Extended Stay America, Inc. 1997 Employee Stock Option Plan. These proposals are fully set forth in the accompanying Joint Proxy Statement/Prospectus.

  For the reasons set forth in the Joint Proxy Statement/Prospectus, your Board of Directors recommends a vote "FOR" each of the proposals. You are urged to read the Joint Proxy Statement/Prospectus closely and to mark, date and sign the enclosed proxy and return it in the enclosed envelope, which does not require postage if mailed in the United States.

  It is important that your shares are represented and voted at the Special Meeting whether or not you plan to attend. Accordingly, you are requested to sign, date, and mail the enclosed Proxy in the envelope provided at your earliest convenience.

  Thank you for your cooperation and continued support.

                                          Sincerely,

                                          H. Wayne Huizenga
                                          Chairman of the Board

                           STUDIO PLUS HOTELS, INC.

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON APRIL 11, 1997

                               ----------------

  Notice is hereby given that a Special Meeting of Stockholders of Studio Plus Hotels, Inc. ("Studio Plus") will be held on April 11, 1997, at 9:30 a.m., Eastern time, at the Carrick Theatre in the Mitchell Fine Arts Building, Transylvania University, 300 N. Broadway, Lexington, Kentucky, for the following purposes:

    1. To consider and vote upon the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 16, 1997, by and among Studio Plus, Extended Stay America, Inc., a Delaware corporation ("ESA"), and ESA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ESA ("Merger Sub"), pursuant to which Studio Plus will be merged with and into Merger Sub (the "Merger"). Pursuant to the terms of the Merger Agreement, each outstanding share of Studio Plus common stock, par value $.01 per share ("Studio Plus Common Stock"), will be converted into the right to receive 1.2272 shares of ESA common stock, par value $.01 per share. A copy of the Merger Agreement is included as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

    2. To transact such other business as may properly come before the meeting or any adjournment thereof.

  Holders of shares of Studio Plus Common Stock have the right to dissent from the Merger and receive payment for the statutory "fair value" of their shares, upon compliance with certain provisions of the Virginia Stock Corporation Act regarding dissenters' rights, a copy of which is attached as Appendix D to the accompanying Joint Proxy Statement/Prospectus and is summarized therein under the caption "The Merger-- Dissenters' Rights."

  The Board of Directors has fixed the close of business on March 7, 1997, as the record date for determining the stockholders entitled to receive notice of and to vote at the special meeting and at any adjournment thereof. Approval of the proposal described in Item 1 above requires the affirmative vote of the holders of two-thirds of the outstanding stock entitled to vote on the proposal.

  Your attention is directed to the Joint Proxy Statement/Prospectus accompanying this Notice.

                                          By Order of the Board of Directors

                                          William E. Anderson II
                                          Executive Vice President,
                                          Secretary and General Counsel

Lexington, Kentucky
March 6, 1997

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY CARD(S) AND RETURN SUCH CARD(S) PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD(S).

                          EXTENDED STAY AMERICA, INC.
          450 EAST LAS OLAS BOULEVARD, FT. LAUDERDALE, FLORIDA 33301

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                APRIL 11, 1997

                               ----------------

  You are cordially invited to attend a special meeting of stockholders of Extended Stay America, Inc. ("ESA") which will be held at the Carrick Theatre in the Mitchell Fine Arts Building, Transylvania University, 300 N. Broadway, Lexington, Kentucky, on Friday, April 11, 1997, at 10:30 a.m., Eastern time, for the following purposes:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement"), dated January 16, 1997, by and among ESA, ESA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ESA ("Merger Sub"), and Studio Plus Hotels, Inc., a Virginia corporation ("Studio Plus"), pursuant to which Studio Plus will be merged with and into Merger Sub (the "Merger"), with the stockholders of Studio Plus receiving in the aggregate common stock of ESA representing approximately 16.2% of the shares of common stock, par value $.01 per share, of ESA (the "ESA Common Stock") outstanding after the Merger. A copy of the Merger Agreement is included as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

    2. To consider and vote upon a proposal to amend the Restated Certificate of Incorporation of ESA to increase the number of authorized shares of ESA Common Stock from 200 million to 500 million (the "ESA Charter Amendment"). A copy of the Certificate of Amendment to the Restated Certificate of Incorporation effecting the ESA Charter Amendment is included as Appendix E to the accompanying Joint Proxy Statement/Prospectus.

    3. To consider and vote upon a proposal to approve the Extended Stay America, Inc. 1997 Employee Stock Option Plan (the "1997 Plan"). A copy of the 1997 Plan is included as Appendix F to the accompanying Joint Proxy Statement/Prospectus.

    4. To transact such other business as may properly come before the meeting.

  Only stockholders of record at the close of business on March 7, 1997 are entitled to vote at the meeting. A list of such stockholders will be available for examination by any stockholder for any purpose germane to the meeting, during normal business hours, at ESA's offices at 450 East Las Olas Boulevard, Ft. Lauderdale, Florida, for a period of 10 days prior to the meeting.

  A proxy statement and a proxy card solicited by the Board of Directors are enclosed herewith. It is important that your shares be represented at the meeting regardless of the size of your holdings. Whether or not you intend to be present at the meeting in person, we urge you to mark, date, and sign the enclosed proxy card and return it in the envelope provided for that purpose, which does not require postage if mailed in the United States. If you attend the meeting, you may, if you wish, withdraw your proxy and vote in person.

                                          Robert A. Brannon
                                          Senior Vice President, Chief
                                          Financial Officer,
                                          Secretary, and Treasurer

Ft. Lauderdale, Florida
March 6, 1997


              YOU ARE URGED TO MARK, DATE, AND SIGN THE ENCLOSED
                  PROXY AND RETURN IT PROMPTLY. THE PROXY IS
                    REVOCABLE AT ANY TIME PRIOR TO ITS USE.

                       JOINT PROXY STATEMENT/PROSPECTUS

                      SPECIAL MEETING OF STOCKHOLDERS OF
                           STUDIO PLUS HOTELS, INC.
                                      AND
                      SPECIAL MEETING OF STOCKHOLDERS OF
                          EXTENDED STAY AMERICA, INC.

  This Joint Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $.01 per share (the "Studio Plus Common Stock"), of Studio Plus Hotels, Inc., a Virginia corporation ("Studio Plus"), and to the holders of common stock, par value $.01 per share (the "ESA Common Stock"), of Extended Stay America, Inc., a Delaware corporation ("ESA"), in connection with the solicitation of proxies by the respective Boards of Directors of Studio Plus and ESA for use at the special meeting of stockholders of Studio Plus and at the special meeting of stockholders of ESA, and at any adjournments or postponements thereof (the "Studio Plus Meeting" and the "ESA Meeting," respectively, and together, the "Meetings").

  At the Studio Plus Meeting, stockholders of Studio Plus will be asked to consider and vote upon an Agreement and Plan of Merger, dated as of January 16, 1997, by and among ESA, ESA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ESA ("Merger Sub"), and Studio Plus (the "Merger Agreement"), providing for the merger of Studio Plus with and into Merger Sub (the "Merger"). If the proposed Merger is consummated, stockholders of Studio Plus will be entitled to receive 1.2272 (the "Exchange Ratio") shares of ESA Common Stock for each share of Studio Plus Common Stock (the "Merger Consideration") owned by them. Merger Sub will be the surviving corporation and will change its name to Studio Plus Hotels, Inc. and will be a wholly-owned subsidiary of ESA.

  At the ESA Meeting, stockholders of ESA will be asked (i) to consider and vote upon a proposal to approve the Merger Agreement and the related transactions; (ii) to approve an amendment to the Restated Certificate of Incorporation of ESA (the "ESA Charter") to increase the number of authorized shares of ESA Common Stock from 200 million to 500 million (the "ESA Charter Amendment"); (iii) to consider and vote upon a proposal to approve and adopt the Extended Stay America, Inc. 1997 Employee Stock Option Plan (the "1997 Plan"); and (iv) to transact such other business as may properly come before the ESA Meeting.

  ESA has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission"), covering the shares of ESA Common Stock to be issued in the event the proposed Merger is consummated. This document also constitutes the prospectus of ESA filed as part of the Registration Statement.

  SEE "RISK FACTORS" ON PAGE 23 FOR A DISCUSSION OF CERTAIN INFORMATION RELEVANT TO OWNERSHIP OF ESA COMMON STOCK.

  In the event the proposed Merger is consummated, ESA will issue approximately 15,411,000 shares of ESA Common Stock in exchange for all of the shares of Studio Plus Common Stock outstanding at that time, which would constitute approximately 16.2% of the outstanding shares of ESA Common Stock after giving effect to such issuance. ESA may also issue up to approximately 1,439,000 additional shares of ESA Common Stock pursuant to the Studio Plus 1995 Stock Incentive Plan and the Studio Plus 1995 Non-Employee Directors' Stock Incentive Plan (collectively, the "Studio Plus Stock Plans"). For more information regarding the Studio Plus Stock Plans, see "The Merger--Treatment of Studio Plus Options."

  All information concerning Studio Plus contained in this Joint Proxy Statement/Prospectus has been supplied by Studio Plus, and all information concerning ESA contained in this Joint Proxy Statement/Prospectus has been supplied by ESA.

  THE ESA COMMON STOCK TO BE ISSUED PURSUANT TO THIS JOINT PROXY
STATEMENT/PROSPECTUS HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This Joint Proxy Statement/Prospectus is dated March 6, 1997 and is first being mailed to Studio Plus and ESA stockholders on or about March 10, 1997.

                             AVAILABLE INFORMATION

  ESA and Studio Plus are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information, including the Registration Statement and the exhibits thereto, are also available on the Commission's Web site at http://www.sec.gov.

  ESA has filed with the Commission a Registration Statement on Form S-4 under the Securities Act, covering shares of ESA Common Stock to be issued in the Merger. This Joint Proxy Statement/Prospectus does not contain all of the information in the Registration Statement, as permitted by the rules of the Commission. For further information with respect to ESA or Studio Plus, reference is made to the Registration Statement, including exhibits and other documents filed with or incorporated as a part thereof. Statements in this Joint Proxy Statement/Prospectus as to the contents of any contract, agreement, or other document filed with, or incorporated by reference in, the Registration Statement are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the Registration Statement and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement and the related exhibits and other documents filed by ESA or Studio Plus with the Commission and incorporated by reference herein may be inspected at the reference facilities of the Commission listed above.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY
STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ESA OR STUDIO PLUS.

                     INFORMATION INCORPORATED BY REFERENCE

  ESA's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "ESA 1996 10-K"), Current Reports on Form 8-K dated January 16, 1997 (as amended on Form 8-K/A dated January 16, 1997) and February 5, 1997, registration statement on Form 8-A dated November 8, 1995, and the historical financial statements of Welcome, Apartment/Inn, Hometown Inn, Gwinnett, the M&M Facilities, and KHEC (each as defined herein) included in Post-Effective Amendment No. 4 to ESA's Registration Statement on Form S-1 (Registration No. 333-102) are hereby incorporated by reference into this Joint Proxy Statement/Prospectus. Studio Plus' Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Studio Plus 1996 10-K"), and Current Report on Form 8-K dated January 16, 1997, are hereby incorporated by reference into this Joint Proxy Statement/Prospectus. All documents filed by ESA or Studio Plus with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the Effective Time (as defined herein) shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY ESA OR STUDIO PLUS STOCKHOLDER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO ESA, SECRETARY, EXTENDED STAY AMERICA, INC., 450 EAST LAS OLAS BOULEVARD, SUITE 1100, FT. LAUDERDALE, FLORIDA 33301, TELEPHONE NUMBER (954) 713-1600 AND, IN THE CASE OF DOCUMENTS RELATING TO STUDIO PLUS, SECRETARY, STUDIO PLUS HOTELS, INC., 1999 RICHMOND ROAD, SUITE FOUR, LEXINGTON, KENTUCKY 40502, TELEPHONE NUMBER (606) 269-1999. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BEFORE APRIL 1, 1997.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   2
Information Incorporated By Reference.....................................   2
Summary...................................................................   6
Introduction..............................................................  21
  General.................................................................  21
  Record Date; Voting Rights; Vote Required...............................  21
  Proxy Solicitation......................................................  22
Risk Factors..............................................................  23
The Merger................................................................  28
  General.................................................................  28
  Background of the Merger................................................  28
  Studio Plus' Reasons for the Merger; Recommendation of Studio Plus'
   Board of Directors.....................................................  31
  Opinion of Studio Plus' Financial Advisor...............................  33
  ESA's Reasons for the Merger; Recommendation of ESA's Board of Direc-
   tors...................................................................  37
  Opinion of ESA's Financial Advisor......................................  38
  Management of ESA After the Merger; Interests of Certain Persons in the
   Merger.................................................................  40
  Exchange of Shares; Fractional Shares...................................  40
  Stockholder Agreement...................................................  41
  Voting Agreement........................................................  42
  Registration Rights Agreement...........................................  42
  Amendment to Rights Plan................................................  42
  Accounting Treatment....................................................  42
  Conditions to the Merger................................................  42
  Alternative Proposals...................................................  43
  Termination.............................................................  43
  Expenses................................................................  44
  Treatment of Studio Plus Options........................................  44
  Restrictions on Resale; Affiliate Agreements............................  44
  Certain Federal Income Tax Consequences.................................  45
  Dissenters' Rights......................................................  46
Comparative Rights of Stockholders........................................  47
Unaudited Pro Forma Condensed Combined Financial Statements of ESA and
 Studio Plus..............................................................  54
Business of Studio Plus; Recent Developments..............................  61
Business of ESA; Recent Developments......................................  62
ESA Additional Proposal Number 1--ESA Charter Amendment...................  64
ESA Additional Proposal Number 2--Approval of 1997 Plan...................  65
Other Matters.............................................................  66
Certain Legal Matters.....................................................  66
Experts...................................................................  67

 Appendix A --Agreement and Plan of Merger
 Appendix B --Opinion of Smith Barney Inc.
 Appendix C --Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
 Appendix D --Article 15 of the Virginia Stock Corporation Act
 Appendix E --Certificate of Amendment to ESA's Restated Certificate of
             Incorporation
 Appendix F --Extended Stay America, Inc. 1997 Employee Stock Option Plan

                                    SUMMARY

  Certain significant matters discussed in this Joint Proxy Statement/Prospectus are summarized below. This Summary is not intended to be complete and is qualified in all respects by reference to the more detailed information appearing or incorporated by reference in this Joint Proxy Statement/Prospectus. Stockholders are urged to review carefully the entire Joint Proxy Statement/Prospectus (including the Appendices and the documents incorporated herein by reference). All references in this Joint Proxy Statement/Prospectus to ESA Common Stock and Studio Plus Common Stock, including prices and earnings per share, give effect to a 2-for-1 stock split in the form of a stock dividend of ESA Common Stock effected on July 19, 1996 (the "1996 ESA Stock Split") and a 3-for-2 stock split in the form of a stock dividend of Studio Plus Common Stock effected on July 9, 1996 (the "1996 Studio Plus Stock Split").

                              GENERAL INFORMATION

EXTENDED STAY AMERICA,      ESA develops, owns, and manages extended stay lodg-
 INC......................   ing facilities which are designed to appeal to
                             value-conscious guests. ESA's facilities are de-signed to offer quality accommodations for guests at substantially lower rates than most other ex-tended stay lodging providers. They feature fully furnished rooms which are generally rented on a weekly basis to guests such as business travelers
                             (particularly those with limited expense ac-counts), professionals on temporary work assign-ment, persons between domestic situations, and persons relocating or purchasing a home, with most guests staying for multiple weeks. ESA's facili-ties contain a variety of features that are at-tractive to the extended stay guest such as a fully-equipped kitchenette, weekly housekeeping, with twice-weekly towel service, color television with cable or satellite hook-up, coin-operated laundromat, and telephone service with voice mail messaging. Through December 31, 1996, ESA had de-veloped and opened 30 extended stay lodging facil-ities, acquired 10 others, and had 50 facilities under construction. ESA plans to begin construc-tion of approximately 80 extended stay lodging fa-cilities during 1997 and to continue an active de-velopment program thereafter.

                            ESA was formed in 1995 as a Delaware corporation.
                             Its principal executive offices are located at 450 East Las Olas Boulevard, Ft. Lauderdale, Florida 33301, and its telephone number is (954) 713-1600. Unless the context suggests otherwise, references in this Joint Proxy Statement/Prospectus to "ESA" mean ESA and its subsidiaries, and, with respect to ESA, references to the year ended December 31, 1995 mean the period from January 9, 1995 (ESA's date of inception) through December 31, 1995.

ESA MERGER SUB, INC.......  Merger Sub was formed in 1997 as a Delaware corpo-
                             ration for the purpose of effecting the Merger. Merger Sub is a wholly-owned subsidiary of ESA. In connection with the Merger, Merger Sub will be the surviving corporation, and the name of Merger Sub will be changed to Studio Plus Hotels, Inc.

STUDIO PLUS HOTELS, INC...  Studio Plus owns, develops, and operates
                             StudioPLUS(TM) extended stay hotels and owns the rights to the related trade name and service marks for "StudioPLUS." StudioPLUS hotels are designed to combine the convenience of a hotel with many of the comforts of an apartment in order to provide affordable lodging for extended stay guests. These guests include business travelers, professionals on temporary work assignment, persons relocating or purchasing a home, tourists and others desiring high quality, furnished accommodations with full kitchens. As of December 31, 1996, Studio Plus owned and operated 35 mid-price extended stay lodging facilities, had 11 facilities under con-struction, and options to purchase 28 additional sites for development.

                            Studio Plus, a Virginia corporation, is a successor
                             corporation to entities founded in 1985 by Norwood Cowgill, Jr., Chairman of the Board of Directors and Chief Executive Officer of Studio Plus ("Mr. Cowgill"). Studio Plus' principal executive of-fices are located at 1999 Richmond Road, Suite Four, Lexington, Kentucky 40502 and its telephone number is (606) 269-1999.

MERGER AGREEMENT..........  On January 16, 1997, ESA, Merger Sub, and Studio
                             Plus entered into the Merger Agreement, a copy of which is attached hereto as Appendix A, providing for the Merger of Studio Plus with and into Merger Sub. See "The Merger."

                            THE STUDIO PLUS MEETING

DATE, TIME AND PLACE OF       The Studio Plus Meeting is to be held on Friday,
 THE STUDIO PLUS MEETING..  April 11, 1997 at 9:30 a.m., Eastern time, at the
                             Carrick Theatre in the Mitchell Fine Arts Build-ing, Transylvania University, 300 N. Broadway, Lexington, Kentucky.

PURPOSE OF THE STUDIO
 PLUS MEETING.............
                            The purpose of the Studio Plus Meeting will be to
                             consider and vote upon a proposal to approve and adopt the Merger Agreement and to transact any other business that may properly come before the Studio Plus Meeting.

RECORD DATE AND QUORUM....  Only holders of record of shares of Studio Plus
                             Common Stock at the close of business on March 7, 1997 (the "Studio Plus Record Date") will be enti-tled to notice of and to vote at the Studio Plus Meeting. As of the date of this Joint Proxy Statement/Prospectus, there were approximately 12,558,000 shares of Studio Plus Common Stock out-standing. The presence, either in person or by properly executed proxy, of the holders of a ma-jority of the outstanding shares of Studio Plus Common Stock at the close of business on the Stu-dio Plus Record Date is necessary to constitute a quorum at the Studio Plus Meeting.

VOTE REQUIRED.............  Pursuant to Studio Plus' Articles of Incorporation,
                             the Merger Agreement must be approved by the af-firmative vote of the holders of two-thirds of the outstanding shares of Studio Plus Common Stock.

                            In connection with the Merger Agreement, ESA, Mr.
                             Cowgill, and Cowgill Partners, L.P., a limited partnership controlled by Mr. Cowgill ("Cowgill Partners"), entered into a Stockholder Agreement, dated January 16, 1997 (the "Stockholder Agree-ment"). Pursuant to the Stockholder Agreement, Mr. Cowgill and Cowgill Partners granted to ESA a proxy to represent and vote the 985,927 shares of Studio Plus Common Stock owned by Mr. Cowgill and the 470,000 shares of Studio Plus Common Stock beneficially owned by Cowgill Partners (collec-tively, the "Cowgill Shares") with respect to the Merger or any other business combination of Studio Plus with any other party or on any other business presented to the stockholders of Studio Plus that has been the subject of preliminary proxy materi-als filed by Studio Plus with the Commission (sub-ject to a requirement to vote the Cowgill Shares in favor of the Merger). The Cowgill Shares repre-sent approximately 11.6% of the votes entitled to be cast at the Studio Plus Meeting. The Stock-holder Agreement expires on the first to occur of
                             (i) the closing of the Merger or (ii) the date 180 days after the termination of the Merger Agree-ment. See "The Merger--Stockholder Agreement."

                            Abstentions, directions to withhold authority, and
                             broker non-votes are counted as shares present in the determination of whether the shares of stock represented at the Studio Plus Meeting constitute a quorum. Abstentions are counted in tabulations of the votes cast on proposals presented to stock-holders. Thus, an abstention from voting on a mat-ter has the same legal effect as a vote against the matter. Broker non-votes and directions to withhold authority are counted as present, but are deemed not entitled to vote on proposals for which brokers do not have discretionary authority and are not counted as a vote for the Merger. Accord-ingly, they have the same legal effect as a vote against the Merger. An automated system adminis-tered by Studio Plus' transfer agent will be used to tabulate the votes by stockholders of Studio Plus.

                                THE ESA MEETING

DATE, TIME AND PLACE OF       The ESA Meeting is to be held on Friday, April
 THE ESA MEETING..........  11, 1997 at 10:30 a.m., Eastern time, at the
                             Carrick Theatre in the Mitchell Fine Arts Build-ing, Transylvania University, 300 N. Broadway, Lexington, Kentucky.

PURPOSE OF THE ESA          The purpose of the ESA Meeting will be to consider
 MEETING..................   and vote upon a proposal to approve and adopt the
                             Merger Agreement, to approve the ESA Charter
                             Amendment, to consider and vote upon a proposal to approve and adopt the 1997 Plan, and to transact any other business that may properly come before the ESA Meeting or any adjournments or postpone-ments thereof.

RECORD DATE AND QUORUM....  Only holders of record of shares of ESA Common
                             Stock at the close of business on March 7, 1997 (the "ESA Record Date") will be entitled to notice of and to vote at the ESA Meeting. As of the date of this Joint Proxy Statement/Prospectus, there were approximately 79,886,000 shares of ESA Common Stock outstanding. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of ESA Common Stock at the close of business on the ESA Record Date is necessary to constitute a quorum at the ESA Meeting.

VOTE REQUIRED.............  In general, approval of any matter submitted to the stockholders for their consideration, including the approval of the Merger Agreement and the transactions contemplated thereby, requires the affirmative vote of the holders of a majority of the shares of ESA Common Stock present in person or represented by proxy and entitled to vote at the ESA Meeting. Approval of the ESA Charter Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of ESA Common Stock. Abstentions, directions to with-hold authority and broker non-votes are counted as shares present in the determination of whether the shares of stock represented at the ESA Meeting constitute a quorum. Abstentions are counted in tabulations of the votes cast on proposals pre-sented to stockholders. Thus, an abstention from voting on a matter has the same legal effect as a vote against the matter. Broker non-votes and di-rections to withhold authority are counted as present, but are deemed not entitled to vote on proposals for which brokers do not have discre-tionary authority and, therefore, have no effect on any matters other than the approval of the ESA Charter Amendment, as to which they would have the same legal effect as a vote against such proposal. An automated system administered by ESA's transfer agent will be used to tabulate the votes by stock-holders of ESA.

                            In connection with the Merger Agreement, Mr. George
                             D. Johnson, Jr., the President and Chief Executive Officer of ESA ("Mr. G. Johnson"), and Studio Plus entered into a Voting Agreement, dated January 16, 1997 (the "Voting Agreement"), pursuant to which Mr. G. Johnson agreed to vote the 3,832,524 shares of ESA Common Stock owned by him in favor of the Merger and to recommend the Merger to other stock-holders of ESA. Such shares represent approxi-mately 4.8% of the votes entitled to be cast at the ESA Meeting. See "The Merger--Voting Agree-ment." The Voting Agreement expires upon the first to occur of (i) the Merger, (ii) the termination of the Merger Agreement, or (iii) August 31, 1997.

                                   THE MERGER

GENERAL...................  At the Effective Time of the Merger, each of the shares of outstanding Studio Plus Common Stock will be converted into the right to receive 1.2272 shares of ESA Common Stock. In addition, each out-standing option to purchase Studio Plus Common Stock will be ex-changed for an option to purchase shares of ESA Common Stock in an amount equal to the number of shares of Studio Plus Common Stock covered by such option multiplied by the Exchange Ratio, and will have a per share exercise price equal to the per share exercise price of such option for the Studio Plus Common Stock covered by such option divided by the Exchange Ratio. Upon consummation of the Merger, Studio Plus will be merged with and into Merger Sub, with Merger Sub surviving the Merger as a wholly-owned subsidiary of ESA and changing its name to Studio Plus Hotels, Inc. (the "Surviv-ing Corporation"). See "The Merger."

                            The Merger will be consummated by the filing with
                             the Secretary of State of the State of Delaware and the State Corporation Commission of the Com-monwealth of Virginia of a certificate of merger (the time of such filing, or such other time as the certificate of merger may designate, being the "Effective Time"). It is currently anticipated that, if all conditions to the Merger have been met or waived, the filing of the certificate of merger will take place on April 11, 1997, or as soon thereafter as is practicable.

EXCHANGE OF SHARES;           If the Merger becomes effective, upon surrender
 FRACTIONAL SHARES........  of certificates which formerly represented shares of Studio Plus Common Stock ("Studio Plus Stock Certificates") to Harris Trust and Savings Bank, as exchange agent (the "Exchange Agent"), ESA will issue to each holder of outstanding shares of Stu-dio Plus Common Stock certificates representing the Merger Consideration (the "ESA Stock Certifi-cates"). Upon consummation of the Merger, each holder of record of Studio Plus Common Stock imme-diately prior to the Effective Time will be pro-vided with a letter of transmittal and instruc-tions for use in effecting the surrender of the Studio Plus Certificates in exchange for the Merger Consideration with respect to the shares of Studio Plus Common Stock formerly represented thereby.

                            Fractional shares of ESA Common Stock will not be
                             issued. Instead, each holder of Studio Plus Common Stock who otherwise would have been entitled to a fraction of a share of ESA Common Stock will be paid cash in an amount equal to such fraction mul-tiplied by the closing sale price of ESA Common Stock on The Nasdaq Stock Market on the date of the Effective Time or, if ESA Common Stock is not traded on that date, the trading day preceding such date.

RECOMMENDATION OF STUDIO      The Board of Directors of Studio Plus believes
 PLUS' BOARD OF             the Merger is in the best interests of Studio Plus
 DIRECTORS................   and its stockholders. In evaluating the Merger,
                             the Studio Plus Board of Directors considered, among other things, (i) the financial position, capitalization, historical results of operations and other operating data, and historical stock prices of Studio Plus and ESA, (ii) the market presence and access to capital of ESA after the Merger, (iii) the diversification of risk provided to Studio Plus stockholders in the Merger by giv-ing such stockholders ownership in a larger, more diversified company,
                             (iv) the terms of the Merger Agreement, including the value and nature of the consideration to be received by Studio Plus stockholders in the Merg-er, (v) the expectation that the Merger will be treated as a tax-free reorganization for federal income tax purposes and accounted for as a "pool-ing of interests" for accounting purposes, and
                             (vi) the opinion dated January 16, 1997 rendered to the Board of Directors by Smith Barney Inc.
                             ("Smith Barney") to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Studio Plus Common Stock. The full text of the written opinion of Smith Barney is set forth as Appendix B to this Joint Proxy
                             Statement/Prospectus.

                            The Board of Directors of Studio Plus has deter-
                             mined that the Merger is in the best interests of Studio Plus and its stockholders, has approved the Merger, has approved and adopted the Merger Agree-ment and recommends that the Studio Plus stock-holders vote for the proposal to approve the Merger Agreement.

OPINION OF STUDIO PLUS'
 FINANCIAL ADVISOR........
                            Smith Barney has acted as financial advisor to Stu-
                             dio Plus in connection with the Merger and has de-livered to the Board of Directors of Studio Plus a written opinion dated January 16, 1997 to the ef-fect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a fi-nancial point of view, to the holders of Studio Plus Common Stock. The full text of the written opinion of Smith Barney dated January 16, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertak-en, is attached as Appendix B to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. The opinion of Smith Barney is directed to the Board of Directors of Studio Plus and relates only to the fairness of the Exchange Ratio from a financial point of view, does not ad-dress any other aspect of the Merger or related transactions, and does not constitute a recommen-dation to any stockholder as to how such stock-holder should vote at the Studio Plus Meeting. See "The Merger--Opinion of Studio Plus' Financial Ad-visor."

RECOMMENDATION OF ESA'S
 BOARD OF DIRECTORS.......
                            The Board of Directors of ESA has unanimously ap-
                             proved the Merger and has determined that the Merger is in the best interests of ESA and its stockholders. The ESA Board of Directors unani-mously recommends approval and adoption of the Merger Agreement by the stockholders of ESA. The primary factors considered and relied upon by the ESA Board of Directors in reaching its recommenda-tion are referred to in "The Merger--ESA's Reasons for the Merger; Recommendations of ESA's Board of Directors." The Board of Directors also unani-mously recommends approval of the ESA Charter

                             Amendment and approval of the 1997 Plan. See "The Merger--ESA's Reasons for the Merger; Recommenda-tion of ESA's Board of Directors."

OPINION OF ESA'S
 FINANCIAL ADVISOR........
                            On January 16, 1997, Donaldson, Lufkin & Jenrette
                             Securities Corporation ("DLJ") rendered an oral opinion, which was subsequently confirmed by a written opinion of the same date (the "DLJ Opin-ion") to the Board of Directors of ESA that the Exchange Ratio is fair to ESA from a financial point of view. All of DLJ's analyses were as of January 16, 1997 and have not been, and will not be, updated to any more current date. The full text of the DLJ Opinion, which sets forth assump-tions made, matters considered and limitations on the review undertaken in connection with the DLJ Opinion is attached hereto as Appendix C. Holders of ESA Common Stock are urged to read the DLJ Opinion in its entirety. See "The Merger--Opinion of ESA's Financial Advisor."

DISSENTERS' RIGHTS........  Pursuant to the Virginia Stock Corporation Act (the
                             "VSCA"), any holder of Studio Plus Common Stock
                             (i) who delivers to Studio Plus written notice prior to the vote taken at the Studio Plus Meeting of his intent to demand payment for his shares if the Merger is consummated, (ii) whose shares are not voted in favor of the Merger, and (iii) who follows certain other procedural requirements set forth in the VSCA, shall be entitled to dissent-ers' rights under Section 13.1-730 of the VSCA. See "The Merger--Dissenters' Rights." The receipt of cash in exchange for Studio Plus Common Stock pursuant to the exercise of dissenters' rights will be a taxable transaction. See "The Merger-- Certain Federal Income Tax Consequences" and "-- Dissenters' Rights."

                            Under the Delaware General Corporation Law
                             ("DGCL"), holders of shares of ESA Common Stock are not entitled to any appraisal or dissenters' rights in connection with the Merger. See "The Merger--Dissenters' Rights."

ACCOUNTING TREATMENT......  The Merger is expected to be accounted for by ESA as a pooling of interests for accounting purposes. See "The Merger--Accounting Treatment." It is a condition to the consummation of the Merger that ESA and Studio Plus receive from Coopers & Lybrand L.L.P., independent accountants, a letter to the effect that the independent accountants concur with the conclusions of ESA's and Studio Plus' management that no conditions exist which would preclude accounting for the Merger as a pooling of interests. Studio Plus and ESA have agreed that neither they nor any of their respective subsidi-aries or affiliates will knowingly take or fail to take any action that would jeopardize the treat-ment of the Merger as a pooling of interests for accounting purposes.

CERTAIN FEDERAL INCOME
 TAX CONSEQUENCES.........
                            The Merger is designed to result in the conversion
                             of shares of Studio Plus Common Stock into shares of ESA Common Stock on a "tax-free" basis. Studio Plus and ESA each has received from its respective counsel an opinion to the effect that, subject to the assumptions, qualifications, and limitations set forth therein, the Merger will constitute a tax-free reorganization for federal income tax purposes and that, accordingly, no gain or loss will be recognized by holders of Studio Plus Com-mon Stock upon the conversion of Studio Plus Com-mon Stock by reason of the Merger (except with re-spect to cash, if any, received in lieu of frac-tional shares or paid to stockholders who exercise dissenters' rights). Holders of Studio Plus Common Stock should read the discussion under "The Merg-er--Certain Federal Income Tax Consequences" and are urged to consult their own tax advisors as to the specific tax consequences to them of the Merg-er.

MANAGEMENT OF ESA AFTER
 THE MERGER; INTERESTS OF
 CERTAIN PERSONS IN THE
 MERGER...................
                            Following the Merger, Merger Sub will be the Sur-
                             viving Corporation (as defined herein) and will be a wholly-owned subsidiary of ESA.

                            In considering the recommendation of the Board of
                             Directors of Studio Plus with respect to the Merger Agreement and the transactions contemplated thereby, stockholders of Studio Plus should be aware that certain members of the management of Studio Plus and the Board of Directors of Studio Plus have certain interests in the Merger that are in addition to the interests of stockholders of Studio Plus generally. It is a condition to the consummation of the Merger that Mr. Cowgill shall have been appointed to the Board of Directors of ESA. In addition, the terms of the Registration Rights Agreement to be entered into at the Effec-tive Time among ESA, Mr. Cowgill and Cowgill Part-ners (the "Registration Rights Agreement") will provide, among other things, that ESA will under-take to register on Form S-3 under the Securities Act the shares of ESA Common Stock to be received by Mr. Cowgill and Cowgill Partners in the Merger. Upon consummation of the Merger and pursuant to the terms of the Studio Plus options, the vesting of all Studio Plus options, including options held by management and the Board of Directors of Studio Plus, will be accelerated and will be exchanged for immediately exercisable options to purchase ESA Common Stock. In addition, pursuant to the Merger Agreement, ESA will be required to main-tain, or cause the Surviving Corporation to main-tain, directors' and officers' liability insurance for Studio Plus' officers and directors for six years following the Merger for events occurring prior to the Merger. For a discussion of these matters, see "The Merger--Management of ESA after the Merger; Interests of Certain Persons in the Merger," and "--Registration Rights Agreement."

ALTERNATIVE PROPOSALS.....  Pursuant to the Merger Agreement, Studio Plus has
                             agreed that it shall not initiate, solicit or en-courage the submission of any proposal or offer with respect to an Alternative Proposal (as defined below), or engage in any discussions or negotiations with any person or entity relating to an Alternative Proposal or otherwise facilitate any effort or attempt to make or implement an Al-ternative Proposal. The Board of Directors of Stu-dio Plus is permitted to furnish information to and enter into discussions with any person that makes an unsolicited Alternative Proposal if the Board of Studio Plus determines in good faith that it is required to do so to comply with its fidu-ciary duties to Studio Plus stockholders. An "Al-ternative Proposal" is any merger, consolidation, reorganization, exchange, plan of liquidation, or similar transaction involving Studio Plus or its subsidiaries, other than the Merger. See "The Merger--Alternative Proposals." Pursuant to the terms of the Stockholder Agreement, Mr. Cowgill and Cowgill Partners granted to ESA an option to purchase the Cowgill Shares, at an exercise price of $25.00 per share, in the event that the Merger Agreement is terminated by (i) Studio Plus, upon receipt of an Alternative Proposal, or (ii) ESA, in the event that the Board of Directors of Studio Plus shall have (a) withdrawn or modified its ap-proval or recommendation of the Merger or the Merger Agreement or (b) adopted resolutions to ac-cept or implement an Alternative Proposal and, in any case, there exists at the time of exercise an Alternative Proposal.

CONDITIONS TO THE MERGER..  The obligations of ESA, Merger Sub, and Studio Plus to consummate the Merger are subject to certain conditions, including, among others, (i) the ap-proval of the Merger Agreement by (a) the stock-holders of Studio Plus and (b) the stockholders of ESA, (ii) the Registration Statement having been declared effective under the Securities Act and having not become the subject of any stop order,
                             (iii) the absence of any injunction or other legal prohibition to consummation of the Merger, (iv) the appointment of Mr. Cowgill to the ESA Board of Directors, and (v) that the Merger be accounted for as a "pooling of interests." See "The Merger-- Conditions to the Merger."

TERMINATION OF THE MERGER
 AGREEMENT................
                            The Merger Agreement may be terminated at any time
                             prior to the Effective Time, notwithstanding any approval thereof by the stockholders of Studio Plus or the stockholders of ESA, for a number of reasons, including the following: (i) by mutual written consent of ESA and Studio Plus; (ii) by either ESA or Studio Plus if the vote on the Merger occurs and the requisite vote of the stock-holders of Studio Plus or the stockholders of ESA, respectively, in favor of the Merger Agreement as described in "Introduction--Record Date; Voting Rights; Vote Required" is not obtained; (iii) by either ESA or Studio Plus if the Merger is not consummated on or before August 31, 1997; (iv) by Studio Plus if its Board of Directors determines in good faith that its fiduciary duties require it to terminate the Merger Agreement by reason of an Alternative Proposal; (v) by ESA if the Board of Directors of Studio Plus shall have (a) withdrawn, or modified in a manner materially adverse to ESA, its approval of the

                             Merger Agreement or the Merger, (b) recommended an Alternative Proposal, or (c) adopted resolutions to accept or implement an Alternative Proposal; or
                             (vi) upon a failure of any of the conditions to close the Merger. In the event the Merger Agree-ment is terminated pursuant to clause (iv) or (v) above, Studio Plus must pay ESA a fee of $7,500,000. See "The Merger--Termination."

EXPENSES..................  The Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the filing fee in connection with filing of the Registration Statement or the Joint Proxy Statement/Prospectus and expenses incurred in con-nection with printing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus shall be shared equally by ESA and Studio Plus.

RISK FACTORS..............  Certain factors to be considered in connection with an investment in, and the ownership of, shares of ESA Common Stock are set forth under "Risk Fac-tors" elsewhere herein.

                         SELECTED FINANCIAL DATA OF ESA

               (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

  The selected financial data set forth below has been derived from the historical financial statements of ESA and from the historical financial statements of Welcome Inn America 89-1, L.P. ("Welcome"). The selected financial data for Welcome is included because Welcome may be deemed to be a predecessor of ESA. The historical financial statements of ESA for each of the two years in the period ended December 31, 1996 have been audited by Coopers & Lybrand L.L.P., independent accountants. The historical financial statements of Welcome for the years ended December 31, 1992, 1993, and 1994, and for the period from January 1, 1995 through August 18, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants. The Adjusted amounts give pro forma effect to the acquisitions of lodging facilities from Apartment/Inn in January 1996, Hometown Inn in February 1996, Gwinnett in June 1996, and the M&M Facilities and KHEC in July 1996 (collectively, the "Significant Purchase Acquisitions") as if they had occurred as of January 1, 1996. The Adjusted data is unaudited but, in the opinion of management of ESA, all necessary pro forma adjustments for the Significant Purchase Acquisitions have been made. The unaudited adjusted operating statement data is not necessarily indicative of what the actual results of operations of ESA would have been had the Significant Purchase Acquisitions been completed as of January 1, 1996, nor does it purport to represent the results of operations for any future periods. These selected financial data should be read in conjunction with the historical financial statements and related notes thereto of ESA and the historical financial statements and related notes thereto for the Significant Purchase Acquisitions incorporated by reference into this Joint Proxy Statement/Prospectus.

                                      ESA

                                                     YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                    1995           1996
                                                   -------  --------------------
                                                   ACTUAL   ACTUAL   ADJUSTED(1)
                                                   -------  -------  -----------
OPERATING STATEMENT DATA:
 Revenue.........................................  $   878  $15,745    $20,958
 Operating expenses..............................    2,887   19,574     22,104
 Depreciation and amortization...................      147    2,803      2,869
 Income (loss) from operations...................   (2,156)  (6,632)    (4,015)
 Interest income.................................      849   11,538     11,538
 Income taxes....................................             1,470      3,009
 Net income (loss)...............................  $(1,307) $ 3,436    $ 4,514
                                                   =======  =======    =======
 Net income (loss) per share (2).................  $ (0.05) $  0.06    $  0.07
                                                   =======  =======    =======
 Weighted average number of shares of common
  stock and equivalents outstanding (2)..........   25,304   59,724     61,584
                                                   =======  =======    =======

                                 AS OF                 AS OF
                           DECEMBER 31, 1995     DECEMBER 31, 1996
                           -----------------     -----------------
                                ACTUAL                ACTUAL
                                ------                ------
BALANCE SHEET DATA:
 Cash and cash
  equivalents............      $123,358              $189,647
 Total assets............       149,616               522,595
 Long-term debt..........             0                     0
 Stockholders' equity....       147,223               495,502

                         WELCOME INN AMERICA 89-1, L.P.

                                                                    PERIOD FROM
                                                  YEAR ENDED         JANUARY 1,
                                                 DECEMBER 31,       1995 THROUGH
                                               -------------------   AUGUST 18,
                                               1992   1993   1994       1995
                                               -----  ----  ------  ------------
OPERATING STATEMENT DATA:
 Revenue.....................................  $ 866  $999  $1,079      $713
 Operating expenses..........................    502   557     562       367
 Depreciation and amortization...............    160   139     141        96
 Income from operations......................    204   303     376       250
 Interest expense............................   (399) (382)   (360)     (272)
 Net income (loss)...........................  $(195) $(79) $   16      $(22)
                                               =====  ====  ======      ====

-------

(1) The Adjusted amounts give pro forma effect of the Significant Purchase Acquisitions as if they had occurred as of January 1, 1996. The acquisition of American Apartmen-Tels Investors II, L.P. ("AATI") has been excluded from Significant Purchase Acquisitions because the purchase price and the unaudited results of operations for the period, when measured in relation to ESA, did not meet certain materiality standards and can be excluded as permitted by the rules and regulations of the Commission. See notes to the ESA consolidated financial statements and the historical financial statements of the Significant Purchase Acquisitions incorporated by reference into this Joint Proxy Statement/Prospectus.

(2) See notes 2 and 5 to ESA's consolidated financial statements incorporated by reference into this Joint Proxy Statement/Prospectus.

                     SELECTED FINANCIAL DATA OF STUDIO PLUS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following selected financial data set forth below has been derived from the historical financial statements of S corporations and partnerships (the "Studio Plus Predecessor Entities") prior to the initial public offering of Studio Plus Common Stock on June 26, 1995 (the "Studio Plus IPO"), and selected historical financial information and other data for Studio Plus since the date of the Studio Plus IPO. The selected historical financial information and other data for Studio Plus and the Studio Plus Predecessor Entities for each of the five years in the period ended December 31, 1996 have been audited by Coopers & Lybrand L.L.P., independent accountants. These selected financial data should be read in conjunction with the historical financial statements and the related notes thereto of Studio Plus incorporated by reference into this Joint Proxy Statement/Prospectus.

                                       YEAR ENDED DECEMBER 31,
                               -------------------------------------------
                                1992     1993     1994     1995     1996
                               -------  -------  -------  -------  -------
OPERATING STATEMENT DATA:
 Revenue.....................  $ 8,515  $10,309  $12,152  $15,890  $23,065
 Operating expenses..........    4,100    5,250    6,137    8,488   13,453
 Depreciation and
  amortization...............    1,185    1,313    1,472    1,912    3,336
 Income from operations......    3,230    3,746    4,543    5,490    6,276
 Interest income (expense)...   (2,542)  (2,498)  (2,532)  (1,356)   2,206
 Third party investors'
  interest...................     (126)    (198)    (358)    (142)
 Income taxes (1)............                               1,670    3,308
 Extraordinary loss (2)......                                (185)
 Net income..................  $   562  $ 1,050  $ 1,653  $ 2,137  $ 5,174
                               =======  =======  =======  =======  =======
 Net income per share (3)....                                      $  0.45
                                                                   =======
 Pro forma net income (4)....                             $ 2,313
                                                          =======
 Pro forma net income per
  share (5)..................                             $  0.46
                                                          =======
 Weighted average number of
  shares of common stock and
  equivalents outstanding
  (3)........................                               4,995   11,580
                                                          =======  =======
                                         AS OF DECEMBER 31,
                               -------------------------------------------
                                1992     1993     1994     1995     1996
                               -------  -------  -------  -------  -------
BALANCE SHEET DATA:
 Cash and cash equivalents...  $   674  $   861  $   457  $ 2,557   $ 34,678
 Total assets................   28,541   30,313   36,222   63,376    146,240
 Long-term debt..............   29,018   28,831   32,306    4,000          0
 Stockholders' equity (defi-
  cit).......................   (1,699)  (1,611)  (1,247)  51,646    133,613

--------
(1) Historical financial information prior to the Studio Plus IPO does not include a provision for income taxes because the Studio Plus Predecessor Entities were not subject to income taxes.
(2) As a result of repayment of approximately $37,049 of mortgage indebtedness, including approximately $226 of accrued interest, with the net proceeds of the Studio Plus IPO, Studio Plus wrote off approximately $308 of unamortized deferred loan costs associated with this debt. This charge has been recorded as an extraordinary loss, net of the related income tax benefit of approximately $123.
(3) The outstanding shares and other equity interests of the Studio Plus Predecessor Entities differ substantially from the shares of Studio Plus Common Stock outstanding after the Studio Plus IPO. Accordingly, Studio Plus has not historically presented earnings per share information for the years ended December 31, 1992, 1993, and 1994.
(4) Pro forma net income for 1995 includes an adjustment to reflect the tax that would have been paid had Studio Plus been subject to income tax for the full year.
(5) Pro forma net income per share has been calculated by dividing the pro forma net income by the weighted average number of shares of common stock and equivalents deemed to be outstanding.

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements of ESA and Studio Plus, and the respective notes thereto, which are incorporated herein by reference, and the Unaudited Pro Forma Condensed Combined Balance Sheet and Income Statements, and the respective notes thereto, included elsewhere herein. See "Unaudited Pro Forma Condensed Combined Financial Statements of ESA and Studio Plus."

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
OPERATING STATEMENT DATA:
  Revenue............................................ $12,152  $16,768  $44,022
  Operating expenses.................................   6,137   11,375   34,840
  Depreciation and amortization......................   1,472    2,059    6,922
  Income from operations.............................   4,543    3,334    2,260
  Interest income (expense)..........................  (2,532)    (507)  13,744
  Third party investors' interest....................    (358)    (142)
  Income taxes.......................................            1,147    6,347
  Income before extraordinary item................... $ 1,653  $ 1,538  $ 9,657
                                                      =======  =======  =======
  Pro forma income before extraordinary item (1)..... $ 1,038  $ 1,714
                                                      =======  =======
  Income per share before extraordinary item (2).....          $  0.05  $  0.13
                                                               =======  =======
  Pro forma income per share before extraordinary
   item (1)(2).......................................          $  0.05
                                                               =======
  Weighted average number of shares of ESA Common
   Stock and equivalents outstanding (2).............           31,434   76,450
                                                               =======  =======

                                                                       AS OF
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
BALANCE SHEET DATA:
  Cash and cash equivalents........................................   $224,325
  Total assets.....................................................    668,835
  Long-term debt...................................................          0
  Stockholders' equity.............................................    622,864

--------
(1) Historical financial information prior to the Studio Plus IPO does not include a provision for income taxes because the Studio Plus Predecessor Entities were S corporations or partnerships not subject to income taxes. Pro forma income before extraordinary item includes an adjustment to reflect the tax that would have been paid had Studio Plus been subject to income taxes for the full year.

(2) Per share amounts have been calculated by dividing the income before extraordinary item and the pro forma income before extraordinary item, respectively, by the weighted average number of shares of ESA Common Stock and equivalents outstanding, as adjusted to reflect the issuance of the additional shares to be issued in the Merger at a ratio of 1.2272 shares per share of Studio Plus Common Stock. Prior to the Studio Plus IPO, the assets of Studio Plus were owned and operated by the Studio Plus Predecessor Entities. The outstanding shares and other equity interests of the Studio Plus Predecessor Entities differ substantially from the shares of Studio Plus Common Stock outstanding after the Studio Plus IPO. Accordingly, Studio Plus has not historically presented earnings per share information for the year ended December 31, 1994.

                       COMPARATIVE PER SHARE INFORMATION

  The following table sets forth certain per common share information for ESA and Studio Plus on both historical and pro forma combined bases (giving effect to the Merger using the pooling of interests method of accounting) and certain information on an equivalent pro forma combined basis for each share of Studio Plus Common Stock. See "Unaudited Pro Forma Condensed Combined Financial Statements of ESA and Studio Plus." No cash dividends have ever been declared or paid on ESA Common Stock or Studio Plus Common Stock.

                                                     PER SHARE OF COMMON STOCK
                                                     -------------------------
                                                      INCOME     CASH    BOOK
                                                     (LOSS)(1) DIVIDENDS VALUE
                                                     --------- --------- -----
      ESA--Historical (2):
        Year ended December 31, 1995................  $(0.05)     $--    $3.33
        Year ended December 31, 1996................    0.06       --     7.26
      ESA--Pro Forma Combined (2) (3):
        Year ended December 31, 1995................    0.05       --     3.59
        Year ended December 31, 1996................    0.13       --     7.45
      Studio Plus--Historical (4) (5):
        Year ended December 31, 1995................    0.46       --     6.73
        Year ended December 31, 1996................    0.45       --    10.66
      Studio Plus--Equivalent Pro Forma Combined
       (6):
        Year Ended December 31, 1995................    0.06       --     4.40
        Year ended December 31, 1996................    0.16       --     9.14

--------
(1) Income (loss) represents income (loss) before extraordinary item.
(2) Historical book value per share information for ESA as of the end of each period presented is computed by dividing historical stockholders' equity by the number of shares of ESA Common Stock outstanding at the end of each period presented, excluding common stock equivalents. Pro forma combined book value per share information as of the end of each period presented is computed by dividing pro forma stockholders' equity by the number of shares of ESA Common Stock outstanding on such dates and the shares of ESA Common Stock to be issued in the Merger.

(3) The ESA Pro Forma Combined Income (Loss) per share amounts for the years ended December 31, 1995 and 1996 give effect to (i) the Merger as if it had occurred on January 1, 1995 and (ii) certain pro forma adjustments related to the Significant Purchase Acquisitions as if each had occurred on January 1, 1996.
(4) Historical book value per share information for Studio Plus as of the end of each period presented is computed by dividing historical stockholders' equity by the number of shares of Studio Plus Common Stock outstanding at the end of each period presented, excluding common stock equivalents.

(5) The outstanding shares and other equity interests of the Studio Plus Predecessor Entities differ substantially from the shares of Studio Plus Common Stock outstanding after the Studio Plus IPO. Accordingly, Studio Plus has not historically presented earnings per share information for the year ended December 31, 1994. The amount presented for 1995 historical income per share represents pro forma net income per share which has been calculated by dividing the pro forma net income by the weighted average number of shares of common stock and equivalents deemed to be outstanding.

(6) Equivalent pro forma combined per share information for Studio Plus is determined by multiplying the ESA pro forma combined amounts by the Exchange Ratio to represent equivalent per share amounts to stockholders of Studio Plus.

                              ESA AND STUDIO PLUS

                               MARKET INFORMATION

  ESA Common Stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market ("Nasdaq") under the symbol "STAY". Studio Plus Common Stock is traded on the Nasdaq National Market tier of Nasdaq under the symbol "SPHI". The table below sets forth the high and low sales prices of shares of ESA Common Stock and Studio Plus Common Stock on the Nasdaq National Market as reported by Nasdaq for the periods indicated.

                                                         ESA       STUDIO PLUS
                                                    COMMON STOCK  COMMON STOCK
                                                    ------------- -------------
                                                     HIGH   LOW    HIGH   LOW
                                                    ------ ------ ------ ------
      Year Ended December 31, 1995
        2nd Quarter (1)............................ $  --  $  --  $11.83 $10.67
        3rd Quarter................................    --     --   18.67  10.83
        4th Quarter (2)............................  14.00  10.12  18.83  12.50
      Year Ended December 31, 1996
        1st Quarter................................  15.67  10.00  21.67  14.33
        2nd Quarter................................  17.50  11.00  22.00  16.67
        3rd Quarter................................  20.75  12.87  23.88  15.50
        4th Quarter................................  23.00  18.25  18.50  14.75
      Year Ending December 31, 1997
         1st Quarter (3)...........................  20.75  16.75  25.13  14.25

--------
(1) The price range of Studio Plus Common Stock for this period begins on June 21, 1995.
(2) The price range of ESA Common Stock for this period begins on December 14, 1995.
(3) Through March 4, 1997.

  On January 16, 1997, the last trading day before the Merger Agreement was publicly announced, the reported high and low sales prices of the ESA Common Stock were $19.50 and $18.50, respectively, and the reported high and low sales prices of Studio Plus Common Stock were $14.75 and $14.25, respectively. At the time of approval of the Merger by the Boards of Directors of ESA and Studio Plus (January 16, 1997), the closing market value of 1.2272 shares of ESA Common Stock to be received for each share of Studio Plus Common Stock in the Merger was $22.86. On March 5, 1997, the last full trading day for which closing sales prices were available at the time of the printing of this Joint Proxy Statement/Prospectus, the high and low sales prices of ESA Common Stock
were $          and $         , respectively, and the high and low closing
sales prices of Studio Plus Common Stock were $         and $         ,
respectively. The closing market value of 1.2272 shares of ESA Common Stock at
such time was $        , thereby reflecting an aggregate market value for the
Merger Consideration on that date of $           .

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  Certain statements in this Joint Proxy Statement/Prospectus Summary and under the captions entitled "Risk Factors," "Business of Studio Plus; Recent Developments," and "Business of ESA; Recent Developments," and elsewhere in this Joint Proxy Statement/Prospectus (including documents incorporated herein by reference), constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of ESA to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, ESA's limited operating history and uncertainty as to ESA's future profitability; the ability to meet construction and development schedules and budgets; the ability to develop and implement operational and financial systems to manage rapidly growing operations; the uncertainty as to the consumer demand for extended stay lodging; increasing competition in the extended stay lodging market; the ability to integrate and successfully operate acquired properties and the risks associated with such properties; the ability to obtain financing on acceptable terms to finance ESA's growth strategy; and the ability of ESA to operate within the limitations imposed by financing arrangements; and other factors referenced in this Joint Proxy Statement/Prospectus. See "Risk Factors."

                                 INTRODUCTION

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to the holders of Studio Plus Common Stock and to the holders of ESA Common Stock in connection with the solicitation of proxies by the respective Boards of Directors of Studio Plus and ESA for use at the Studio Plus Meeting and at the ESA Meeting, and at any adjournments or postponements thereof.

  At the Studio Plus Meeting, stockholders of Studio Plus will be asked to consider and vote upon the Merger Agreement providing for the Merger of Studio Plus with and into Merger Sub. If the proposed Merger is consummated, stockholders of Studio Plus will be entitled to receive 1.2272 shares of ESA Common Stock for each share of Studio Plus Common Stock owned by them.

  At the ESA Meeting, stockholders of ESA will be asked (i) to consider and vote upon a proposal to approve the Merger Agreement and the related transactions; (ii) to approve the ESA Charter Amendment; (iii) to consider and vote upon a proposal to approve and adopt the 1997 Plan; and (iv) to transact such other business as may properly come before the ESA Meeting.

  The executive offices of Studio Plus are located at 1999 Richmond Road, Suite Four, Lexington, Kentucky 40502, and its telephone number is (606) 269-1999. ESA's executive offices are located at 450 East Las Olas Boulevard, Ft. Lauderdale, Florida 33301, and its telephone number is (954) 713-1600.

  Studio Plus and ESA have no present affiliation with each other, except to the extent provided in the Stockholder Agreement and the Voting Agreement. See "The Merger--Stockholder Agreement" and "--Voting Agreement."

RECORD DATE; VOTING RIGHTS; VOTE REQUIRED

  The close of business on March 7, 1997 has been fixed as the record date for determination of the holders of Studio Plus Common Stock and the record date for the determination of the holders of ESA Common Stock who are entitled to notice of, and to vote at, the Studio Plus Meeting and the ESA Meeting, (and any adjournments or postponements of such Meetings), respectively. As of the date of this Joint Proxy Statement/Prospectus, there were approximately 12,558,000 shares of Studio Plus Common Stock outstanding and as of the date of this Joint Proxy Statement/Prospectus, there were approximately 79,886,000 shares of ESA Common Stock outstanding. The Studio Plus and ESA holders of record on the Studio Plus Record Date and the ESA Record Date, respectively, are each entitled to one vote per share on each matter submitted to a vote at their respective Meetings. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Studio Plus Common Stock or the holders of a majority of the outstanding shares of ESA Common Stock at the close of business on the Studio Plus Record Date or the ESA Record Date, as the case may be, is necessary to constitute a quorum at the Studio Plus Meeting and the ESA Meeting, respectively. Pursuant to the Articles of Incorporation of Studio Plus, the affirmative vote of the holders of two-thirds of the outstanding shares of Studio Plus Common Stock entitled to vote thereon is required for the approval of the Merger Agreement. At the Studio Plus Meeting, an abstention, direction to withhold authority, and broker non-vote are counted in the determination of whether the shares of Studio Plus Common Stock represented at the Studio Plus Meeting constitute a quorum but will have the effect of a vote against the proposal to approve the Merger Agreement (assuming the presence of a quorum).

  Pursuant to the Stockholder Agreement, Mr. Cowgill and Cowgill Partners have granted to ESA the right to vote the shares of Studio Plus Common Stock owned by each of them (an aggregate of 1,455,927 shares, or approximately 11.6% of votes entitled to be cast at the Studio Plus Meeting) in favor of approval of the Merger Agreement. All other directors and executive officers of Studio
Plus beneficially own an aggregate of
approximately 165,170 shares of Studio Plus Common Stock (or approximately 1.3% of the votes entitled to be cast at the Studio Plus Meeting). See "The Merger-- Stockholder Agreement."

  The affirmative vote of the holders of the majority of the outstanding shares of ESA Common Stock present in person or represented by proxy at the ESA Meeting and entitled to vote thereon is required for approval of the Merger Agreement. With respect to the ESA Meeting and the proposals to (i) approve the Merger Agreement; (ii) approve the ESA Charter Amendment; and (iii) approve and adopt the 1997 Plan, abstentions, directions to withhold authority, and broker non-votes are counted as shares present in the determination of whether the shares of ESA Common Stock represented at the ESA Meeting constitute a quorum. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders. Thus, an abstention from voting on a matter has the same legal effect as a vote against the matter. Broker non-votes and directions to withhold authority are counted as present, but are deemed not entitled to vote on proposals for which brokers do not have discretionary authority and, therefore, have no effect on any matters other than the approval of the ESA Charter Amendment, as to which they would have the same legal effect as a vote against such approval.

  In general, approval of any matter submitted to the stockholders for their consideration requires the affirmative vote of the holders of a majority of the shares of the ESA Common Stock present in person or represented by proxy and entitled to vote at the ESA Meeting.

  Pursuant to the Voting Agreement, Mr. G. Johnson has agreed to vote the 3,832,524 shares of ESA Common Stock owned by him, representing approximately 4.8% of the votes entitled to be cast at the ESA Meeting, in favor of approval of the Merger Agreement. See "The Merger--Voting Agreement."

PROXY SOLICITATION

  All properly completed proxies received at or prior to the Meetings and which have not been revoked will be voted at the Meetings in accordance with the instructions contained therein. Proxies solicited by the respective Boards of Directors of Studio Plus and ESA which contain no instructions regarding the proposal relating to the Merger specified in the form of proxy will be voted FOR the approval and adoption of the Merger Agreement. If any other matters are brought before the Studio Plus Meeting and submitted to a vote, all proxies solicited by the Board of Directors of Studio Plus will be voted in accordance with the judgment of the persons voting the proxies. Execution and delivery of a proxy will not prevent a stockholder of Studio Plus or ESA from attending the Studio Plus Meeting or the ESA Meeting, as the case may be, and voting in person. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted, but only by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of Studio Plus or ESA, as the case may be, bearing a later date than the proxy or by attending the Meeting and voting in person. Attendance at a Meeting will not by itself revoke the proxy.

  Proxies solicited by the Board of Directors of ESA which contain no instructions regarding the proposals specified in the form of proxy will be voted FOR the proposal to approve the ESA Charter Amendment and FOR the proposal to approve the 1997 Plan. If any other matters are brought before the ESA Meeting and submitted to a vote, all proxies solicited by the Board of Directors of ESA will be voted in accordance with the judgment of the persons voting the proxies.

  With respect to each of the Meetings, if a quorum is not obtained, or if fewer shares are voted in favor of approval and adoption of the Merger Agreement than the number required for approval and adoption, then such Meeting may be adjourned for the purpose of obtaining additional proxies for votes in favor of the proposal or for any other purpose, and, at any subsequent reconvening of such Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original meeting (except for any proxies which have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

  The cost of solicitation of the stockholders of ESA and Studio Plus shall be borne by ESA and Studio Plus, respectively. Such cost will include the reimbursement of banks, brokerage firms, nominees, fiduciaries and other custodians for expenses of forwarding solicitation materials to beneficial owners of shares. In addition to the solicitation of proxies by use of mail, the directors, officers and employees of ESA and Studio Plus may solicit proxies personally or by telephone, telegraph or facsimile transmission. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. In addition, ESA and Studio Plus have retained Morrow & Co., Inc. to assist in soliciting proxies and to provide proxy materials to banks, brokerage firms, nominees, fiduciaries and other custodians. For such services, ESA and Studio Plus will pay to Morrow & Co., Inc. a fee of $9,500 plus reasonable out-of-pocket expenses.

  The mailing of this Joint Proxy Statement/Prospectus to ESA and Studio Plus stockholders will commence on or about March 10, 1997.

                                 RISK FACTORS

  The following are certain risk factors or investment considerations which, in addition to the other information in this Joint Proxy Statement/Prospectus, should be considered carefully in evaluating a continuing investment in ESA Common Stock.

FIXED EXCHANGE RATIO

  The Exchange Ratio is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the price of either ESA Common Stock or Studio Plus Common Stock. The price of ESA Common Stock may vary from its price at the date of this Joint Proxy Statement/Prospectus and the dates of the Meetings. Such variations may be the result of changes in the business, operations, or prospects of ESA or Studio Plus, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors. Because the Effective Time may occur at a date later than the Meetings, there can be no assurance that the price of ESA Common Stock on the dates of the Meetings will be indicative of its price at the Effective Time. The Effective Time will occur as soon as practicable following the Meetings and the satisfaction or waiver of the conditions set forth in the Merger Agreement. Stockholders of ESA and Studio Plus are urged to obtain current market quotations for ESA Common Stock and Studio Plus Common Stock. Pursuant to the Merger Agreement, the respective Boards of Directors of Studio Plus and ESA may withdraw its recommendation of the Merger if such Board believes it is required to do so in accordance with its respective fiduciary duties. See "The Merger--Conditions to the Merger" and "--Exchange of Shares; Fractional Shares."

UNCERTAINTIES IN INTEGRATING BUSINESS OPERATIONS

  In determining that the Merger is advisable and in the best interests of its stockholders, each of the ESA Board of Directors and the Studio Plus Board of Directors, respectively, considered the operating, management, marketing and development benefits expected to result from the consummation thereof. See "The Merger--Studio Plus' Reasons for the Merger; Recommendation of Studio Plus' Board of Directors" and "--ESA's Reasons for the Merger; Recommendation of ESA's Board of Directors." There can be no assurance that any or all of such benefits will be realized as rapidly as currently expected or at all.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Merger by the Board of Directors of Studio Plus, Studio Plus stockholders should be aware that certain directors and executive officers of Studio Plus have certain interests in the Merger that are different from, or in addition to, the interests of Studio Plus stockholders generally; such interests, together with other relevant factors, were considered by the Board of Directors of Studio Plus in making its recommendation and approving the Merger Agreement. See "The Merger--Management of ESA After the Merger; Interests of Certain Persons in the Merger."

RISKS ASSOCIATED WITH THE LODGING INDUSTRY

  The extended stay segment of the lodging industry may be adversely affected by changes in national or local economic conditions, neighborhood characteristics and other local market conditions, such as an oversupply of hotel space or a reduction in demand for hotel space in a geographic area; changes in travel patterns; extreme weather conditions; changes in governmental regulations which influence or determine wages, prices, or construction costs; changes in interest rates; the availability of financing for operating or capital needs; and changes in real estate tax rates and other operating expenses. ESA's principal assets will consist of real property, and real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. In addition, due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits. These risks may be exacerbated by the relatively illiquid nature of real estate holdings. The ability of ESA to vary its portfolio in response to changes in economic and other conditions will be limited. There can be no assurance that downturns or prolonged adverse conditions in real estate or capital markets or in national, state or local economies, and the inability of ESA to dispose of an investment when it finds disposition to be advantageous or necessary, will not have a material adverse impact on ESA.

COMPETITION IN THE LODGING INDUSTRY

  There is no single competitor or small number of competitors that is or are dominant in the economy or mid-price extended stay markets. However, some of ESA's indirect competitors have substantially larger networks of locations and greater financial resources than ESA. A number of major lodging companies recently have announced their intent to aggressively develop extended stay lodging properties which may compete with ESA's properties. Competition in the U.S. lodging industry is based generally on convenience of location, price, range of services and guest amenities offered, and quality of customer service. ESA considers the location of its lodging facilities, the reasonableness of its room rates, and the services and guest amenities provided by it to be among the most important factors in its business. Demographic or other changes in one or more of ESA's markets could impact the convenience or desirability of the sites of certain lodging facilities, which would adversely affect their operations. Further, there can be no assurance that new or existing competitors will not significantly lower rates or offer greater convenience, services, or amenities or significantly expand or improve facilities in a market in which ESA's facilities compete, thereby adversely affecting ESA's operations.

LIMITED OPERATING HISTORY AND COSTS ASSOCIATED WITH EXPANSION

  ESA first began operating economy extended stay facilities in August 1995 and has a limited operating history upon which investors may evaluate ESA's performance. ESA has incurred operating losses in the past and, given the substantial development and financing expenses relating to ESA's expansion, there can be no assurance that ESA will be profitable in the future.

DEVELOPMENT RISKS

  ESA intends to grow primarily by developing additional ESA-owned lodging facilities. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in completion of construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue or profitability levels once opened, the risk of competition for suitable development sites from competitors (some of which have greater financial resources than ESA), the risks of incurring substantial costs in the event a development project must be abandoned prior to completion, changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the Americans with Disabilities Act), and general economic and business conditions. Although ESA intends to manage development to reduce such risks, there can be no assurance that present or future developments will perform in accordance with ESA's expectations. As of December 31, 1996, ESA had developed and opened 30 extended stay lodging facilities, acquired 10 others, and had 50 facilities under construction. ESA plans to begin construction of approximately 80 extended stay lodging facilities during 1997 and to continue an active development program thereafter. There can be no assurance, however, that ESA will complete the development and construction of the facilities or will acquire each of the planned properties and complete development of an ESA-owned facility thereon, or that any such developments will be completed in a timely manner or within budget.

RISKS ASSOCIATED WITH RAPID GROWTH

  ESA's rapid development plans will require the implementation of enhanced operational and financial systems and will require additional management, operational, and financial resources. For example, ESA will be required to recruit and train property managers and other personnel for each new lodging facility as well as additional accounting personnel. In addition, ESA needs to complete the development of a systemwide integrated computer network. There can be no assurance that ESA will be able to manage its expanding operations effectively. The failure to implement such systems and add such resources on a cost-effective basis could have a material adverse effect on ESA's results of operations and financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

  Although ESA expects that the construction and development of new extended stay lodging facilities will be its primary means of expansion, ESA has also made, and may continue to make, acquisitions of existing extended stay lodging facilities or other properties that are suitable for conversion to the extended stay concept and acquisitions of companies that are in the extended stay lodging industry, such as the pending Merger with Studio Plus. There can be no assurance that ESA will be able to acquire other extended stay lodging facilities or companies on terms favorable to ESA or that ESA will be able to consummate its pending Merger with Studio Plus. When ESA does make such acquisitions, it encounters various associated risks, including possible environmental and other regulatory costs, goodwill amortization, diversion of management's attention, potential dilution of stockholders' equity, and unanticipated problems or liabilities, some or all of which could have a material adverse effect on ESA's operations and financial performance.

RISKS OF BORROWING

  ESA may incur substantial borrowings in connection with its expansion. Pursuant to its mortgage facilities, ESA may be able to borrow up to $400 million to finance its properties, depending on certain conditions. This compares to total equity of $495.5 million as of December 31, 1996. These borrowings will be secured by mortgages on ESA's properties and various accounts and other assets. ESA may incur additional debt from time to time. Leverage increases the risks to ESA of any variations in its results, construction cost overruns, or any other factors affecting its cash flow or liquidity. In addition, ESA's interest costs could increase as the result of general increases in interest rates. Because a portion of ESA's borrowings under these facilities will bear interest at floating rates, the rates on individual term loans under these facilities will depend on the level of prevailing yields on U.S. Treasury securities at the times loans are made, and additional borrowings may bear interest at floating rates.

NEED FOR ADDITIONAL CAPITAL

  The extent to which ESA will be able to borrow under its mortgage facilities will be dependent on ESA meeting certain conditions and maintaining certain reserves. In addition, these mortgage facilities may restrict the ability of ESA to incur additional debt in the future. Although ESA is unable to quantify its needs for additional financing, ESA expects that it will need to procure additional financing over time, the amount of which will depend on a number of factors including the number of properties ESA constructs or acquires and the cash flow generated by its properties. There can be no assurance regarding the availability or terms of additional financing ESA may be able to procure over time. Any future debt financings or issuances of preferred stock by ESA will be senior to the rights of the holders of shares of ESA Common Stock, and any future issuances of shares of ESA Common Stock will result in the dilution of the then existing stockholders' proportionate equity interests in ESA.

RESTRICTIONS ON OPERATIONS IN MORTGAGE FACILITIES

  ESA's financing arrangements contain a number of provisions that impose restrictions on ESA which could, under certain circumstances, limit ESA's operating and financial flexibility and adversely affect its results of operations. These provisions include restrictions on the ability of ESA to incur additional indebtedness, prepay indebtedness, declare dividends, enter into certain financing arrangements, acquire or dispose of certain assets, or make certain investments. In addition, ESA's ability to utilize its mortgage facilities is subject to it meeting certain conditions.

IMPACT OF ENVIRONMENTAL REGULATIONS

  ESA's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances, and regulations. In addition, in the event any future legislation is adopted, ESA may, from time to time, be required to make significant capital and operating expenditures in response to such legislation. ESA attempts to minimize its exposure to potential environmental liability through its site-selection procedures. ESA typically secures an option to purchase land subject to certain contingencies. Prior to exercising such option and purchasing the property, ESA conducts a Phase I environmental assessment (which generally involves a physical inspection and database search, but not soil or groundwater analyses). Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require significant expenditures. In connection with the ownership of its properties, ESA may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect ESA's results of operations and financial condition.

LOSSES IN EXCESS OF INSURANCE COVERAGE

  ESA maintains comprehensive insurance on each of its properties, including liability, fire, and extended coverage, in the types and amounts customarily obtained by an owner and operator in ESA's industry.

Nevertheless, there are certain types of losses, generally of a catastrophic nature, such as hurricanes, earthquakes, and floods, that may be uninsurable or not economically insurable. ESA uses its discretion in determining amounts, coverage limits, and deductibility provisions of insurance, with a view to obtaining appropriate insurance on ESA's properties at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a loss would not be sufficient to pay the full current market value or current replacement value of ESA's lost investment, and the insurance proceeds received by ESA might not be adequate to restore its economic position with respect to such property.

RELIANCE ON KEY PERSONNEL

  ESA's success depends to a significant extent upon the efforts and abilities of its senior management and key employees, particularly, Mr. G. Johnson, President and Chief Executive Officer, and Mr. Robert A. Brannon, Senior Vice President and Chief Financial Officer ("Mr. Brannon"). The loss of the services of any of these individuals could have a material adverse effect upon ESA. ESA does not have employment or consulting agreements with any of its officers other than Mr. Harold E. Wright nor does it carry key man life insurance on any of its officers. Studio Plus has an employment agreement with Michael J. Moriarty which ESA will assume in the Merger.

CONTROL OF ESA BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  As of February 7, 1997, Mr. G. Johnson, the President and Chief Executive Officer of ESA, H. Wayne Huizenga, the Chairman of the Board of Directors of ESA ("Mr. Huizenga"), and Stewart H. Johnson, a Director of ESA ("Mr. S. Johnson"), beneficially owned approximately 27.5% of the outstanding shares of ESA Common Stock, and these individuals together with other executive officers and directors of ESA as a group owned approximately 33.9% of the outstanding shares of ESA Common Stock. Following the Merger, these individuals will own approximately 23.0% of the outstanding shares of ESA Common Stock, and all such officers and directors of ESA as a group will own approximately 30.2% of the outstanding shares of ESA Common Stock (including shares of ESA Common Stock to be owned by Mr. Cowgill upon consummation of the Merger). In addition, ESA's debt agreements contain, and future financing arrangements may contain, provisions regarding the composition of ESA's Board of Directors.

ANTITAKEOVER EFFECT OF CHARTER, BYLAWS, STATUTORY PROVISIONS, AND FINANCING ARRANGEMENTS

  The ownership positions of Mr. G. Johnson, Mr. Huizenga, and Mr. S. Johnson and the other executive officers and directors of ESA as a group, together with the anti-takeover effects of Section 203 of the DGCL which, in general, imposes restrictions upon acquirors of 15% or more of the ESA Common Stock, and of certain provisions in ESA's Charter and Bylaws, may have the effect of delaying, deferring, or preventing a change of control of ESA, even if such event would be beneficial to stockholders. For example, ESA's Charter requires that all stockholder action must be effected at a duly-called annual or special meeting of stockholders, and the Bylaws require that stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other business to be conducted at any meeting of stockholders. In addition, ESA's Charter authorizes "blank check" preferred stock, so that ESA's Board of Directors may, without stockholder approval, issue preferred shares through a stockholders' rights plan or otherwise which could inhibit a change of control. In the event that the current members of ESA's Board of Directors cease to constitute a majority of the Board or Mr. G. Johnson or Mr. Huizenga ceases to be a member of the Board, amounts outstanding under its current financing arrangements, if any, would become immediately due.

ABSENCE OF DIVIDENDS

  ESA intends to retain its earnings to finance its growth and for general corporate purposes and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, ESA's debt agreements contain, and future financing agreements may contain, limitations on the payment of cash dividends or other distributions of assets.

                                  THE MERGER

  The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Joint Proxy
Statement/Prospectus and is incorporated herein by reference.

GENERAL

  At the Effective Time, Studio Plus will be merged with and into Merger Sub. It is contemplated that after the Merger, the Surviving Corporation will operate the Studio Plus business substantially as now conducted by Studio Plus. As a result of the Merger, the stockholders of Studio Plus will become stockholders of ESA. See "Comparative Rights of Stockholders."

BACKGROUND OF THE MERGER

  As part of their evaluation of the extended stay lodging industry in connection with the formation of ESA in January 1995, Mr. G. Johnson, Mr. Huizenga and Mr. Brannon met with numerous owners and operators of extended stay lodging facilities, including Mr. Cowgill of Studio Plus. ESA management was interested in evaluating the extended stay lodging industry generally, and determining whether the potential existed to develop strategic relationships with such owners/operators in connection with ESA's entry into the extended stay lodging industry. Based on these discussions, ESA determined that the potential for strategic relationships did not exist at that time because the existing owner/operators either did not meet ESA's criteria or were not interested in a strategic relationship. Particularly, at such time Mr. Cowgill indicated that Studio Plus had no interest in forming a strategic relationship with ESA. Accordingly, ESA decided to proceed with the development of extended stay lodging facilities with its own development and operational concepts.

  From time to time following the formation of ESA, Mr. G. Johnson has contacted extended stay lodging owner/operators, including Studio Plus, to discuss the extended stay lodging industry generally and to indicate ESA's interest in evaluating the merits of business combinations which would further the goals of the respective parties. ESA also has performed detailed analyses, based on publicly available information with respect to public companies and information estimated by ESA personnel or provided by private businesses, of the economic impact of such combinations.

  In late May 1996, Mr. G. Johnson had a telephone conversation with Mr. Cowgill in which Mr. G. Johnson indicated that ESA would like to analyze the effects of a business combination with Studio Plus and that, in order to do so, ESA would need to evaluate the possibility of the combination being accounted for as a pooling of interests. To make the determination of whether the combination could be accounted for as a pooling of interests, ESA's auditors, Coopers & Lybrand, L.L.P. ("Coopers & Lybrand"), needed to consult with Studio Plus' auditors, also Coopers & Lybrand, regarding Studio Plus' formation and subsequent activities. Mr. Cowgill agreed to allow his auditors to discuss these factors with ESA's auditors on the condition that ESA pay all fees associated with the analysis and that Studio Plus personnel not be involved with the analysis.

  In early June 1996, Coopers & Lybrand advised ESA that it could not conclude its analysis without further information from and cooperation by Studio Plus. Mr. Cowgill denied ESA's request for additional information because Studio Plus had no interest in evaluating a business combination with ESA at that time. ESA immediately terminated its engagement of Coopers & Lybrand to perform the pooling of interests analysis. ESA did not make a proposal and did not discuss specific terms of a business combination with Studio Plus at that time.

  In November 1996, Mr. G. Johnson asked Mr. Cowgill whether Studio Plus would be interested in considering a possible business combination with ESA. On November 18, 1996, Mr. G. Johnson and Mr. Brannon, on behalf of ESA, and Mr. Cowgill and Mr. James C. Baughman, Jr., the Chief Financial Officer and Treasurer of Studio Plus ("Mr. Baughman"), on behalf of Studio Plus, participated in a telephone conversation in which Mr. G. Johnson stated that ESA would consider issuing ESA Common Stock to Studio Plus stockholders based on an exchange ratio that valued Studio Plus Common Stock at between $18 and $20 per share, subject to additional due diligence and other conventional terms. Mr. Cowgill indicated that while he would be willing to discuss the proposal with the Board of Directors of Studio Plus, he would need to have a much better understanding of the other terms and conditions in such a business combination, including the time required to close such a transaction, the income tax impact to Studio Plus stockholders, and any restrictions on the ESA Common Stock which would be received in exchange for Studio Plus Common Stock. Therefore, the parties agreed that Mr. Brannon and Mr. Baughman would meet in Atlanta, Georgia on November 19, 1996, with legal counsel for the respective companies, to discuss the process involved in, and issues related to, such a transaction.

  On November 19, 1996, Mr. Brannon and a representative of Bell, Boyd & Lloyd, counsel to ESA, met with Mr. Baughman and a representative of King & Spalding, counsel to Studio Plus, at the offices of King & Spalding in Atlanta. At that meeting, the parties discussed and summarized the significant issues that would need to be addressed in a merger agreement. The parties also discussed the steps necessary to complete such a transaction and the related time schedule. No negotiations were held nor were any agreements reached in this meeting because the purpose of the meeting was solely to educate each of the companies as to the issues involved in such a transaction.

  Following the November 19, 1996 meeting in Atlanta, Mr. Brannon and Mr. Baughman each consulted with Mr. G. Johnson and Mr. Cowgill, respectively, regarding the issues presented at the meeting. On November 21, 1996, Mr. Cowgill met with Mr. G. Johnson, Mr. Huizenga and Mr. Brannon in Ft. Lauderdale, Florida to discuss further the issues presented at the Atlanta meeting and the merits of an ESA/Studio Plus business combination. Mr. Cowgill expressed some reservations regarding the amount of the proposed consideration, but indicated that he would at least present the proposal to the Board of Directors of Studio Plus. Mr. G. Johnson indicated that ESA would be willing to further evaluate the proposed consideration based upon additional information regarding the prospects for Studio Plus' business. Mr. Cowgill suggested that the parties execute a confidentiality agreement before any non-public information was exchanged. Mr. Johnson agreed and asked that such an agreement be forwarded to ESA as soon as possible.

  On November 22, 1996, Mr. Cowgill called a meeting of the Board of Directors of Studio Plus to advise the board of the communications he had received from ESA and several other lodging companies regarding a possible business combination involving Studio Plus. At this meeting, the Studio Plus Board of Directors authorized Studio Plus management to continue discussions with ESA and any other entities deemed appropriate regarding a potential business combination involving Studio Plus. Further, the Studio Plus Board of Directors authorized management to retain an investment banking firm to serve as Studio Plus' financial advisor in connection with the consideration of such strategic alternatives. Studio Plus subsequently retained Smith Barney to assist Studio Plus in connection with a potential transaction.

  On November 27, 1996, ESA and Studio Plus entered into a confidentiality agreement regarding confidential information of both Studio Plus and ESA, but no information was delivered by either party pursuant to such agreement because Mr. Cowgill indicated that he needed additional time to discuss the ESA proposal with the Studio Plus Board of Directors.

  On December 4, 1996, a meeting of the Board of Directors of Studio Plus was held. Studio Plus' management and financial advisors were present at the meeting and a discussion was had regarding Mr. Cowgill's conversations with ESA, the extended stay lodging industry generally and other possible strategic partners which may have an interest in a transaction with Studio Plus. After discussion, the Studio Plus Board of Directors requested that Smith Barney contact a select group of possible strategic partners with respect to a potential transaction with Studio Plus.

  On December 10, 1996, Mr. G. Johnson and Mr. Robert W. Levis (Vice President-Corporate Development of ESA Management, Inc., a wholly-owned subsidiary of
ESA), on behalf of ESA, and Mr. Cowgill and Mr. Baughman, on behalf of Studio Plus, met in St. Petersburg, Florida to discuss further the ESA proposal. At this meeting, Mr. G. Johnson indicated that ESA would consider an exchange ratio that valued Studio Plus Common Stock at up to $21 per share, again based on further due diligence and the receipt of additional information which would validate the proposed exchange ratio. Mr. Cowgill indicated that he would again discuss the proposal with the Studio Plus Board of Directors and respond to the ESA proposal.

  ESA was notified on December 12, 1996 that Smith Barney had been requested by the Studio Plus Board of Directors to solicit other potential parties to a transaction with Studio Plus. At that time, Mr. G. Johnson indicated that ESA was considering other business combinations, as well as its own development of a mid-price extended stay lodging product, and that the time delay in reaching a decision might preclude ESA from consummating a business combination with Studio Plus in the future. Therefore, Mr. G. Johnson indicated that any previous proposals by ESA should no longer be considered by Studio Plus.

  On December 26, 1996, Mr. G. Johnson, Mr. Huizenga and Mr. Brannon met to discuss the options available to ESA to expand ESA's development in the extended stay lodging industry. Based on these discussions, it was determined that Studio Plus offered the best opportunity to enter the mid-price segment of the extended stay industry and that, if a definitive agreement for a business combination with Studio Plus could be completed in the near future at a price acceptable to ESA, such a transaction should be pursued before committing to any of the alternatives. Following the meeting, Mr. G. Johnson immediately contacted a representative of DLJ and asked DLJ to act as its financial advisor in connection with a transaction with Studio Plus and requested that DLJ contact Smith Barney. On that day, DLJ contacted Smith Barney and indicated that ESA was considering other business transactions that, if implemented, could preclude or significantly delay discussions regarding a possible business combination with Studio Plus, but that ESA would be prepared to engage in immediate discussions regarding a possible business combination with Studio Plus before pursuing such other transactions. After further discussions between DLJ and Smith Barney (and such advisors and their respective clients), DLJ, on behalf of ESA, executed a revised confidentiality agreement on December 30, 1996, relating to confidential information of Studio Plus, and thereafter received a package containing such information regarding Studio Plus.

  On January 2 and 3, 1997, DLJ and Smith Barney had numerous telephone conversations discussing the data in the confidential information package. On January 6, 1997, DLJ and Smith Barney met to discuss further the financial and operating data included in the confidential information package as well as additional property and development data provided to DLJ at the meeting. The representatives of DLJ and Smith Barney also discussed timing issues and steps necessary to complete a potential transaction between ESA and Studio Plus.

  On January 8, 1997, Smith Barney representatives met with representatives of another possible partner of Studio Plus to discuss financial and operational data relating to Studio Plus which had been provided to such party. Also on January 8, 1997, ESA submitted, through DLJ, an oral offer to acquire Studio Plus in a merger transaction with a fixed exchange ratio, with no adjustment provisions, that valued Studio Plus Common Stock at $22.00 to $23.00 per share, subject to terms and conditions customary for such a transaction. At that time, DLJ confirmed that if an agreement could not be reached within a reasonable period of time, ESA was prepared to move forward with other activities which could preclude or significantly delay further discussions with Studio Plus. None of the other potential participants in a transaction with Studio Plus had submitted a formal preliminary indication of interest in proceeding with a transaction with Studio Plus at that time.

  On January 9, 1997, DLJ further discussed terms of the offer with Smith Barney. Terms discussed at this time included termination fees to be paid to ESA should a transaction not be consummated, and the proxy of Mr. Cowgill to vote his shares in favor of the merger.

  On January 10, 1997, the parties reached agreement on the fixed exchange ratio, subject to certain conditions and adjustments. Discussions continued on January 11 and 12, 1997, and plans were made for due diligence and resolution of the final terms of the Merger at the offices of King & Spalding on January 14, 1997.

  On January 14, 1997, Mr. Brannon and Mr. Levis and representatives of DLJ, Bell, Boyd & Lloyd and Coopers & Lybrand met at the offices of King & Spalding in Atlanta with Mr. Baughman and Mr. Michael Moriarty, President of Studio Plus, and representatives of Smith Barney, King & Spalding and Coopers & Lybrand. Mr. Cowgill and Mr. G. Johnson participated telephonically from time-to-time throughout the meeting. At that meeting, which continued until the morning of January 16, 1997, ESA and Studio Plus exchanged more detailed financial, legal and business due diligence information and negotiated the remaining terms of the Merger. By the morning of January 16, 1997, the final terms of the Merger had been reached, subject to approval by the Boards of Directors of ESA and Studio Plus.

  On the afternoon of January 16, 1997, at a special meeting, the members of the Board of Directors of ESA, with Mr. Brannon and representatives of DLJ and Bell, Boyd & Lloyd in attendance, met to consider the proposed Merger with Studio Plus. The Board of Directors of ESA heard a presentation from DLJ on the financial terms of the Merger and DLJ delivered to the ESA Board of Directors its oral opinion to the effect that the Exchange Ratio was fair to ESA from a financial point of view. (See "--Opinion of ESA's Financial Advisor"). Legal counsel to ESA then reviewed with the ESA Board of Directors the material provisions of the Merger Agreement and related documents. After a discussion of the terms of the Merger Agreement, the ESA Board of Directors unanimously approved the Merger Agreement.

  On the afternoon of January 16, 1997, at a special meeting, the members of the Studio Plus Board of Directors met to consider the proposed transaction with ESA. At such meeting, legal counsel to Studio Plus reviewed with the Board of Directors the drafts of the Merger Agreement and related agreements and the fiduciary duties of the Studio Plus Board of Directors in connection with the proposed Merger. Smith Barney then delivered to the Studio Plus Board of Directors its opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Studio Plus Common Stock. Smith Barney also reviewed with the Studio Plus Board of Directors the financial analyses performed by Smith Barney in connection with such opinion (See "--Opinion of Studio Plus' Financial Advisor"). Studio Plus' independent accountants discussed the accounting treatment for the transaction with the Studio Plus Board of Directors. Studio Plus' management also reported to the Board of Directors on the results of the due diligence review of ESA. The Studio Plus Board of Directors engaged Studio Plus' management and its advisors in a thorough discussion of the proposed transaction. After such discussion, the Studio Plus Board of Directors unanimously approved the Merger Agreement.

  After the Studio Plus special Board of Directors meeting ended in the evening of January 16, 1997, Studio Plus and ESA executed the Merger Agreement; ESA, Mr. Cowgill, and the Cowgill Partners executed the Stockholder Agreement; and Mr. G. Johnson and Studio Plus executed the Voting Agreement. On January 17, 1997, the parties issued a joint press release announcing the Merger.

STUDIO PLUS' REASONS FOR THE MERGER; RECOMMENDATION OF STUDIO PLUS' BOARD OF DIRECTORS

  At a meeting held on January 16, 1997, the Board of Directors of Studio Plus unanimously determined that the terms of the Merger are in the best interests of Studio Plus and its stockholders. In reaching its determination, the Studio Plus Board of Directors consulted with Studio Plus management, as well as Studio Plus' legal counsel, financial advisor, and accountants, and considered a number of factors, including, without limitation, the following:

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

    (i) Studio Plus' Business, Condition, and Prospects. The Studio Plus Board of Directors considered information with respect to the financial condition, results of operations and business of Studio Plus, and current industry, economic and market conditions. The Studio Plus Board of Directors considered Studio Plus' historical growth strategies and determined that a combination with ESA would allow Studio Plus stockholders to receive the benefits of synergies between the operating capabilities of Studio Plus and the development capabilities of ESA.

    (ii) ESA's Business, Condition and Prospects. The Studio Plus Board of Directors considered information with respect to the financial condition, results of operations and business of ESA, on both a historical and prospective basis, and current industry, economic and market conditions. Management and Studio Plus' financial advisor reviewed with the Studio Plus Board of Directors information regarding ESA's financial condition and prospects after conducting business and financial due diligence. The Studio Plus Board of Directors considered, among other things, the strength of ESA's management team (including, in particular, their development expertise), the rapid pace of its development activities, and the geographical distribution of its existing and planned properties. The Studio Plus Board of Directors also found favorable the fact that ESA enjoyed a higher market capitalization and perceived greater access to the capital markets than Studio Plus.

    (iii) Value/Nature of Merger Consideration. In evaluating the Merger, the Studio Plus Board of Directors considered the value and nature of the consideration to be received by Studio Plus stockholders in the Merger. At the Effective Time, each share of Studio Plus Common Stock will be converted into the right to receive 1.2272 shares of ESA Common Stock. At the time the Board of Directors of Studio Plus approved the Merger Agreement, the market value of the 1.2272 shares of ESA Common Stock was approximately $22.86 (based on the closing sale price of $18.625 per share on January 16, 1997). The Studio Plus Board of Directors considered as favorable to its determination the fact that the value to be received per share of Studio Plus Common Stock represented a premium of more than 54% over the closing sale price of $14.75 for Studio Plus Common Stock on January 16, 1997, the last trading day preceding the announcement of the Merger. The Studio Plus Board of Directors took into account that the implied value of the consideration to be received by holders of Studio Plus Common Stock in the Merger based on the then current price of ESA Common Stock compared favorably to the range of implied equity values for Studio Plus reflected in the financial analyses prepared by Studio Plus' financial advisor. See "--Opinion of Studio Plus' Financial Advisor." The shares of ESA Common Stock to be issued in the Merger will be registered under the Securities Act and quoted on The Nasdaq Stock Market. As a result, Studio Plus stockholders will receive freely transferable stock that can be sold in the public market (subject to certain limitations applicable to stockholders deemed to be "affiliates" of Studio Plus). In addition, the Merger will constitute a tax-free reorganization for federal income tax purposes. See "--Certain Federal Income Tax Consequences."

    (iv) Termination Provisions and Termination Fee. The Studio Plus Board of Directors considered the provisions of the Merger Agreement that permit the Studio Plus Board of Directors to continue to receive unsolicited inquiries and proposals and to terminate the Merger Agreement upon payment to ESA of a $7.5 million termination fee, if, by reason of an Alternative Proposal being made, the Studio Plus Board of Directors determines that such termination is necessary in the exercise of its fiduciary duties to stockholders. The Studio Plus Board of Directors concluded that the amount of the termination fee in relation to the value of the Merger Consideration would give the Studio Plus Board of Directors sufficient flexibility to consider Alternative Proposals.

    (v) Opinion of Smith Barney. The Studio Plus Board of Directors considered as favorable to its determination the financial presentation and oral opinion of Smith Barney delivered to the Studio Plus Board of Directors at its meeting on January 16, 1997 (which oral opinion was subsequently confirmed by delivery of a written opinion dated January 16,
  1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Studio Plus Common Stock. See "--Opinion of Studio Plus' Financial Advisor."

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

    (vi) Other Prospective Merger Partners. The Studio Plus Board of Directors reviewed the discussions with other lodging companies regarding a potential transaction with Studio Plus. The Board of Directors considered that none of those prospective merger partners had submitted a formal preliminary indication of interest in proceeding with a transaction with Studio Plus. In addition, the Studio Plus Board of Directors considered approaching other companies about a possible business combination, but concluded any such discussions were unlikely to result in a transaction on terms as favorable as the Merger.

  In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Studio Plus Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

  THE BOARD OF DIRECTORS OF STUDIO PLUS BELIEVES THAT THE MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, STUDIO PLUS AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF STUDIO PLUS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF STUDIO PLUS' FINANCIAL ADVISOR

  Smith Barney was retained by Studio Plus to act as its financial advisor in connection with the Merger. In connection with such engagement, Studio Plus requested that Smith Barney evaluate the fairness, from a financial point of view, to the holders of Studio Plus Common Stock of the consideration to be received by such holders in the Merger. On January 16, 1997, at a meeting of the Board of Directors of Studio Plus held to evaluate the Merger, Smith Barney delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated January 16, 1997) to the Board of Directors of Studio Plus to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Studio Plus Common Stock.

  In arriving at its opinion, Smith Barney reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Studio Plus and certain senior officers and other representatives and advisors of ESA concerning the businesses, operations, and prospects of Studio Plus and ESA. Smith Barney examined certain publicly available business and financial information relating to Studio Plus and ESA as well as certain financial forecasts and other information and data for Studio Plus and ESA which were provided to or otherwise discussed with Smith Barney by the respective managements of Studio Plus and ESA, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Studio Plus Common Stock and ESA Common Stock; the respective companies' historical and projected earnings and other operating data (including current and anticipated operating results from existing and planned properties); and the capitalization and financial condition of Studio Plus and ESA. Smith Barney also considered, to the extent publicly available, the financial terms of other transactions recently effected which Smith Barney considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of Studio Plus and ESA. Smith Barney also evaluated the potential pro forma financial impact of the Merger on ESA. In connection with its engagement, Smith Barney was requested to approach on a limited basis, and held discussions with, certain third parties to solicit indications of interest in a possible acquisition of Studio Plus. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at its opinion. Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Smith Barney as of the date of its opinion.

  In rendering its opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information and data furnished to or otherwise reviewed by or discussed with Smith Barney, the managements of Studio Plus and ESA advised Smith Barney that their respective forecasts and other information and data were reasonably prepared reflecting the best currently available estimates and judgments of the managements of Studio Plus and ESA, respectively, as to the future financial performance of Studio Plus and ESA, respectively, and the strategic implications and operational benefits anticipated to result from the Merger. Smith Barney assumed, with the consent of the Board of Directors of Studio Plus, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Smith Barney did not express any opinion as to what the value of ESA Common Stock actually will be when issued to Studio Plus stockholders pursuant to the Merger or the price at which ESA Common Stock will trade subsequent to the Merger. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Studio Plus or ESA nor did Smith Barney make any physical inspection of the properties or assets of Studio Plus or ESA. Although Smith Barney evaluated the Exchange Ratio from a financial point of view, Smith Barney was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between Studio Plus and ESA. No other limitations were imposed by Studio Plus on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering its opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF SMITH BARNEY DATED JANUARY 16, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX B, AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF STUDIO PLUS COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. THE OPINION OF SMITH BARNEY IS DIRECTED TO THE BOARD OF DIRECTORS OF STUDIO PLUS AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE STUDIO PLUS MEETING. THE SUMMARY OF THE OPINION OF SMITH BARNEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In preparing its opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Smith Barney's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Smith Barney made numerous assumptions with respect to Studio Plus, ESA, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Studio Plus and ESA. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Smith Barney's opinion and analyses were only one of many factors considered by the Board of Directors of Studio Plus in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors or management of Studio Plus with respect to the Exchange Ratio or the Merger.

  Selected Company Analysis. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of Studio Plus and the following 21 selected publicly traded companies in the lodging and extended stay industries, consisting of: (i) Lodging Companies:
Marriott International, Inc., La Quinta Inns, Inc., Promus Hotels Corporation, Choice Hotels International, Inc., Interstate Hotels Company, Prime Hospitality Corp., Bristol Hotel Company, Wyndham Hotel Corporation, Capstar Hotel

Company, Doubletree Corporation, Red Roof Inns, Inc., HFS Incorporated, Hilton Hotels Corporation, Host Marriott Corporation, Red Lion Inns L.P., Renaissance Hotel Group N.V., and John Q. Hammons Hotels, Inc. (the "Lodging Companies") and (ii) Extended Stay Companies: ESA, Suburban Lodges of America, Inc., Homegate Hospitality, Inc., and Candlewood Hotel Corporation (the "Extended Stay Companies" and, together with the Lodging Companies, the "Selected Companies"). Smith Barney compared market values as multiples of, among other things, estimated calendar 1997 and 1998 net income, and adjusted market values (equity market value, plus total debt, minority interest and the book value of preferred stock, less cash and cash equivalents) as multiples of, among other things, estimated calendar 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA"). Net income projections for the Selected Companies were based on estimates of selected investment banking firms, and net income projections for Studio Plus were based on internal estimates of the management of Studio Plus. All multiples were based on closing stock prices as of January 15, 1997. Applying a range of mean multiples (excluding outliers) for the Selected Companies of estimated calendar 1997 and estimated calendar 1998 net income of 20.8x to 26.8x and 14.4x to 16.5x, respectively, and estimated calendar 1997 EBITDA of 9.6x to 18.2x to corresponding financial data for Studio Plus resulted in an equity reference range for Studio Plus of approximately $17.84 to $25.14 per share, as compared to the equity value implied by the Exchange Ratio of approximately $23.47 per share based on the average closing stock price of ESA Common Stock for the five trading days ending January 15, 1997.

  No company or business used in the "Selected Company Analysis" as a comparison is identical to Studio Plus or ESA. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies or the business segment or company to which they are being compared.

  Projected 1998 Net Income and EBITDA Analysis. Using publicly available information and internal estimates of the management of Studio Plus, Smith Barney compared market values of the Selected Companies as a multiple of estimated calendar 1996 net income and adjusted market values of the Selected Companies as a multiple of estimated calendar 1996 EBITDA. Applying a range of selected multiples of estimated calendar 1996 net income and EBITDA for the Selected Companies of 23.0x to 25.0x and 10.0x to 12.0x, respectively, to corresponding estimated calendar 1998 financial data for Studio Plus, discounted to present value using discount rates ranging from 20.0% to 25.0%, resulted in an equity reference range for Studio Plus of approximately $19.34 to $25.50 per share, as compared to the equity value implied by the Exchange Ratio of approximately $23.47 based on the average closing stock price of ESA Common Stock for the five trading days ending January 15, 1997.

  Discounted Cash Flow Analysis. Smith Barney performed a discounted cash flow analysis of the projected free cash flow of Studio Plus for the fiscal years 1997 through 1999, based on internal estimates of the management of Studio Plus. The stand-alone discounted cash flow analysis of Studio Plus was determined by (i) adding (x) the present value of projected free cash flows over the three-year period from 1997 to 1999 and (y) the present value of the estimated terminal value of Studio Plus in year 1999 and (ii) subtracting the current net debt of Studio Plus. The range of estimated terminal values for Studio Plus at the end of the three-year period was calculated by applying terminal multiples ranging from 9.0x to 10.0x to the projected 1999 EBITDA of Studio Plus, representing the estimated value of Studio Plus beyond the year 1999. The cash flows and terminal values of Studio Plus were discounted to present value using discount rates ranging from 20.0% to 25.0%. Based on such terminal value multiples and discount rates, this analysis resulted in an equity reference range for Studio Plus of approximately $14.49 to $23.34 per share, as compared to the equity value implied by the Exchange Ratio of approximately $23.47 per share based on the average closing stock price of ESA Common Stock for the five trading days ending January 15, 1997.

  Property Value Analysis. Smith Barney analyzed the implied equity values of the properties of Studio Plus existing or under development for fiscal 1996 and 1997, based on internal estimates of the management of Studio Plus as to, among other things, the number of hotels and suites opened, under construction or planned in such fiscal years and the anticipated costs and stabilized cash flow attributable to such properties. Utilizing terminal value capitalization rates of stabilized cash flow of 11% to 12%, this analysis resulted in an equity reference range for Studio Plus of approximately $19.31 to $21.12 per share, as compared to the equity value implied by the Exchange Ratio of approximately $23.47 per share based on the average closing stock price of ESA Common Stock for the five trading days ending January 15, 1997.

  Pro Forma Merger Analysis. Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on ESA's projected earnings per share ("EPS") for fiscal years 1997 and 1998, based on internal estimates of the managements of Studio Plus and ESA. The results of the pro forma merger analysis suggested that the Merger could be accretive to ESA's EPS in each of the fiscal years analyzed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

  Selected Merger and Acquisition Transactions Analysis. Using publicly available information, Smith Barney reviewed, among other things, the implied transaction multiples paid or proposed to be paid in the following nine selected transactions in the lodging industry, consisting of (acquiror/target): Interstate Hotels Company/Equity Inns, Inc. (Trust Leasing Inc.), Doubletree Corporation/Red Lion Hotels, Inc., Doubletree Corporation/RFS, Inc., TRT Holdings Inc./Omni Hotels Group, FelCor Suite Hotels Inc./Crown Sterling Suites, Starwood Capital Group L.P. and Goldman Sachs/Westin Hotels (Aoki Corp.), The Hampstead Group, Inc./Harvey Hotels/United Inns, Inc., Saudi Prince Al-Waleed/Four Seasons Hotels, Inc., and Starwood Capital Group L.P./Hotel Investors Trust (collectively, the "Selected Transactions"). Smith Barney compared transaction values as multiples of, among other things, latest 12 months EBITDA and earnings before interest and taxes ("EBIT"). Applying a range of multiples (excluding outliers) for the Selected Transactions of latest 12 months EBITDA and EBIT of 8.9x to 11.6x and 14.3x to 15.5x, respectively, to corresponding financial data for Studio Plus resulted in an equity reference range for Studio Plus of approximately $9.26 to $10.62 per share, as compared to the equity value implied by the Exchange Ratio of approximately $23.47 per share based on the average closing stock price of ESA Common Stock for the five trading days ending January 15, 1997.

  No transaction used in the "Selected Merger and Acquisition Transaction Analysis" as a comparison is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the Selected Transactions or the business segment or transaction to which they are being compared.

  Exchange Ratio Analysis. Smith Barney compared the Exchange Ratio with the historical ratio of the daily closing prices of Studio Plus Common Stock and ESA Common Stock during the 20-day and 90-day periods preceding public announcement of the Merger. The exchange ratios of the daily closing prices of one share of Studio Plus Common Stock to one share of ESA Common Stock during the 20-day and 90-day periods preceding public announcement of the Merger were
0.8079 and 0.8454, respectively, as compared to the Exchange Ratio of 1.2272.

  Premium Analysis. Smith Barney analyzed the implied premium payable in the Merger and the premiums paid in approximately 230 selected transactions having a transaction value of $100 million to $500 million, including transactions in the real estate industry and the Selected Transactions. The range of mean and median premiums paid in such transactions (excluding transactions in the real estate industry and the Selected Transactions) based on the closing stock price of the acquired company one day prior to public announcement of the transaction was approximately 20.0% to 24.6%, with a range of mean and median premiums of approximately 7.6% to 7.9% in the case of transactions in the real estate industry and approximately 43.6% to 46.7% in the case of the Selected Transactions, as compared to the implied premium payable in the Merger, based on closing stock prices of Studio Plus Common Stock and ESA Common Stock on January 15, 1997, of approximately 59.1%. Based on the average closing stock price of ESA Common Stock for the five trading days ending January 15, 1997, this analysis resulted in an equity reference range for Studio Plus of approximately $18.25 to $18.64 per share, as compared to the equity value implied by the Exchange Ratio of approximately $23.47 per share.

  Other Factors and Comparative Analyses. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) indications of interest received from third parties other than ESA; (ii) historical and projected financial results of Studio Plus and ESA; (iii) the history of trading prices and volume for Studio Plus Common Stock and ESA Common Stock and the relationship between movements of such common stock, movements of the common stock of the Selected Companies and movements in the S&P 400 Index; (iv) selected published analysts' reports on Studio Plus and ESA; and (v) the pro forma ownership of the combined company.

  Pursuant to the terms of Smith Barney's engagement, Studio Plus has agreed to pay Smith Barney for its services in connection with the Merger an aggregate financial advisory fee of $2.7 million. Studio Plus has also agreed to reimburse Smith Barney for travel and other reasonable out-of-pocket expenses incurred by Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

  Smith Barney has advised Studio Plus that, in the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of Studio Plus and ESA for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Smith Barney has in the past provided investment banking and financial advisory services to Studio Plus and ESA unrelated to the Merger, for which services Smith Barney has received compensation. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Studio Plus and ESA.

  Smith Barney is a nationally recognized investment banking firm and was selected by Studio Plus based on its experience, expertise and familiarity with Studio Plus and its business. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

ESA'S REASONS FOR THE MERGER; RECOMMENDATION OF ESA'S BOARD OF DIRECTORS

  Based on a review by management of ESA of the overall extended stay lodging industry and the price segments of that industry that complement ESA's existing economy extended stay product and concept, ESA has concluded that it is advantageous to expand its product offering into other price segments of the extended stay lodging industry. ESA believes that the StudioPLUS hotels are similar in concept and operation to ESA's economy extended stay hotels and will enable ESA to enter the mid-price segment of the extended stay lodging industry with a product that is already established. The Merger with Studio Plus also will immediately give ESA an experienced team of development, construction and operations personnel which should allow ESA to pursue rapid growth in the mid-price segment of the extended stay lodging industry.

  At a meeting held on January 16, 1997, the Board of Directors of ESA unanimously approved the Merger Agreement and the transactions contemplated thereby. In reaching its decision, the Board of Directors of ESA considered several factors including, among others, the following: the benefit to both Studio Plus and ESA of a strategy of utilizing one another's management, marketing, development and construction expertise; the extent to which StudioPLUS hotels matched a product and price point that ESA had previously determined to develop independently; the extent to which the StudioPLUS chain of hotels and Studio Plus' development capabilities could accelerate ESA's entry into the mid-price segment of the extended stay lodging market; the number of properties owned and operated by Studio Plus relative to other companies operating in the mid-price segment; the geographical dispersion of Studio Plus' properties; the extent to which financing from ESA may be able to accelerate the development of StudioPLUS hotels; and the valuation of the Merger Consideration relative to the historical and projected financial performance of Studio Plus.

  THE BOARD OF DIRECTORS OF ESA BELIEVES THAT THE MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, ESA AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF ESA VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF ESA'S FINANCIAL ADVISOR

  Studio Plus and ESA, through negotiations, jointly determined the Exchange Ratio. DLJ has acted as financial advisor to ESA in connection with the Merger Agreement and the transactions contemplated thereby, and has delivered the DLJ Opinion to ESA dated January 16, 1997. The DLJ Opinion, including the factors considered, the assumptions made and the procedures followed, are set forth as Appendix C to this Joint Proxy Statement/Prospectus and should be read in full and reviewed carefully by the stockholders of ESA. In addition to assisting in the negotiations of the Merger Agreement and rendering its fairness opinion, DLJ will provide ongoing and customary advisory services as reasonably requested by ESA in connection with the Merger.

  In its role as financial advisor to ESA, DLJ was asked by ESA to render an opinion to the Board of Directors of ESA as to the fairness of the Exchange Ratio to ESA from a financial point of view. On January 16, 1997, DLJ delivered an oral opinion (subsequently confirmed by a written opinion of the same date) to the Board of Directors that the Exchange Ratio was fair to ESA from a financial point of view as of that date.

  THE FULL TEXT OF THE WRITTEN OPINION OF DLJ, DATED JANUARY 16, 1997, IS ATTACHED HERETO AS APPENDIX C. THE DLJ OPINION SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED, SCOPE AND LIMITS OF THE REVIEW AND PROCEDURES FOLLOWED BY DLJ IN CONNECTION WITH SUCH OPINION.

  DLJ was selected to act as financial advisor to ESA because of its expertise and familiarity with ESA's previous offerings of its securities. DLJ was not retained as an advisor or agent to the stockholders of ESA or any other person and rendered the DLJ Opinion for the benefit of the Board of Directors of ESA. DLJ is a nationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, leveraged buy-outs and valuations for estate, corporate and other purposes.

  The DLJ Opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Meetings. The DLJ Opinion does not constitute an opinion as to the price at which the ESA Common Stock will trade in the future. No restrictions or limitations were imposed by ESA upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion. ESA did not authorize DLJ to solicit, and DLJ did not solicit, any third party indications of interest in a purchase of, or business combination with, ESA or Studio Plus.

  In arriving at the DLJ Opinion, DLJ reviewed the Merger Agreement. DLJ also reviewed financial and other information that was publicly available or furnished to it on behalf of ESA and Studio Plus including information provided during discussions with their respective managements. Included in the information provided were certain financial projections for ESA and Studio Plus, respectively. In addition, DLJ examined the impact of the Merger on earnings per share of ESA, compared to the relative contribution of both ESA's and Studio Plus' revenue, operating cash flow and other measures to ESA's and Studio Plus' relative ownership of the combined companies upon giving effect to the Merger; reviewed the historical stock prices of ESA Common Stock and Studio Plus Common Stock; performed a discounted cash flow analysis; and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering the DLJ Opinion. DLJ also discussed the past and current operations, financial condition and prospects of ESA and Studio Plus with the respective managements of ESA and Studio Plus.

  In rendering the DLJ Opinion, DLJ relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources, that was provided to it by ESA and Studio Plus or their respective representatives or that was otherwise reviewed by it. DLJ also assumed that the financial projections supplied to it were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of ESA and Studio Plus as to the future operating and financial performance of ESA and Studio Plus, respectively. DLJ did not make any independent evaluation of the assets, liabilities or operations of ESA or Studio Plus, nor did DLJ verify the information reviewed by it. DLJ made no independent investigation of any legal matters affecting ESA or Studio Plus and assumed the correctness of all legal advice given to ESA by its counsel.

  The DLJ Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion. It should be understood that, although subsequent developments may affect the DLJ Opinion, DLJ does not have any obligation to update, revise or reaffirm the DLJ Opinion.

  The following is a summary of the presentation made by DLJ to the ESA Board in connection with the DLJ Opinion.

  Pro Forma Merger Analysis. DLJ analyzed certain pro forma effects resulting from the Merger. DLJ analyzed the pro forma effect of the Merger on EPS and EBITDA per share for ESA. The analysis indicated that the pro forma EPS and pro forma EBITDA per share of ESA would be higher in each of the fiscal years ending 1997 through 2000 than comparable projections for such years for ESA as a stand-alone company during the same period. The results of the pro forma combination analysis are based upon the assumptions and projections supplied by the managements of ESA and Studio Plus, and are not necessarily indicative of future operating results or financial position.

  Contribution Analysis. DLJ analyzed ESA's and Studio Plus' relative contribution to the combined companies with respect to revenues and EBITDA. Its analysis was made for the projected fiscal years ended December 31, 1997 through 2000. As of the date of the DLJ Opinion, as a result of the Merger ESA stockholders would have owned approximately 81% of the combined companies. This compares with ESA's projected contribution to the combined companies' pro forma results for the fiscal years ended December 31, 1997 through 2000 of 67%, 65%, 64%, and 64% of revenues and 56%, 61%, 62%, and 62% of EBITDA, respectively.

  Stock Trading History. To provide contextual data and comparative market data, DLJ examined the history of the trading prices and their relative relationships for both ESA Common Stock and Studio Plus Common Stock from June 20, 1995 to January 14, 1997. This information was presented solely to provide the Board of Directors of ESA with background information regarding the stock prices of Studio Plus and ESA over the period indicated.

  Discounted Cash Flow Analysis. DLJ also performed a discounted cash flow analysis to evaluate the consideration being paid in the Merger. In conducting this analysis, DLJ relied on certain assumptions, financial forecasts and other information provided by Studio Plus and ESA management. Using the information set forth in the Studio Plus forecast, DLJ calculated the estimated "Free Cash Flow" based on projected unleveraged operating income adjusted for: (i) taxes; (ii) certain projected non-cash items (i.e., depreciation and amortization); and (iii) projected capital expenditures. DLJ analyzed the Studio Plus forecast and discounted the stream of free cash flows from fiscal 1997 to fiscal 2000 provided in such projections to December 31, 1996 using discount rates ranging from 14% to 18%. To estimate the residual value of Studio Plus at the end of the forecast period, DLJ applied terminal multiples of 10.0 times to 13.0 times the projected fiscal 2000 EBITDA and discounted such value estimates to December 31, 1996 using discount rates ranging from 14% to 18%. DLJ then summed the present values of the free cash flows and the present values of the residual values to derive a range of implied enterprise values for Studio Plus. The range of implied enterprise values of Studio Plus was then adjusted for net debt to yield implied equity values of Studio Plus. The implied equity value range of $436.7 million to $862.9 million was then divided by the current fully diluted shares outstanding provided by the management of Studio Plus to yield an implied equity value range of $33.98 to $67.14 per fully diluted share.

  The summary set forth above does not purport to be a complete description of the analyses performed by DLJ. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinions. In performing its analyses, DLJ made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  Pursuant to the terms of an engagement letter dated January 14, 1997, ESA has agreed to pay DLJ a fee of $500,000 upon delivery of the DLJ Opinion and an additional fee of $1,000,000 upon consummation of the Merger. ESA has also agreed to reimburse DLJ promptly for all out-of-pocket expenses (including the reasonable fees and out-of-pocket expenses of counsel) incurred by DLJ in connection with its engagement, which will not exceed $25,000 without the prior approval of ESA, and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with DLJ, which DLJ and ESA believe are customary in transactions of this nature, were negotiated at arm's length between ESA and DLJ, and the Board of Directors of ESA was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to DLJ is contingent upon consummation of the Merger.

  In the ordinary course of business, DLJ actively trades the securities of ESA for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short portion in the securities. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  Since January 1995, DLJ acted as the lead-managing underwriter in connection with (i) the initial public offering of ESA Common Stock in December 1995 and
(ii) the June 1996 offering of ESA Common Stock. In addition, as of December 31, 1996, DLJ and its affiliates owned in the aggregate 1,883,914 shares of ESA Common Stock.

MANAGEMENT OF ESA AFTER THE MERGER; INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Following the Merger, Merger Sub will be the Surviving Corporation and a wholly-owned subsidiary of ESA. The Certificate of Incorporation of Merger Sub as amended at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation after the Merger and the Bylaws of Merger Sub at the Effective Time will be the Bylaws of the Surviving Corporation after the Merger, in each case until amended in accordance with their terms and applicable law.

  Pursuant to the terms of the existing options to purchase Studio Plus Common Stock, all of such options held by management of Studio Plus will become fully vested as of the Effective Time and will be converted into options to purchase shares of ESA Common Stock. In addition, pursuant to the terms of the Merger Agreement, ESA will be required to maintain, or cause the Surviving Corporation to maintain, directors' and officers' liability insurance for Studio Plus' officers and directors for six years following the Merger for events occurring prior to the Merger.

  It is a condition to the consummation of the Merger that Mr. Cowgill shall have been appointed to the Board of Directors of ESA. It is also a condition to the obligations of Studio Plus to consummate the Merger that ESA execute the Registration Rights Agreement, pursuant to which Mr. Cowgill and Cowgill Partners will receive registration rights with respect to ESA Common Stock to be received in the Merger. See "--Registration Rights Agreement."

EXCHANGE OF SHARES; FRACTIONAL SHARES

  Upon the proper filing with the Secretary of State of Delaware and the State Corporation Commission of Virginia of a Certificate of Merger, the Merger will become effective and each share of Studio Plus Common Stock outstanding immediately prior to the Effective Time (other than shares which are held by Studio Plus stockholders who have properly exercised dissenters' rights in accordance with the provisions of the VSCA) by virtue of the Merger will be converted into the right to receive 1.2272 shares of ESA Common Stock.

  If the Merger becomes effective, ESA will issue to each holder of outstanding shares of Studio Plus Common Stock ESA Stock Certificates representing the number of shares of ESA Common Stock which such Studio Plus stockholder shall be entitled to receive pursuant to the terms of the Merger Agreement. The Exchange Agent will distribute the ESA Stock Certificates (and cash for any fractional share interests, as described below) to each Studio Plus stockholder upon the surrender to the Exchange Agent for cancellation of Studio Plus Stock Certificates accompanied by a letter of transmittal (in the form prescribed by the Merger Agreement).

  Upon consummation of the Merger, all of the shares of ESA Common Stock to be issued to Studio Plus stockholders will be duly authorized, fully paid, and non-assessable. ESA will file an application to list on The Nasdaq Stock Market the shares of ESA Common Stock to be issued in the Merger. The obligations of Studio Plus and ESA to consummate the Merger are conditioned upon such listing.

  No fractional shares of ESA Common Stock will be issued pursuant to the Merger. In lieu thereof, each Studio Plus stockholder who would otherwise have been entitled to a fraction of a share of ESA Common Stock upon surrender of one or more Studio Plus Stock Certificates shall be paid cash upon surrender in an amount equal to such fraction multiplied by the closing sale price of ESA Common Stock on Nasdaq on the day of the Effective Time or, if such shares are not traded on that day, on the trading day preceding such date.

  Promptly after the Effective Time, transmittal forms will be sent to Studio Plus stockholders with instructions for use in effecting the surrender of their Studio Plus Stock Certificates to the Exchange Agent in exchange for ESA Stock Certificates and cash in lieu of any fractional share interests. Studio Plus Stock Certificates should not be surrendered for exchange prior to the receipt by the Studio Plus holders of such transmittal forms. It is important for Studio Plus stockholders to exchange their Studio Plus Stock Certificates for ESA Stock Certificates promptly after the Effective Time. Dividends or other distributions payable by ESA will not be paid on outstanding Studio Plus Stock Certificates until surrendered for exchange, but upon surrender of such Studio Plus Stock Certificates, any unpaid dividends or distributions will be paid, without interest. Until so exchanged, Studio Plus Stock Certificates will evidence for all other purposes (including voting rights, except for any fractional share interests) the right to receive the number of shares of ESA Common Stock into which they were converted at the Effective Time.

STOCKHOLDER AGREEMENT

  ESA, Mr. Cowgill and Cowgill Partners entered into the Stockholder Agreement pursuant to which Mr. Cowgill and Cowgill Partners granted to ESA (i) a proxy to represent and vote the Cowgill Shares with respect to the Merger or any other business combination of Studio Plus with any other party or on any other business presented to the stockholders of Studio Plus that has been the subject of preliminary proxy materials filed by Studio Plus with the Commission (subject to a requirement to vote the Cowgill Shares in favor of the Merger), and (ii) an option to purchase the Cowgill Shares, in certain events, at a cash price of $25.00 per share.

  The Option is exercisable in the event that the Merger Agreement is terminated by: (i) Studio Plus, upon receipt of an Alternative Proposal or
(ii) ESA, in the event that the Board of Directors of Studio Plus shall have
(a) withdrawn or modified its approval or recommendation of the Merger or the Merger Agreement, or (b) adopted resolutions to accept or implement an Alternative Proposal.

  During the term of the Stockholder Agreement, Mr. Cowgill and Cowgill Partners each agreed (i) not to sell, transfer, pledge, encumber or otherwise dispose of the Cowgill Shares, (ii) not to solicit or encourage inquiries or proposals for the acquisition of all or any part of the securities, assets or business of Studio Plus, and (iii) not to engage in any negotiations with potential acquirers of Studio Plus, except as required by Mr.

Cowgill's fiduciary duties as a director of Studio Plus, other than ESA. The Stockholder Agreement expires on the first to occur of (i) the closing of the Merger or (ii) the date 180 days after the termination of the Merger Agreement.

VOTING AGREEMENT

  Mr. G. Johnson and Studio Plus entered into a Voting Agreement, dated January 16, 1997, pursuant to which Mr. G. Johnson agreed to vote the 3,832,524 shares of ESA Common Stock owned by him in favor of the Merger and to recommend the Merger to other stockholders of ESA. The Voting Agreement expires upon the first to occur of (i) the Merger, (ii) the termination of the Merger Agreement, or (iii) August 31, 1997.

REGISTRATION RIGHTS AGREEMENT

  In connection with the Merger Agreement, ESA, Mr. Cowgill, and Cowgill Partners will enter into the Registration Rights Agreement at the Effective Time. The Registration Rights Agreement will provide, among other things, that ESA will undertake to register on Form S-3 (the "Resale Registration Statement") under the Securities Act the shares of ESA Common Stock to be received by Mr. Cowgill and Cowgill Partners in the Merger. The registration rights of Mr. Cowgill and Cowgill Partners will expire when all of the remaining shares of ESA Common Stock covered by the Registration Rights Agreement may be disposed of other than pursuant to the Resale Registration Statement and without limitation or restriction under Rule 144 or Rule 145 under the Securities Act.

AMENDMENT TO RIGHTS PLAN

  Studio Plus and Fifth Third Bank, as Rights Agent (the "Rights Agent"), entered into an Amended and Restated Rights Agreement, dated as of June 6, 1995, and amended as of February 27, 1996 (the "Rights Agreement"), between Studio Plus and the Rights Agent. On January 16, 1997, Studio Plus and the Rights Agent entered into Amendment No. 2 to the Rights Agreement (the "Rights Amendment"). Pursuant to the Rights Amendment, neither ESA, Merger Sub, nor any affiliate or associate of ESA or Merger Sub shall be deemed to be an "Acquiring Person" as defined in the Rights Agreement by virtue of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, the "Distribution Date" shall not be deemed to have occurred by virtue of the execution, consummation, or public announcement of the Merger Agreement or by virtue of any of the transactions contemplated thereby, and the Rights will expire immediately prior to the Effective Time. See "Comparative Rights of Stockholders--Rights Agreement."

ACCOUNTING TREATMENT

  The Merger is expected to be accounted for as a "pooling of interests" under generally accepted accounting principles. Accordingly, the assets and liabilities of Studio Plus will be recorded at their book values at the Effective Time. For accounting purposes, ESA is considered to be the acquirer. It is a condition to the consummation of the Merger that ESA and Studio Plus receive from Coopers & Lybrand L.L.P., independent accountants, a letter to the effect that the independent accountants concur with the conclusions of ESA's and Studio Plus' management that no conditions exist which would preclude accounting for the merger of ESA and Studio Plus as a pooling of interests. Studio Plus and ESA have agreed that neither they nor any of their respective subsidiaries or affiliates will knowingly take or fail to take any action that would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes.

CONDITIONS TO THE MERGER

  The obligations of ESA, Merger Sub, and Studio Plus to consummate the Merger are each subject to various conditions, including: (i) the approval of the Merger Agreement and the transactions contemplated thereby by (a) the stockholders of ESA and (b) the stockholders of Studio Plus; (ii) the absence of any injunction or other legal prohibition to consummation of the Merger;
(iii) the Registration Statement having been declared effective under the Securities Act and having not become the subject of any stop order and not containing any material misstatements or omissions; (iv) the receipt of any necessary governmental consents or approvals; (v) the ESA Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq, subject to official notice of issuance; (vi) receipt by ESA and Studio Plus of an opinion from their respective counsel that the Merger will constitute a tax-free reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"); and (vii) the receipt from Coopers & Lybrand L.L.P., independent accountants, of a letter to the effect that the independent accountants concur with the conclusions of ESA's and Studio Plus' management that no conditions exist which would preclude accounting for the merger of ESA and Studio Plus as a pooling of interests.

  The obligations of Studio Plus to consummate the Merger are also subject to the following additional conditions: (i) ESA and Merger Sub shall have complied with all of their respective obligations under the Merger Agreement and all of their representations and warranties shall be true and correct in all material respects; (ii) there shall not have been any material adverse change in the business of ESA; (iii) Studio Plus shall have received an opinion from Bell, Boyd & Lloyd, counsel for ESA, as to certain matters relating to the Merger;
(iv) the Voting Agreement shall have remained in full force and effect; (v) ESA shall have executed the Registration Rights Agreement; and (vi) Mr. Cowgill shall have been appointed to the Board of Directors of ESA.

  The obligations of ESA to consummate the Merger are also subject to the following additional conditions: (i) Studio Plus shall have complied with all of its obligations under the Merger Agreement and all of its representations and warranties shall be true and correct in all material respects; (ii) there shall not have been any material adverse change in the business of Studio Plus;
(iii) the Stockholder Agreement shall have remained in full force and effect;
(iv) immediately prior to the Effective Time, no person shall have any Rights (as defined in the Rights Agreement) under the Rights Agreement; (v) stockholders of Studio Plus who have exercised dissenters' rights shall hold no more than 9.9% of the outstanding shares of Studio Plus Common Stock or a lesser amount to the extent such percentage would negate accounting for the Merger as a pooling of interests; (vi) ESA and Merger Sub shall have received an opinion from King & Spalding, counsel for Studio Plus, as to certain matters relating to the Merger; and (vii) an existing employment agreement between Studio Plus and Mr. Cowgill shall have been terminated and no "change of control" or other nonrecurring payments shall have been made thereunder.

ALTERNATIVE PROPOSALS

  Pursuant to the Merger Agreement, Studio Plus has agreed that it shall not initiate, solicit or encourage the submission of any Alternative Proposal, or engage in any discussions or negotiations with any person or entity relating to an Alternative Proposal or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. The Board of Directors of Studio Plus is permitted to furnish information to and enter into discussions with any person that makes an unsolicited Alternative Proposal if the Board determines in good faith that it is required to do so to comply with its fiduciary duties to Studio Plus stockholders. In the event that the Board of Directors of Studio Plus determines to enter into any discussions or furnish information in connection with an Alternative Proposal, it must provide to ESA prior written notice to that effect and keep ESA informed of the status of such negotiations or discussions.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the consummation of the Merger, notwithstanding any approval thereof by the stockholders of ESA or of Studio Plus, for a number of reasons, including the following: (i) by mutual consent of ESA and Studio Plus; (ii) by either ESA or Studio Plus if the requisite vote of the stockholders of ESA and Studio Plus in favor of the Merger Agreement is not obtained; (iii) by either ESA or Studio Plus if the Merger is not consummated on or before August 31, 1997; (iv) by either ESA or Studio Plus if its respective conditions to consummate the Merger have not been satisfied; (v) by Studio Plus if its Board of Directors determines in good faith that its fiduciary duties require it to recommend an

Alternative Proposal; or (vi) by ESA if the Board of Directors of Studio Plus shall have (a) withdrawn, or modified in a manner materially adverse to ESA, its approval or recommendation of the Merger Agreement, (b) shall have recommended an Alternative Proposal, or (c) shall have adopted resolutions to accept or implement an Alternative Proposal. In the event the Merger Agreement is terminated pursuant to clause (v) or (vi) above, Studio Plus must pay ESA a fee of $7,500,000.

EXPENSES

  The Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the filing fee in connection with filing of the Registration Statement or the Joint Proxy Statement/Prospectus and expenses incurred in connection with printing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus shall be shared equally by ESA and Studio Plus.

TREATMENT OF STUDIO PLUS OPTIONS

  In connection with the Merger, ESA will enter into an Option Notice and Assumption Agreement (the "Assumption Agreement") with each holder of an option ("Studio Plus Option Holder") to purchase shares of Studio Plus Common Stock ("Studio Plus Options"). The Assumption Agreement will provide that, at the Effective Time, the options held by each Studio Plus Option Holder will be exchanged for options to purchase shares of ESA Common Stock (the "Exchange Options"), in an amount equal to the number of shares of Studio Plus Common Stock covered by such option multiplied by the Exchange Ratio. The exercise price for the Exchange Options will be the per share exercise price for the Studio Plus Options immediately prior to the Effective Time divided by 1.2272. Pursuant to the terms of the Studio Plus Options and the Assumption Agreement, all of the Exchange Options will be fully vested upon issuance.

RESTRICTIONS ON RESALE; AFFILIATE AGREEMENTS

  ESA Common Stock issuable in connection with the Merger will be registered under the Securities Act, but such registration will not cover resale by stockholders of Studio Plus who may be deemed to control or be under common control with Studio Plus at the Effective Time ("Affiliates"). Affiliates may not sell the shares of ESA Common Stock they will acquire in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act, or another applicable exemption from the registration requirements of the Securities Act. In general under Rule 145, for one year following the Merger, an Affiliate (together with certain related persons) would be entitled to sell shares of ESA Common Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 of the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and persons acting in concert with such Affiliate) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of ESA Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only be available to Affiliates if ESA remained current with its informational filings with the Commission under the Exchange Act. After one year, Affiliates would be able to sell such ESA Common Stock without compliance with such manner of sale and volume limitations as long as ESA was current with its informational filings under the Exchange Act and such Affiliate was not then an affiliate of ESA. Two years after the Effective Time, Affiliates would be able to sell such shares of ESA Common Stock without any restrictions so long as they had not been an affiliate of ESA for at least three months prior thereto.

  Pursuant to the Merger Agreement, Studio Plus has agreed to use its reasonable efforts to cause each of its Affiliates to deliver to ESA, at least 30 days prior to the Merger, executed agreements from each of such Affiliates pursuant to which such Affiliates agree, among other matters, not to dispose of, or reduce their risk relative to, shares of (i) Studio Plus Common Stock prior to the Merger or (ii) ESA Common Stock received in the Merger at any time prior to the publication by ESA of financial results covering at least 30 days of combined post-Merger operations of ESA and Studio Plus. Each Affiliate will also agree not to dispose of shares of ESA Common Stock received in the Merger in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder. See "--Registration Rights Agreement" for a description of the registration rights to be received by Mr. Cowgill and Cowgill Partners.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Studio Plus and ESA each has received from its respective counsel, King & Spalding and Bell, Boyd & Lloyd, an opinion that, based upon its review of this Joint Proxy Statement/Prospectus, certain other facts and documents it has considered relevant, and certain representations made to it by Studio Plus and ESA, the material federal income tax consequences of the Merger to the stockholders of Studio Plus are as follows:

    1. The Merger will constitute a reorganization for federal income tax purposes within the meaning of Sections 368(a)(1)(A) and (a)(2)(D) of the Code.

    2. No gain or loss will be recognized by Studio Plus as a result of the Merger.

    3. No gain or loss will be recognized by the holders of Studio Plus Common Stock upon the conversion of such Studio Plus Common Stock into shares of ESA Common Stock by reason of the consummation of the Merger.

    4. The aggregate tax basis of the shares of ESA Common Stock into which shares of Studio Plus Common Stock will be converted pursuant to the Merger will be the same as the aggregate tax basis of the shares of Studio Plus Common Stock so converted, decreased by the amount of any tax basis allocable to the fractional shares of ESA Common Stock in lieu of which cash is to be paid.

    5. The holding period for the shares of ESA Common Stock into which shares of Studio Plus Common Stock are converted pursuant to the Merger will include the period that such shares of Studio Plus Common Stock were held, provided such shares of Studio Plus Common Stock are held as capital assets at the Effective Time.

    6. Cash received by a holder of Studio Plus Common Stock in lieu of a fractional share interest in ESA Common Stock will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the shares of Studio Plus Common Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that the holder's shares of Studio Plus Common Stock are held as capital assets at the Effective Time and will be long-term capital gain or loss if such shares of Common Stock will have been held by the Studio Plus stockholder for more than one year.

    7. If a holder of Studio Plus Common Stock dissents to the Merger and receives solely cash in exchange for his Studio Plus Common Stock, such cash will be treated as having been received in redemption of the Studio Plus Common Stock, subject to the provisions and limitations of Section 302 of the Code.

  In rendering the foregoing opinions, counsel have relied upon certain written representations as to factual matters made by appropriate officers of Studio Plus and ESA. Such representations are customary for opinions of this type; the tax opinions cannot be relied upon, however, if any such representation is, or later becomes, inaccurate. No ruling from the Internal Revenue Service (the "Service") with respect to the tax consequences of the Merger has been, or will be, requested, and the tax opinions are not binding upon the Service or the courts. If the Merger is consummated, and it is later determined that the Merger did not qualify as a "reorganization" under the Code, then each holder of Studio Plus Common Stock would recognize taxable gain or loss equal to the difference between the fair market value of the ESA Common Stock received by him or her in the Merger and his tax basis in the Studio Plus Common Stock exchanged therefor.

  The foregoing discussion is based upon the Code, Treasury Regulations thereunder, and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, and any such change could affect the continuing validity of this discussion. The discussion does not take into account any facts and circumstances particular to the situation of individual Studio Plus stockholders, such as stockholders, if any, who received their Studio Plus Common Stock upon the exercise of employee stock options or otherwise as compensation, Studio Plus stockholders who are insurance companies, securities dealers, financial institutions, or foreign persons, or Studio Plus stockholders who do not hold their Studio Plus Common Stock as a capital asset. Each Studio Plus stockholder should consult such holder's own tax advisor regarding the specific tax consequences of the proposed transaction, including the application and effect of state, local, foreign and other tax laws.

DISSENTERS' RIGHTS

  Studio Plus. Each holder of Studio Plus Common Stock has the right to dissent from the Merger and demand and perfect dissenters' rights in accordance with the conditions established by Section 13.1-730 of Article 15 of the VSCA.

  ARTICLE 15 OF THE VSCA IS REPRINTED IN ITS ENTIRETY AS APPENDIX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO DISSENTERS' RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX D. THIS DISCUSSION AND APPENDIX D SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, AS FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

  Any holder of Studio Plus Common Stock who exercises his right to dissent is entitled to receive the "fair value" of his shares from Studio Plus. The notice of the Studio Plus Meeting accompanying this Joint Proxy Statement/Prospectus contains a statement that any holder of Studio Plus Common Stock is entitled to assert dissenters' rights pursuant to Article 15 of the VSCA, and a copy of that Article is attached hereto as Appendix D. Any holder of Studio Plus Common Stock who wishes to assert dissenters' rights must deliver to Studio Plus, before the vote on adoption of the Merger Agreement is taken, written notice of his intent to exercise his dissenters' rights and must not vote in favor of adoption of the Merger Agreement. If the Merger Agreement is subsequently adopted at the Studio Plus Meeting, the Surviving Corporation shall deliver a dissenters' notice in writing to each such dissenting stockholder (i) stating where the payment demand shall be sent and where and when certificated shares shall be deposited; (ii) informing holders of uncertificated shares to what extent transfer of such shares may be restricted after the payment demand is received; (iii) supplying a form for demanding payment; (iv) setting a date between 30 and 60 days after the date of delivery of the dissenters' notice by which the Surviving Corporation must receive the payment demand; and (v) containing a copy of Article 15 of the VSCA.

  The dissenting stockholder must then demand payment, certify that he acquired the shares of Studio Plus Common Stock before the date set forth in the dissenters' notice, and deposit his share certificates in accordance with the dissenters' notice. The Surviving Corporation will then pay such dissenting stockholder the amount the Surviving Corporation estimates to be the fair value of such shares of Studio Plus Common Stock, plus accrued interest, within 30 days after receipt of the payment demand, accompanied by certain financial statements, an explanation of how the fair value and the interest were calculated, and a statement of the dissenters' right to demand payment under Section 13.1-739 of the VSCA. Within 30 days after the Surviving Corporation has made or offered payment for his shares, Section 13.1-739 of the VSCA permits a dissenting stockholder to notify the Surviving Corporation in writing of his own estimate of the fair value of his shares and interest due or reject the Surviving Corporation's offer and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount offered by the Surviving Corporation is less than the fair value of his shares.

Any dispute between the Surviving Corporation and a dissenting stockholder as to the fair value of shares or interest due will be resolved by court action in accordance with Section 13.1-740 of the VSCA.

  ESA. Under Delaware law, none of the holders of ESA Common Stock will have appraisal or dissenters' rights in connection with the Merger.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

  ESA is incorporated under the laws of the State of Delaware, and Studio Plus is incorporated under the laws of the Commonwealth of Virginia. Accordingly, the rights of the stockholders of ESA and Studio Plus are governed by Delaware and Virginia law, respectively. The rights of the stockholders of ESA are governed by the DGCL, the ESA Charter, and ESA's Bylaws. Each of the Studio Plus stockholders will receive ESA Common Stock in the Merger and will thereafter become stockholders of ESA and, as such, their rights will be governed by the DGCL, the ESA Charter and ESA's Bylaws. The following summary of certain differences which may affect the rights and interests of Studio Plus stockholders does not purport to be a complete discussion of such differences, but should give some basis for Studio Plus stockholders to evaluate their rights as ESA stockholders upon receipt of ESA Common Stock. References to the VSCA below describe Virginia law as it is currently in effect.

BOARD OF DIRECTORS

  Number. ESA's Bylaws currently provide that the number of directors constituting the entire Board of Directors shall consist of not less than three
(3) nor more than fifteen (15) members. Studio Plus' Bylaws provide that the number of directors may be established by the Board of Directors but may not be fewer than three (3) nor more than eleven (11).

  Removal. The DGCL provides that directors may be removed by stockholders with or without cause. ESA's Bylaws currently provide that any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares of Common Stock entitled to vote at an election of directors, whether at an annual or special meeting of the stockholders. Although the VSCA also provides that directors may be removed by stockholders with or without cause, the Restated Articles of Incorporation of Studio Plus provide that directors may be removed only for cause by an affirmative vote of the holders of at least 75% of the outstanding shares of Studio Plus then entitled to vote on the election of the directors.

  Vacancies. In accordance with the DGCL, ESA's Bylaws provide that vacancies and newly created directorships may be filled by a majority of the directors then in office (even if less than a quorum). Pursuant to the VSCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, such vacancy may be filled by the stockholders, the board of directors, or if the directors remaining in office constitute fewer than a quorum the vacancy may be filled by the affirmative majority vote of such remaining directors. The Bylaws of Studio Plus provide that any vacancy in the Board of Directors, including newly created directorships, shall be filled by action of a majority of the remaining directors although such majority may be less than a quorum.

  Cumulative Voting. Under the DGCL, cumulative voting in the election of directors is not mandatory. The ESA Charter does not provide for cumulative voting. Similarly, under the VSCA, stockholders do not have a right to cumulative voting unless the articles of incorporation so provide. The Restated Articles of Incorporation of Studio Plus do not provide for cumulative voting.

  Classified Board. The DGCL allows a corporation to adopt a classified board of directors consisting of as many as three classes, without specifying any minimum number required in each class. The ESA Charter does not provide for a classified Board of Directors. The VSCA similarly allows a corporation's articles of incorporation to provide for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The terms of directors in the first group expire at the first annual stockholders' meeting after their election, the terms of the second group expire at the second annual stockholders' meeting after their election, and the terms of the third, if any, expire at the third annual stockholders' meeting after their election. Studio Plus' Board of Directors is divided into three classes of directors serving staggered three-year terms.

RIGHTS AGREEMENT

  Studio Plus' Board of Directors has adopted the Rights Agreement, having the terms summarized below which provides that one Right (as defined in the Rights Agreement) is attached to each share of Studio Plus Common Stock outstanding.

  Each Right entitles the registered holder to purchase from Studio Plus one one-hundredth of a share (a "Unit") of Class A preferred stock ("Class A Preferred Stock"). Each Unit of Class A Preferred Stock is structured to be the economic equivalent of one share of Studio Plus Common Stock. The exercise price per Right will be $56 subject to adjustment (the "Purchase Price").

  The Rights Agreement also provides that if any person becomes an Acquiring Person (as defined below), proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Class A Preferred Stock or Studio Plus Common Stock at the option of Studio Plus (or, in certain circumstances, cash, property or other securities of Studio Plus) having a value equal to twice the amount of the Purchase Price.

  The Rights will attach to the shares of Studio Plus Common Stock and will be evidenced by Studio Plus Certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed initially. The Rights will separate from the Studio Plus Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Studio Plus Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Studio Plus Certificates and will be transferred with and only with such Studio Plus Certificates, (ii) any Studio Plus Certificates issued will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any Studio Plus Certificates outstanding will also constitute the transfer of the Rights associated with the Studio Plus Common Stock represented by such certificates.

  In the event that, at any time following the Stock Acquisition Date, (i) Studio Plus is acquired in a merger, statutory share exchange, or other business combination in which Studio Plus is not the surviving corporation, or
(ii) 50% or more of Studio Plus' assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

  The Amendment and Substitution Agreement to the Rights Agreement, which was adopted on February 27, 1996 and reduced the percentage of beneficial ownership required to be deemed an Acquiring Person from 20% to 15% of the outstanding shares of Studio Plus Common Stock (the "Ownership Reduction"), contains a provision which permits a person who becomes an Acquiring Person solely because of the Ownership Reduction to reduce its beneficial ownership of Studio Plus Common Stock to less than 15% by the close of business on the tenth business day following notice from Studio Plus that such person's beneficial ownership equals or exceeds 15% of the outstanding shares of Studio Plus Common Stock to avoid classification as an Acquiring Person.


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

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2000, unless earlier redeemed or exchanged by Studio Plus as described below or unless such expiration date is extended pursuant to the Rights Agreement. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Studio Plus Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

  Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of Studio Plus, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange (as defined below), Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock Acquisition Date shall be null and void and may not thereafter be exercised by any person (including subsequent transferees).

  The Purchase Price payable, and the number of shares of Class A Preferred Stock, Studio Plus Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

  At any time after any person becomes an Acquiring Person, Studio Plus may exchange all or part of the Rights (except as set forth below) for shares of Studio Plus Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

  At any time until ten days following the Stock Acquisition Date, Studio Plus may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to make an Exchange or to redeem the Rights shall require the concurrence of a majority of the Continuing Directors (as defined below). Additionally, Studio Plus may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction involving Studio Plus that is approved by a majority of the Continuing Directors, does not involve an Acquiring Person, and in which all holders of Studio Plus Common Stock are treated alike. After the redemption period has expired, Studio Plus' right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Studio Plus Common Stock in a transaction or series of transactions not involving Studio Plus. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The term "Continuing Directors" means any member of the Board who was a member of the Board immediately before the adoption of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Studio Plus, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Studio Plus, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Preferred Stock (or other consideration) of Studio Plus or for common stock of the acquiring company as set forth above.

  Other than those provisions relating to certain economic terms of the Rights, including an increase in the Purchase Price or an extension of the expiration of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the

Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Studio Plus Common Stock or in the event another Triggering Event occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board and the stockholders because the Rights are redeemable by the Board under these circumstances.

  A copy of the Rights Agreement is available free of charge from the Rights Agent, Fifth Third Bank, Cincinnati, Ohio. This summary description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

  Studio Plus and the Rights Agent entered into the Rights Amendment as of January 16, 1997. Pursuant to the Rights Amendment, neither ESA, Merger Sub, nor any affiliate or associate of ESA or Merger Sub shall be deemed to be an "Acquiring Person" as defined in the Rights Agreement by virtue of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, the "Distribution Date" shall not be deemed to have occurred by virtue of the execution, consummation, or public announcement of the Merger Agreement or by virtue of any of the transactions contemplated thereby, and the Rights will expire immediately prior to the Effective Time.

  ESA does not have a rights agreement or any other plan or agreement that is similar in purpose or effect to the Rights Agreement.

POSSIBLE ANTI-TAKEOVER EFFECTS

  ESA was incorporated in 1995 as a Delaware corporation and is subject to
Section 203 of the DGCL ("Section 203"). Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations, and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (i) the transaction that results in the person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries of the corporation, that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. ESA has approved Mr. G. Johnson, Mr. Huizenga, and Mr. S. Johnson as "interested stockholders."

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage persons interested in acquiring ESA to negotiate in advance with ESA's Board of Directors because the stockholder approval requirement would be avoided if a majority of ESA's directors then in office approve either the business combination or the transaction which results in the person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in management of ESA. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

  As a Virginia corporation, Studio Plus is subject to Section 13.1-725 et seq. of the VSCA ("Section 725") which contains provisions restricting "Affiliated Transactions." Section 725 requires approval of Affiliated Transactions between a Virginia corporation and an Interested Shareholder (defined in Section 725 to include any (i) beneficial owner of more than 10% of any class of its outstanding voting shares or (ii) an affiliate or associate of the corporation that at any time within the preceding three years has been an Interested Shareholder of the corporation) by an affirmative vote of a majority of the Disinterested Directors (as defined below) and holders of at least two-thirds of the voting shares other than shares beneficially owned by the Interested Shareholder as defined in the VSCA. Affiliated Transactions subject to this approval requirement include, without limitation, (1) mergers and share exchanges with an Interested Shareholder, (2) dispositions of material corporate assets to or with an Interested Shareholder not in the ordinary course of business, (3) any guaranty by the corporation of indebtedness of any Interested Shareholder in an amount in excess of five percent of the corporation's consolidated net worth, (4) dispositions to an Interested Shareholder of an amount of voting shares of the corporation having an aggregate fair market value in excess of five percent of the aggregate fair market value of all of the outstanding voting shares except pursuant to a share dividend or the exercise of rights distributed on a basis affording substantially proportionate treatment to all holders of the same class or series of voting shares, (5) a dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or (6) any reclassification, including, reverse stock split, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%. A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the corporation's board of directors who was a member on the date on which an Interested Shareholder became an Interested Shareholder and who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. The VSCA requires that an Affiliated Transaction with an Interested Shareholder occurring three years or more after the Interested Shareholder becomes an Interested Shareholder must be approved by the affirmative vote of the holders of two-thirds of the voting shares (other than those beneficially owned by the Interested Shareholder) or by a majority of the Disinterested Directors.

  Under the VSCA, the special voting requirements do not apply to Affiliated Transactions proposed after the three year period has expired if the transaction satisfies the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the stockholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

  None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder (i) whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors, (ii) who was an Interested Shareholder on the date the Virginia corporation became subject to these provisions by virtue of its having 300 shareholders of record, (iii) who became an Interested Shareholder as a result of acquiring shares by gift, testamentary bequest or the laws of descent and distribution or (iv) generally, who became an Interested Shareholder inadvertently.

  These provisions may have the effect of deterring certain takeovers of Virginia corporations. In addition, the VSCA provides that, by affirmative vote of a majority of the voting shares other than shares owned by an Interested Stockholder, a corporation can "opt out" of the Affiliated Transactions provisions by adopting an amendment to its Articles of Incorporation or Bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Studio Plus has not "opted out" of the Affiliated Transactions provisions. Additionally, Studio Plus' Articles of Incorporation increase from a majority to 75% the statutory stockholder vote requirement to "opt out" of
Section 725.

SPECIAL MEETING OF STOCKHOLDERS

  The DGCL provides that a special meeting of stockholders may be called by a corporation's board of directors or by such person or persons as may be authorized by its certificate of incorporation or bylaws. Unlike the VSCA (as discussed below), the DGCL does not provide stockholders with the right to call special meetings unless otherwise set forth in the certificate of incorporation or bylaws. In that regard, ESA's Bylaws provide that a special meeting of stockholders may be called by the President, at the written request of a majority of the stockholders or at the written request of a majority of the Board of Directors.

  The VSCA provides that a corporation shall hold a special meeting of stockholders on call of the chairman of the board of directors, the president, the board of directors, or the person or persons authorized to do so by the articles of incorporation or bylaws. The Bylaws of Studio Plus provide that a special meeting of stockholders may be called at any time by the Chairman of the Board of Directors, the Vice-Chairman, the President, or by a majority of the Board of Directors.

STOCKHOLDER ACTION IN LIEU OF MEETING

  The DGCL provides that, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action that would be taken, is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. The ESA Charter provides that no action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, and the power of stockholders to consent in writing without a meeting to the taking of any action is specifically denied.

  The VSCA provides that any action required or permitted to be taken at a meeting of the stockholders of a corporation may be taken without a meeting, but only with the written consent of all stockholders entitled to vote with respect to the subject matter thereof. The action shall be evidenced by one or more written consents describing the action taken, signed by all the stockholders entitled to vote on the action and included on the corporate records. Neither the Bylaws nor the Restated Articles of Incorporation of Studio Plus provide for, or prohibit, stockholder action in lieu of a meeting.

BYLAW AMENDMENTS BY DIRECTORS

  Under the DGCL, the power to adopt, amend, or repeal bylaws is vested exclusively in the stockholders entitled to vote, unless the certificate of incorporation confers such power upon the board of directors as well. The ESA Charter and ESA's Bylaws provide that the Board of Directors is expressly authorized to make, alter or repeal ESA's Bylaws by an affirmative majority vote of the Board of Directors.

  The VSCA provides that the power to alter, amend or repeal bylaws is vested in the board of directors, subject to repeal or change by action of the stockholders, provided such powers are reserved to the stockholders by the articles of incorporation. Studio Plus' Restated Articles of Incorporation do not reserve such powers to the stockholders.

PAYMENT OF DIVIDENDS; SHARE REPURCHASES

  Under the DGCL, a corporation may declare and pay dividends either out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The ESA Charter stipulates that, subject to the provisions of applicable law and the preferences of the preferred stock, the holders of ESA Common Stock shall be entitled to receive dividends at such times and in such amounts as determined by the Board of Directors.

  The DGCL permits a corporation to purchase or redeem shares of its own stock when its capital is not impaired and such purchase or redemption would not cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its preferred shares if such shares will be retired upon their acquisition and the capital of the corporation will be reduced in accordance with the DGCL.

Under the DGCL, a corporation may not purchase any of its redeemable shares for more than the price at which they may then be redeemed.

  Under the VSCA, a board of directors may authorize and the corporation may make distributions to its stockholders, subject to restrictions by the articles of incorporation; except that no distribution may be made if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. The VSCA permits a corporation to acquire its own shares. Such acquired shares constitute authorized but unissued shares of the same class, but undesignated as to series.

DIRECTOR LIABILITY; RELIANCE; INDEMNIFICATION

  The DGCL and the VSCA are substantially identical with regard to limitations on director liability. The DGCL and the VSCA permit a corporation to include in its certificate or articles of incorporation, as the case may be, a provision eliminating or limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, including conduct which could be characterized as negligence or gross negligence. The DGCL and the VSCA expressly provide, however, that liability for breaches of duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Both statutes further provide that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. Article Nine of The ESA Charter contains provisions which eliminate the personal liability of the directors of ESA in certain circumstances. Studio Plus' Articles of Incorporation contain similar provisions.

  Under the DGCL, a member of the board of directors of a corporation or a member of any committee designated by the board of directors will, in the performance of his duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports, or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation. The VSCA does not contain a similar provision.

  Both the DGCL and the VSCA provide that a corporation may purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in such capacity, whether or not the corporation would have the power to indemnify him against such liability.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ESA or Studio Plus pursuant to the foregoing provisions, ESA and Studio Plus have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PREEMPTIVE RIGHTS

  None of the stockholders of ESA or Studio Plus have any preemptive rights.

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

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                             OF ESA AND STUDIO PLUS

  The accompanying unaudited Pro Forma Condensed Combined Financial Statements are presented as if ESA had completed the Significant Purchase Acquisitions at January 9, 1995 (ESA's date of inception) and as if the Merger of Studio Plus had been completed at January 1, 1994. The acquisition of AATI has been excluded from Significant Purchase Acquisitions because the purchase price and the unaudited results of operations for the periods, when measured in relation to ESA, did not meet certain materiality standards and can be excluded as permitted by the rules and regulations of the Commission. This pro forma information is based in part upon the Consolidated Financial Statements of ESA and Studio Plus and Statements of Operations of each of the Significant Purchase Acquisitions, which are incorporated by reference into this Joint Proxy Statement/ Prospectus. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

  The unaudited Pro Forma Condensed Combined Statements of Income are not necessarily indicative of what the actual results of operations of ESA would have been assuming such transactions had been completed as of the beginning of the periods discussed above, nor do they purport to represent the results of operations for any future periods. Results of operations and the related earnings or loss per share for future periods will be affected by a number of factors, including, but not limited to, the number of facilities opened and the operating results therefrom, interest costs incurred on indebtedness (including the amortization of deferred loan costs), corporate operating and property operating expenses, site selection costs and the number of future shares issued.

  Certain data and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying unaudited Pro Forma Condensed Combined Financial Statements and notes should be read in conjunction with the Consolidated Financial Statements of ESA and Studio Plus included in the ESA 1996 10-K and the Studio Plus 1996 10-K.

                              ESA AND STUDIO PLUS

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                          PRO
                                    ESA      STUDIO PLUS    MERGER       FORMA
            ASSETS              (HISTORICAL) (HISTORICAL) ADJUSTMENTS   COMBINED
            ------              ------------ ------------ -----------   --------
Current assets:
  Cash and cash equivalents....   $189,647     $ 34,678                 $224,325
  Accounts receivable, net.....      1,027          638                    1,665
  Supply inventories...........      2,922                  $   57 (a)     2,979
  Prepaid expenses.............        796                     170 (a)       966
  Pre-opening costs............                     726       (726)(a)
  Deferred income taxes........      1,000                     109 (a)     1,109
  Other current assets.........        377          336        390 (a)     1,103
                                  --------     --------     ------      --------
    Total current assets.......    195,769       36,378                  232,147
Property and equipment, net....    306,067      107,567                  413,634
Site deposits and
 preacquisition costs..........     10,318        1,925                   12,243
Deferred loan costs............      9,158          361                    9,519
Other assets...................      1,283            9                    1,292
                                  --------     --------     ------      --------
    Total assets...............   $522,595     $146,240     $           $668,835
                                  ========     ========     ======      ========
 LIABILITIES AND SHAREHOLDERS'
            EQUITY
 -----------------------------
Current liabilities:
  Accounts payable.............   $  9,770     $  5,057     $6,250 (b)  $ 21,077
  Accrued salaries and related
   expenses....................      1,156          538                    1,694
  Due to related parties.......        204                                   204
  Other accrued expenses.......      2,051          738        333 (a)     3,122
  Accrued retainage............     11,371                                11,371
  Income taxes payable.........                     239                      239
  Deferred revenue.............        179                     135 (a)       314
  Property taxes...............                     468       (468)(a)
                                  --------     --------     ------      --------
    Total current liabilities..     24,731        7,040      6,250        38,021
                                  --------     --------     ------      --------
Deferred income taxes..........      2,362        5,588                    7,950
                                  --------     --------     ------      --------
Commitments
Shareholders' equity:
  Preferred stock, $.01 par
   value.......................
  Common stock, $.01 par value.        683          125         28 (c)       836
  Additional paid in capital...    492,690      127,209        (28)(c)   619,871
  Retained earnings............      2,129        6,278     (6,250)(b)     2,157
                                  --------     --------     ------      --------
    Total shareholders' equity.    495,502      133,612     (6,250)      622,864
                                  --------     --------     ------      --------
    Total liabilities and
     shareholders' equity......   $522,595     $146,240     $           $668,835
                                  ========     ========     ======      ========

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                              ESA AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 PRO FORMA   SIGNIFICANT
                              ESA      STUDIO PLUS    MERGER      COMBINED     PURCHASE   PRO FORMA
                          (HISTORICAL) (HISTORICAL) ADJUSTMENTS (HISTORICAL) ACQUISITIONS COMBINED
                          ------------ ------------ ----------- ------------ ------------ ---------
Revenue:
  Room revenue..........                 $11,830                  $11,830                  $11,830
  Other revenue.........                     322                      322                      322
                            --------     -------      -------     -------      -------     -------
    Total revenue.......                  12,152                   12,152                   12,152
                            --------     -------      -------     -------      -------     -------
Costs and expenses:
  Property operating ex-
   penses...............                   5,256                    5,256                    5,256
  Corporate operating
   expenses.............                     881                      881                      881
  Depreciation and amor-
   tization.............                   1,472                    1,472                    1,472
                            --------     -------      -------     -------      -------     -------
    Total costs and ex-
     penses.............                   7,609                    7,609                    7,609
                            --------     -------      -------     -------      -------     -------
Income from operations..                   4,543                    4,543                    4,543
Interest expense........                  (2,532)                  (2,532)                  (2,532)
                            --------     -------      -------     -------      -------     -------
Income before third
 party investors' inter-
 est....................                   2,011                    2,011                    2,011
Third party investors'
 interest...............                    (358)                    (358)                    (358)
                            --------     -------      -------     -------      -------     -------
Income before income
 taxes..................                   1,653                    1,653                    1,653
Provision for income
 taxes..................
                            --------     -------      -------     -------      -------     -------
Net income..............                 $ 1,653                  $ 1,653                  $ 1,653
                            ========     =======      =======     =======      =======     =======
Pro forma income data:
  Net income............                 $ 1,653                  $ 1,653                  $ 1,653
  Pro forma adjustment
   for income taxes.....                    (615)                    (615)                    (615)
                                         -------                  -------                  -------
  Pro forma net income..                 $ 1,038                  $ 1,038                  $ 1,038
                                         =======                  =======                  =======


 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                            ESA AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                (UNAUDITED)

                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      PRO FORMA
                                 ESA      STUDIO PLUS    MERGER        COMBINED
                             (HISTORICAL) (HISTORICAL) ADJUSTMENTS   (HISTORICAL)
                             ------------ ------------ -----------   ------------
Revenue:
  Room revenue.............    $   817      $15,309                    $16,126
  Other revenue............         61          581                        642
                               -------      -------      ------        -------
    Total revenue..........        878       15,890                     16,768
                               -------      -------      ------        -------
Costs and expenses:
  Property operating ex-
   penses..................        332        6,374                      6,706
  Corporate operating ex-
   penses..................      2,555        2,114                      4,669
  Depreciation and amorti-
   zation..................        147        1,912                      2,059
                               -------      -------      ------        -------
    Total costs and ex-
     penses................      3,034       10,400                     13,434
                               -------      -------      ------        -------
Income (loss) from opera-
 tions.....................     (2,156)       5,490                      3,334
Interest income (expense)..        849       (1,356)                      (507)
                               -------      -------      ------        -------
Income before third party
 investors' interest.......     (1,307)       4,134                      2,827
Third party investors' in-
 terest....................                    (142)                      (142)
                               -------      -------      ------        -------
Income (loss) before income
 taxes.....................     (1,307)       3,992                      2,685
Provision for income taxes.                   1,670      $ (523)(c)      1,147
                               -------      -------      ------        -------
Income (loss) before ex-
 traordinary item..........    $(1,307)     $ 2,322      $  523        $ 1,538
                               =======      =======      ======        =======
Income (loss) per share be-
 fore extraordinary item...    $ (0.05)                                $  0.05
                               =======                                 =======
Pro forma income data:
  Income before extraordi-
   nary item...............                 $ 2,322                    $ 1,538
  Pro forma adjustment for
   income taxes............                     176                        176
                                            -------                    -------
  Pro forma income before
   extraordinary item......                 $ 2,498                    $ 1,714
                                            =======                    =======
Pro forma income per share
 before extraordinary item.                 $  0.50                    $  0.05
                                            =======                    =======
Weighted average number of
 shares of common stock and
 equivalents outstanding...     25,304        4,995       1,135 (b)     31,434
                               =======      =======      ======        =======

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                              ESA AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 PRO FORMA   SIGNIFICANT    PRO
                              ESA      STUDIO PLUS    MERGER      COMBINED     PURCHASE    FORMA
                          (HISTORICAL) (HISTORICAL) ADJUSTMENTS (HISTORICAL) ACQUISITIONS COMBINED
                          ------------ ------------ ----------- ------------ ------------ --------
Revenue:
  Room revenue..........    $15,280      $22,201                  $37,480       $5,172(a) $42,652
  Other revenue.........        465          864                    1,329           41(a)   1,370
                            -------      -------       -----      -------       ------    -------
    Total revenue.......     15,745       23,065                   38,809        5,213     44,022
                            -------      -------                  -------       ------    -------
Costs and expenses:
  Property operating ex-
   penses...............      6,929        9,631                   16,560          416(a)  16,976
  Corporate operating
   expenses.............     12,645        3,822                   16,467        1,397(a)  17,864
  Depreciation and amor-
   tization.............      2,803        3,336                    6,139          783(a)   6,922
                            -------      -------       -----      -------       ------    -------
    Total costs and ex-
     penses.............     22,377       16,789                   39,166        2,596     41,762
                            -------      -------                  -------       ------    -------
Income (loss) from oper-
 ations.................     (6,632)       6,276                     (357)       2,617      2,260
Interest income.........     11,538        2,206                   13,744                  13,744
                            -------      -------       -----      -------       ------    -------
Income before income
 taxes..................      4,906        8,482                   13,387        2,617     16,004
Provision for income
 taxes..................      1,470        3,308       $ 523(c)     5,301        1,046(a)   6,347
                            -------      -------       -----      -------       ------    -------
Net income..............    $ 3,436      $ 5,174       $(523)     $ 8,086       $1,571    $ 9,657
                            =======      =======       =====      =======       ======    =======
Net income per common
 share..................    $  0.06      $  0.45                  $  0.11                 $  0.13
                            =======      =======                  =======                 =======
Weighted average number
 of shares of common
 stock and equivalents
 outstanding............     59,724       11,580       2,631(b)    73,935        2,515(a)  76,450
                            =======      =======       =====      =======       ======    =======



 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                              ESA AND STUDIO PLUS

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  Historical. The historical Condensed Combined Financial Statements of ESA and Studio Plus include the accounts of ESA and its subsidiaries and of Studio Plus and its subsidiary, respectively. All significant intercompany balances within each company have been eliminated. ESA was formed on January 9, 1995. Studio Plus was formed on December 19, 1994 and on June 26, 1995 acquired through merger and exchange of partnership interests all of the assets of the Studio Plus Predecessor Entities which owned and operated StudioPLUS hotels. The historical Condensed Consolidated Statements of Operations of Studio Plus for the years ended December 31, 1994 and 1995 reflect combined financial data for the Studio Plus Predecessor Entities, accounted for as if the combination of the Studio Plus Predecessor Entities were a pooling of interests. Income taxes on earnings were paid by stockholders and partners of the Studio Plus Predecessor Entities. Accordingly, income taxes are provided on a pro forma basis for the years ended December 31, 1994 and 1995.

  Pursuant to the rules and regulations of the Commission, the historical Condensed Consolidated Statement of Operations of Studio Plus for the year ended December 31, 1995 does not reflect an extraordinary loss, net of the related income tax benefit, of $184,618.

  The Merger. The Merger has been accounted for in the Pro Forma Condensed Combined Financial Statements using the pooling of interests method of accounting whereby the accounts of ESA are combined with the accounts of Studio Plus as though both companies operated as one business for the periods presented. The non-recurring costs associated with the Merger, estimated to be $6.25 million, have been excluded from the Pro Forma Condensed Combined Statements of Income to more accurately reflect the actual operations of the companies. These costs will be expensed in the period that the Merger is consummated.

  Significant Purchase Acquisitions. The Pro Forma Condensed Combined Statements of Income reflect the results of the operations for the Significant Purchase Acquisitions for the respective periods as if they were acquired as of January 1, 1996. These acquisitions were accounted for using the purchase method of accounting.

2. EARNINGS PER SHARE

  Earnings per share have been calculated by dividing the net income by the outstanding shares of ESA Common Stock, adjusted to reflect the issuance of the additional shares to be issued in the Merger at a ratio of 1.2272 shares per share of Studio Plus Common Stock. Prior to the Studio Plus IPO, the assets of Studio Plus were owned and operated by the Predecessor Entities. The outstanding shares and other equity interests of the Studio Plus Predecessor Entities differ substantially from the shares of Studio Plus Common Stock outstanding after the Studio Plus IPO. Accordingly, Studio Plus has not historically presented earnings per share information for the year ended December 31, 1994.

  The weighted average number of shares of common stock and equivalents outstanding during the period and the related earnings per share data as reflected in the historical Consolidated Statements of Operations for the year ended December 31, 1995 for both ESA and Studio Plus have been adjusted to give effect to the stock splits occurring in 1996.

                              ESA AND STUDIO PLUS

    NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

                                  (UNAUDITED)

3. PRO FORMA ADJUSTMENTS

 Pro Forma Balance Sheet.

  (a) To reclassify certain assets and liabilities of Studio Plus to conform with ESA's presentation.

  (b) To reflect the estimated costs associated with the Merger.

  (c) To reflect the issuance of 2,846,554 incremental shares of ESA Common Stock in the Merger and the elimination of a corresponding amount of additional paid in capital.

 Pro Forma Statements of Income.

  (a) To reflect the results of operations of the Significant Purchase Acquisitions for the respective periods as if they were acquired on January 1, 1996.

  (b) To reflect the issuance of the incremental shares of ESA Common Stock in the Merger based on a ratio of 1.2272 shares per share of Studio Plus Common Stock.

  (c) To reflect the adjustment in the provision for income taxes resulting from the combination on a pro forma basis.

                 BUSINESS OF STUDIO PLUS; RECENT DEVELOPMENTS

  Studio Plus owns, develops, and operates StudioPLUS(TM) extended stay hotels and owns the rights to the related trade name and service marks for "StudioPLUS." StudioPLUS hotels are designed to combine the convenience of a hotel with many of the comforts of an apartment in order to provide affordable lodging for extended stay guests. Studio Plus believes that it accommodates an underserved niche of guests in the extended stay sector of the lodging industry. These guests include business travelers, professionals on temporary work assignment, persons relocating or purchasing a home, tourists, and others desiring high quality, furnished accommodations with full kitchens. Studio Plus guests typically prefer weekly rather than daily accommodations.

  Studio Plus believes that several factors distinguish its properties within the extended stay category of the lodging industry. Studio Plus offers quality accommodations at competitive rates within the mid-price segment of the extended stay market. The average weekly rate at its 18 existing properties open throughout both 1995 and 1996 (the "Existing Studio Plus Properties") increased from $247.32 to $268.93 per suite, and average occupancy at the Existing Studio Plus Properties decreased from 83.8% to 82.4%.

  Studio Plus designs its hotels, and markets and prices its suites, to accommodate guests staying one week or longer and believes this strategy results in longer guest stays and a more stable revenue stream. Studio Plus estimates that over 65% of its guests stay one month or longer and believes the longer term nature of guest stays and the limited number of suites per property lead to operating efficiencies. Each StudioPLUS hotel has approximately five employees, in addition to a resident manager.

  StudioPLUS hotels are designed and built to uniform plans and specifications developed and periodically refined since 1985. Studio Plus believes this standardization lowers construction costs and establishes uniform quality and operational standards. A typical StudioPLUS hotel contains 72 suites (one suite for the resident manager and 71 suites available for rent) and will generally average between $40,000 and $50,000 per suite to develop and construct, including land costs. Once a site is selected and acquired and regulatory permits and approvals are obtained, the construction phase of development generally requires approximately eight to nine months from groundbreaking to opening. On average, the StudioPLUS properties opened since 1988 have reached at least a 70% occupancy level within approximately four months after opening.

  Each StudioPLUS hotel suite contains a fully equipped kitchen including a full-size refrigerator, range with conventional oven, microwave and a direct-dial telephone. A typical StudioPLUS hotel has two types of suites: designer suites and larger deluxe suites. All of the properties have weekly maid service, with an option for daily service, and coin-operated laundry facilities, and most of the properties have an exercise room and a swimming pool. Each hotel employee participates in incentive programs based on individual property level performance. Studio Plus considers its incentive programs to be an important part of its compensation plan.

  From 1991 through 1996, (i) the number of StudioPLUS hotels increased from 14 to 35, (ii) consolidated average occupancy increased from 75.3% to 80.8%,
(iii) average weekly room rates increased from $174.79 to $284.13, representing a compounded annual growth rate of approximately 10.2%, and (iv) weekly revenue per available room increased from $131.68 to $229.60, representing a compounded annual growth rate of 11.8%.

  As of December 31, 1996, Studio Plus owned and operated 35 mid-price extended stay lodging facilities, had 11 facilities under construction and options to purchase 28 additional sites for development.

  Additional information with respect to Studio Plus' business is included in the Studio Plus 1996 10-K, which is incorporated herein by reference.

                     BUSINESS OF ESA; RECENT DEVELOPMENTS

  ESA was organized in January 1995 to develop, own, and manage extended stay lodging facilities which are designed to appeal to value-conscious guests. ESA's facilities are designed to offer quality accommodations for guests at substantially lower rates than most other extended stay lodging providers. They feature fully furnished rooms which are generally rented on a weekly basis to guests such as business travelers (particularly those with limited expense accounts), professionals on temporary work assignment, persons between domestic situations, and persons relocating or purchasing a home, with most guests staying for multiple weeks. ESA's facilities provide a variety of features that are attractive to the extended stay guest such as a fully-equipped kitchenette, weekly housekeeping with twice-weekly towel service, color television with cable or satellite hook-up, coin-operated laundromat, and telephone service with voice mail messaging. To help maintain affordability of room rates, labor intensive services, such as daily cleaning, room service, and restaurants are not provided.

  ESA's goal is to become a national provider of extended stay lodging. ESA intends to achieve this goal by rapidly developing properties in selected markets, providing high value accommodations for its guests, actively managing its properties to increase revenue and reduce operating costs, and increasing awareness of the extended stay concept. Through December 31, 1996, ESA had developed and opened 30 extended stay lodging facilities, acquired 10 others, and had 50 facilities under construction. ESA plans to begin construction of approximately 80 extended stay lodging facilities during 1997 and to continue an active development program thereafter. ESA's plans call for the average facility to have approximately 120 extended stay rooms and to take approximately 7-9 months to construct.

  ESA was founded by Mr. G. Johnson and Mr. Huizenga. Mr. G. Johnson, who is the President and Chief Executive Officer of ESA, was formerly the President of the Consumer Products Division of Blockbuster Entertainment Group, a division of Viacom, Inc. Mr. Huizenga, who is the Chairman of the Board of Directors of ESA, is the Chairman and Co-Chief Executive Officer of Republic Industries, Inc. and the Chairman of the Board of Directors of Florida Panthers Holdings, Inc. Mr. Huizenga was formerly Vice-Chairman of Viacom, Inc. and Chairman and Chief Executive Officer of Blockbuster Entertainment Corporation. ESA's management team has extensive experience in the acquisition and development of real estate and the operation of properties on a national scale.

  During 1996, ESA acquired ten extended stay properties in six separate transactions (each such transaction is referred to herein as an "Acquisition"), as summarized below. Each of the Acquisitions was accounted for using the purchase method of accounting.

    On January 26, 1996, ESA acquired substantially all of the assets of Apartment/Inn, L.P., a Georgia limited partnership ("Apartment/Inn"). Apartment/Inn owned and operated a 199-room extended stay lodging facility in Norcross, Georgia. In consideration for such Acquisition, ESA issued an aggregate of 587,258 shares of ESA Common Stock.

    On February 23, 1996, ESA acquired substantially all of the assets of Hometown Inn I, LTD and Hometown Inn II, LTD (collectively "Hometown Inn"). Hometown Inn owned and operated a 133-room extended stay lodging facility in Norcross, Georgia and a 147-room extended stay lodging facility in Riverdale, Georgia. In consideration for such Acquisition, ESA issued 857,216 shares of ESA Common Stock and paid an additional $75,000 in cash.

    On May 10, 1996, ESA acquired substantially all of the assets of AATI, which owned and operated a 59-room extended stay lodging facility in Lenexa, Kansas, for a purchase price of approximately $3.3 million in cash. This Acquisition includes adjacent land on which ESA intends to build a new 60-room economy extended stay lodging facility.

    On June 25, 1996, ESA acquired substantially all of the assets of Apartment Inn Partners/Gwinnett, L.P., a Georgia limited partnership ("Gwinnett"). Gwinnett owned and operated a 129-room extended stay lodging facility in Lawrenceville, Georgia. The facility was operated as The Apartment Inn and rights for the use of that name and certain other rights were controlled by Apartment/Inn. In consideration for such Acquisition, ESA issued 344,200 shares of ESA Common Stock and paid an additional $23,000 in cash.

    On July 9, 1996, ESA acquired substantially all of the assets of Melrose Suites, Inc., St. Louis Manor, Inc., Boulder Manor, Inc., and Nicolle Manor, which owned extended stay lodging facilities in Las Vegas, Nevada (collectively, the "M & M Facilities"), that have 177 rooms, 125 rooms, 211 rooms, and 122 rooms, respectively. Each of the M & M Facilities was managed by M & M Development, with which ESA has entered into a two-year consulting agreement for a fee of $120,000 per year. In consideration for the M & M Facilities, in addition to assuming liability under certain leases for personal property, ESA issued 2,470,000 shares of ESA Common Stock and paid an additional $500,000 in cash.

    On July 29, 1996, ESA acquired a traditional lodging facility owned by Kipling Hospitality Enterprise Corporation ("KHEC"), which was a 147-room traditional lodging facility located in Lakewood, Colorado, which ESA is remodeling to convert to the extended stay format. In consideration for this Acquisition, ESA issued 200,000 shares of ESA Common Stock and paid an additional $25,000 in cash.

  On February 6, 1997, ESA issued 11,500,000 shares of ESA Common Stock to a number of institutional investors in a private placement transaction (the "ESA Private Placement"). The purchase price in the ESA Private Placement was $17.625 per share, for an aggregate amount of approximately $202.7 million. Net proceeds received by ESA from the ESA Private Placement were approximately $198.2 million. The shares of ESA Common Stock issued in the ESA Private Placement were not registered under the Securities Act at the time of issuance and constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. ESA has registered under the Securities Act all of the shares of ESA Common Stock issued in the ESA Private Placement so that the holders of such shares may make resales in the public market of those shares.

  On February 20, 1997, ESA announced its intention to develop and launch the Crossland Economy Studios brand of budget extended stay lodging facilities. ESA opened the first Crossland Economy Studios lodging facility on January 2, 1997. ESA expects to open three additional Crossland Economy Studios facilities during 1997 and at least 30 additional Crossland Economy Studios per year beginning in 1998. Three of ESA's extended stay lodging facilities under construction as of December 31, 1996 were Crossland Economy Studios. Crossland Economy Studios will be priced to compete in the budget segment of the extended stay lodging market. Upon completion of the Merger, ESA's Crossland Economy Studios, Extended Stay America Efficiency Studios, and StudioPLUS brands of lodging facilities will compete in the budget, economy, and mid-price segments, respectively, of the extended stay lodging market.

  Additional information with respect to ESA's business is included in the ESA 1996 10-K, which is incorporated herein by reference.

            ESA ADDITIONAL PROPOSAL NUMBER 1--ESA CHARTER AMENDMENT

  ESA's Charter currently authorizes the issuance of a total of 200 million shares of ESA Common Stock and 10 million shares of preferred stock, par value $.01 per share ("ESA Preferred Stock"). Of such 200 million presently authorized shares of ESA Common Stock, 79,808,520 were issued and outstanding as of February 7, 1997. No shares of ESA Preferred Stock are issued and outstanding. As of February 7, 1997, additional shares of ESA Common Stock had been reserved for issuance as follows: (i) an aggregate of approximately 14,796,000 shares in connection with options granted or to be granted under ESA's stock option plans (including 6,000,000 shares under the 1997 Plan);
(ii) approximately 15,376,000 shares in connection with shares of ESA Common Stock to be issued upon consummation of the Merger; (iii) approximately 1,475,000 shares in connection with the issuance of Exchange Options upon consummation of the Merger; and (iv) approximately 3,541,000 shares that have not been issued under ESA's acquisition shelf registration under the Securities Act.

  The Board of Directors of ESA has adopted and approved, and recommends that the ESA stockholders adopt and approve, an amendment to Article FOURTH of the ESA Charter which would increase the number of authorized shares of ESA Common Stock from 200 million to 500 million (the "ESA Charter Amendment"). The ESA Charter Amendment will not increase or otherwise affect the number of authorized shares of ESA Preferred Stock which may be issued by ESA. The provisions of Article FOURTH of the ESA Charter, as proposed to be amended, are set forth in Appendix E to this Joint Proxy Statement/Prospectus.

  The Board of Directors of ESA believes that it is in ESA's best interests to increase the number of authorized shares of ESA Common Stock in order to have additional authorized but unissued shares available for issuance to meet ESA's needs as they arise. The Board of Directors of ESA believes that the availability of such additional shares will provide ESA with the flexibility to issue shares of ESA Common Stock for possible future financings; stock splits, dividends, or distributions; acquisitions of businesses or properties or securities of other businesses; stock option plans; or other proper corporate purposes which may be identified in the future by the ESA Board of Directors, without the possible expense and delay of a special stockholder meeting.

  The authorized shares of ESA Common Stock in excess of those issued will be available for issuance at such times and for such corporate purposes as the ESA Board of Directors may deem advisable, without further action by ESA's stockholders, except as may be required by applicable law or by the rules of The Nasdaq Stock Market, as determined by the National Association of Securities Dealers, Inc., or any other stock exchange or national securities association trading system on which the ESA Common Stock may be listed or traded. Upon issuance, such shares will have the same rights as the outstanding shares of ESA Common Stock. Holders of shares of ESA Common Stock have no preemptive rights.

  ESA has no arrangements, agreements, understandings, or plans at the present time for the issuance or use of the additional shares of ESA Common Stock proposed to be authorized. However, the Board of Directors of ESA believes that the current number of authorized unreserved shares of ESA Common Stock will be insufficient to meet ESA's future needs. The Board of Directors of ESA intends to issue ESA Common Stock only on terms which the Board deems to be in the best interests of ESA and its then existing stockholders. Any future issuance of ESA Common Stock will be subject to the rights of holders of outstanding shares of any ESA Preferred Stock which ESA may issue in the future.

  The ESA Charter and Bylaws include certain provisions that may have the effect of discouraging, delaying, or preventing a change in control of ESA (even though such change in control could be beneficial to ESA's stockholders generally), including procedural requirements with respect to stockholder action. The issuance of additional shares of ESA's capital stock, including shares authorized pursuant to the ESA Charter Amendment, could in certain circumstances also have the effect of similarly discouraging, delaying, or preventing a change in control of ESA. However, ESA is not aware of any efforts by another party to acquire a controlling interest or to seek representation on the Board of Directors of ESA, nor is this proposal being submitted to frustrate any such efforts. In addition, the ESA Charter Amendment is not part of any plan by ESA's management to adopt a series of amendments to the ESA Charter or bylaws so as to render the takeover of ESA more difficult.

  The issuance of additional shares of ESA Common Stock may have a dilutive effect on earnings per share and on the equity and voting power of existing holders of ESA Common Stock. It may also adversely effect the market price of the ESA Common Stock. However, in the event additional shares are issued in transactions which result in favorable business opportunities or that provide working capital sufficient to allow ESA to pursue its business plans, the dilutive effect on earnings per share may be offset and this may cause the market price of the ESA Common Stock to increase.

  The affirmative vote of the holders of a majority of the outstanding shares of ESA Common Stock is necessary to approve the ESA Charter Amendment. Unless otherwise instructed, properly executed proxies which are returned in a timely manner will be voted in favor of adoption of the ESA Amendment.

      THE BOARD OF DIRECTORS OF ESA RECOMMENDS THAT THE STOCKHOLDERS VOTE
                 "FOR" APPROVAL OF THE ESA CHARTER AMENDMENT.

            ESA ADDITIONAL PROPOSAL NUMBER 2--APPROVAL OF 1997 PLAN

  In order to continue to encourage ownership of ESA's Common Stock by executives, employees, and key personnel of ESA and to provide incentives for them to make maximum efforts for the success of the business, the Board of Directors of ESA has adopted and recommends that stockholders vote to approve the 1997 Plan. Options granted under the 1997 Plan are not intended to qualify as "Incentive Stock Options" as defined in the Code. The full text of the 1997 Plan is attached to this Joint Proxy Statement/Prospectus as Appendix F. The description below of the 1997 Plan is qualified in its entirety by reference to Appendix F.

DESCRIPTION OF THE 1997 PLAN

  In January 1997, the Board of Directors of ESA adopted the 1997 Plan, subject to approval by ESA's stockholders at the ESA Meeting. The 1997 Plan will be administered by the Compensation Committee of the Board of Directors of ESA (the "Compensation Committee"), which consists solely of non-employee directors. The Compensation Committee has authority to determine the persons to be granted options under the 1997 Plan, the number of shares subject to each option, the time or times at which options will be granted, the option price of the shares subject to each option (which price shall not be less than the fair market value of the shares at the date of grant), and the time or times when each option becomes exercisable and the duration of the exercise period. Except for specific situations, such as a change in control of ESA, options which have been granted become exercisable as to one-fourth of the grant on each of the first, second, third, and fourth anniversary of the date of grant.

  Options may be granted under the 1997 Plan to key employees and consultants (other than members of the Compensation Committee) of ESA. Options may be granted with respect to a total of not more than 6,000,000 shares of Common Stock under the 1997 Plan, subject to antidilution and other adjustment provisions. No options may be granted to a single optionee under the 1997 Plan in excess of 50% of the total number of shares authorized for issuance under the 1997 Plan. No options may be granted under the 1997 Plan after January 16, 2007. If an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned (including a grant in substitution for a canceled option). As of the date hereof, no options to purchase shares of ESA Common Stock have been granted under the 1997 Plan.

  Each option is for such term of not more than ten years as shall be determined by the Compensation Committee at the date of the grant. Options granted under the 1997 Plan may be subject to such conditions as the Compensation Committee may in its discretion determine at the date of grant. The Compensation Committee may provide different termination provisions of an option in the event of termination of employment of the optionee and may accelerate the exercisability of any option or, at any time before the expiration or termination of an option previously granted, extend the terms of such option for such additional period as the Compensation Committee, in its discretion, shall determine, except that the aggregate option period with respect to any option, including the original term of the option and any extensions thereof, shall never exceed ten years.

  The Compensation Committee may permit the exercise price to be paid, all or in part, by delivery to ESA of a promissory note or other shares of ESA Common Stock in such circumstances and manner as the Compensation Committee may specify, valued at the fair market value of the ESA Common Stock on the date of exercise, or by using a "cashless" broker-assisted method.

  If the employment of any optionee with ESA or any of its subsidiaries is terminated for any reason other than death, permanent disability, retirement after age 65, or pursuant to a change in control of ESA, such optionee's option shall expire immediately. In the event of termination of employment because of a change in control of ESA, the option may be exercised in full, unless otherwise provided at the time of grant, by the optionee or, if he is not living, by his heirs, legatees, or legal representative, during its specified term. In the event of termination of employment because of death, disability, or retirement after age 65, the option may be exercised by the optionee or, if he is not living, by his heirs, legatees, or legal representative, at any time during its specified term prior to three years after the date of such termination, but only to the extent the option was exercisable at the date of such termination.

  No option is transferable by the optionee otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and each option shall be exercisable during an optionee's lifetime only by him.

  The Compensation Committee may amend or discontinue the 1997 Plan at any time. However, no such amendment or discontinuation shall (i) change or impair any option previously granted without the consent of the optionee, (ii) increase the maximum number of shares which may be purchased by all optionees,
(iii) change the minimum purchase price, (iv) change the limitations on the option period or increase the time limitations on the grant of options, or (v) permit the granting of options to members of the Compensation Committee.

FEDERAL INCOME TAX CONSEQUENCES

  ESA understands that no gain or loss will be recognized by an optionee upon the grant of an option under the 1997 Plan, but that upon exercise of the option ordinary income will be recognized by the optionee measured by the excess of the fair market value of the shares of ESA Common Stock acquired over the option price. ESA will be entitled to a deduction equal to the amount of ordinary income recognized by the optionee. An optionee's basis in shares acquired upon the exercise of an option will be equal to the option price plus the amount of ordinary income recognized by the optionee. An optionee's holding period begins on the date on which the option is exercised.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE
                       "FOR" APPROVAL OF THE 1997 PLAN.

                                 OTHER MATTERS

  Management of ESA knows of no other matters to be brought before the ESA Meeting other than those described above. If any other business should come before the meeting, it is intended that the persons named in the enclosed proxy will vote the shares in accordance with their best judgment on any such matter.

                             CERTAIN LEGAL MATTERS

  Certain legal matters in connection with the Merger will be passed upon for ESA by Bell, Boyd & Lloyd, Chicago, Illinois. Certain legal matters in connection with the Merger will be passed upon for Studio Plus by King & Spalding, Atlanta, Georgia. In rendering such opinion, King & Spalding will rely upon the opinion of Virginia counsel as to all matters of Virginia law.

                                    EXPERTS

  The consolidated balance sheet of Extended Stay America, Inc. and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the period from January 9, 1995 (inception) through December 31, 1996, the statements of operations, partners' deficit, and cash flows of Welcome Inn America 89-1, L.P. for each of the two years in the period ended December 31, 1994 and the period from January 1, 1995 through August 18, 1995, the balance sheets of Apartment/Inn, L.P. as of December 31, 1994 and 1995 and the related statements of operations and partners' deficit and cash flows for each of the two years in the period ended December 31, 1995, the combined balance sheets of Hometown Inn I, LTD and Hometown Inn II, LTD as of December 31, 1994 and 1995 and the related combined statements of operations and partners' capital and cash flows for each of the three years in the period ended December 31, 1995, the balance sheet of Kipling Hospitality Enterprise Corporation as of December 31, 1995 and the related statements of operations and retained earnings and cash flows for the year then ended, the balance sheet of Apartment Inn Partners/Gwinnett, L.P. as of December 31, 1995 and the related statements of operations and partners' capital and cash flows for the year then ended, and the combined balance sheets of the M&M Facilities as of December 31, 1994 and 1995 and the related combined statements of operations and equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995, each as incorporated by reference into in this Joint Proxy Statement/Prospectus, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated balance sheets of Studio Plus Hotels, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, capital, and cash flows for each of the three years in the period ended December 31, 1996, as incorporated by reference into this Joint Proxy Statement/Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          EXTENDED STAY AMERICA, INC.,

                              ESA MERGER SUB, INC.

                                      AND

                            STUDIO PLUS HOTELS, INC.

                          DATED AS OF JANUARY 16, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1--THE MERGER......................................................  A-1
  1.1  The Merger..........................................................  A-1
  1.2  Effective Time......................................................  A-1
  1.3  Effects of the Merger...............................................  A-2
  1.4  Certificate of Incorporation and Bylaws; Directors and Officers.....  A-2
  1.5  The Closing.........................................................  A-2
ARTICLE 2--EFFECT OF THE MERGER ON SECURITIES OF THE COMPANY AND NEWCO.....  A-2
  2.1  NEWCO Stock.........................................................  A-2
  2.2  Conversion of Company Common Stock..................................  A-2
  2.3  Exchange of Shares..................................................  A-4
  2.4  Dividends, Fractional Shares, Etc. .................................  A-4
  2.5  Tax-Free Reorganization.............................................  A-5
ARTICLE 3--REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................  A-5
  3.1  Organization, Standing and Power....................................  A-5
  3.2  Capital Structure...................................................  A-6
  3.3  Subsidiaries........................................................  A-6
  3.4  Other Interests.....................................................  A-6
  3.5  Authority; Non-Contravention........................................  A-7
  3.6  SEC Documents.......................................................  A-7
  3.7  Absence of Certain Events...........................................  A-8
  3.8  Litigation..........................................................  A-8
  3.9  Material Contracts..................................................  A-9
  3.10 Employee Plans......................................................  A-9
  3.11 Employment Relations and Agreements................................. A-10
  3.12 Real Property....................................................... A-11
  3.13 Limitation on Business Conduct; Condition of Assets................. A-11
  3.14 Environmental Laws and Regulations.................................. A-12
  3.15 Trademarks, Copyrights.............................................. A-12
  3.16 Compliance with Laws................................................ A-13
  3.17 Takeover Statutes................................................... A-13
  3.18 Taxes............................................................... A-13
  3.19 Brokers............................................................. A-13
  3.20 Opinion of Financial Advisor........................................ A-13

                                                                            PAGE
                                                                            ----
  3.21 Pooling of Interests................................................ A-13
  3.22 Ownership of Purchaser Shares....................................... A-13
  3.23 Amendment to Rights Plan............................................ A-14
ARTICLE 4--REPRESENTATIONS AND WARRANTIES OF THE PURCHASER................. A-14
  4.1  Organization, Standing and Power.................................... A-14
  4.2  Capital Structure................................................... A-14
  4.3  Authority; Non-Contravention........................................ A-14
  4.4  SEC Documents....................................................... A-15
  4.5  Absence of Certain Events........................................... A-16
  4.6  Purchaser Material Contracts........................................ A-16
  4.7  Employee Plans...................................................... A-16
  4.8  Taxes............................................................... A-18
  4.9  Compliance with Laws................................................ A-18
  4.10 Litigation.......................................................... A-18
  4.11 Employment Relations and Agreements................................. A-18
  4.12 Environmental Laws and Regulations.................................. A-18
  4.13 Trademarks, Copyrights.............................................. A-18
  4.14 Brokers............................................................. A-19
  4.15 Takeover Statute.................................................... A-19
ARTICLE 5--COVENANTS....................................................... A-19
  5.1  Alternative Proposals............................................... A-19
  5.2  Interim Operations.................................................. A-19
  5.3  Meetings of Stockholders............................................ A-22
  5.4  Filings, Other Action............................................... A-22
  5.5  Inspection of Records............................................... A-22
  5.6  Publicity........................................................... A-23
  5.7  Registration Statement.............................................. A-23
  5.8  Listing Application................................................. A-23
  5.9  Affiliate Letters................................................... A-24
  5.10 Expenses............................................................ A-24
  5.11 Takeover Statute.................................................... A-24
  5.12 Conduct of Business by NEWCO Pending the Merger..................... A-24
  5.13 Conveyance Taxes.................................................... A-24
  5.14 Further Amendments to Rights Plan................................... A-24

                                                                            PAGE
                                                                            ----
  5.15 Indemnification of Officers and Directors........................... A-25
  5.16 Tax Treatment....................................................... A-25
  5.17 Employee Benefits................................................... A-25
  5.18 Stock Options....................................................... A-25
  5.19 Purchaser Board of Directors........................................ A-26
  5.20 Employment Contract................................................. A-26
ARTICLE 6--CONDITIONS...................................................... A-26
  6.1  Conditions to Each Party's Obligation to Effect the Merger.......... A-26
  6.2  Conditions to Obligation of Company to Effect the Merger............ A-27
  6.3  Conditions to Obligation of the Purchaser to Effect the Merger...... A-27
ARTICLE 7--TERMINATION..................................................... A-28
  7.1  Termination by Mutual Consent....................................... A-28
  7.2  Termination by Either the Purchaser or Company...................... A-28
  7.3  Termination by Company.............................................. A-28
  7.4  Termination by the Purchaser........................................ A-29
  7.5  Effect of Termination and Abandonment............................... A-29
  7.6  Extension, Waiver................................................... A-29
ARTICLE 8--GENERAL PROVISIONS.............................................. A-29
  8.1  Nonsurvival of Representations, Warranties and Agreements........... A-29
  8.2  Notices............................................................. A-30
  8.3  Assignment; Binding Effect.......................................... A-30
  8.4  Entire Agreement.................................................... A-30
  8.5  Amendment........................................................... A-30
  8.6  Governing Law....................................................... A-30
  8.7  Counterparts........................................................ A-30
  8.8  Headings............................................................ A-30
  8.9  Interpretation...................................................... A-31
  8.10 Waivers............................................................. A-31
  8.11 Incorporation of Exhibits........................................... A-31
  8.12 Severability........................................................ A-31
  8.13 Enforcement of Agreement............................................ A-31

                         AGREEMENT AND PLAN OF MERGER

  This Agreement and Plan of Merger (the "Agreement") is made and entered into as of this 16th day of January 1997, by and among Extended Stay America, Inc., a Delaware corporation (the "Purchaser"), ESA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser ("NEWCO"), and Studio Plus Hotels, Inc., a Virginia corporation (the "Company").

                                   RECITALS

  A. The Boards of Directors of the Purchaser, NEWCO, and the Company have approved, and deem it advisable and in the best interests of their respective companies and stockholders to consummate, the acquisition of the Company by the Purchaser by means of a merger of the Company with and into NEWCO;

  B. For federal income tax purposes, it is intended that the Merger, as defined herein, qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and (a)(2)(D) of the United States Internal Revenue Code of 1986, as amended (the "Code");

  C. For accounting purposes, it is intended that the Purchaser's acquisition of the Company be treated as a pooling of interests pursuant to Accounting Principles Board Opinion No. 16, and each of the parties hereto have made certain representations and warranties and have undertaken certain obligations relating to the preservation of such treatment;

  D. Concurrently with the execution hereof, in order to induce the parties hereto to enter into this Agreement, Norwood Cowgill, Jr. has granted to the Purchaser an irrevocable proxy ("Proxy") with respect to his Company Common Stock (as defined herein) in the form of the proxy set forth in the Stockholder Agreement attached as Exhibit A hereto (the "Stockholder Agreement") and George D. Johnson, Jr. has entered into an agreement to vote his Purchaser Stock (as defined herein) in the form set forth in the Voting Agreement attached hereto as Exhibit B (the "Voting Agreement");

  E. The Merger described herein is subject to approval of the stockholders of the Purchaser and the Company, respectively, and satisfaction of certain other conditions described in this Agreement; and

  F. The Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

  Now, Therefore, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                  THE MERGER

  1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), and the Virginia Stock Corporation Act, as amended (the "VSCA"), the Company shall be merged with and into NEWCO at the Effective Time, as defined herein (the "Merger"). Following the Merger, the separate corporate existence of the Company shall cease and NEWCO shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL and the VSCA. The name of NEWCO as the Surviving Corporation, shall be changed, by virtue of the Merger, to Studio Plus Hotels, Inc.

  1.2 Effective Time. The Merger shall become effective when a certificate or articles of merger, as applicable, (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL and the VSCA, is accepted for filing by the Secretary of State of the State of Delaware (the "Delaware Secretary of State") and the Virginia State Corporation Commission (the "Virginia Commission"). When used in this Agreement, the term "Effective Time" shall mean the later of (i) the date and time at which the Certificate of Merger has been accepted for filing by both the Delaware Secretary of State and the Virginia Commission, or

(ii) such later time established by the Certificate of Merger. The filing of the Certificate of Merger with both the Delaware Secretary of State and the Virginia Commission shall be made as soon as reasonably practicable (but not later than the third business day) after the satisfaction or waiver of the conditions to the Merger set forth herein.

  1.3 Effects of the Merger. The Merger shall have the effects set forth in the DGCL and VSCA.

  1.4 Certificate of Incorporation and Bylaws; Directors and Officers. (a) The Certificate of Incorporation of NEWCO, as in effect immediately prior to the Effective Time, shall be amended by the Certificate of Merger to change the name of NEWCO to "Studio Plus Hotels, Inc." and, as so amended, the Certificate of Incorporation and the Bylaws of NEWCO shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  (b) The directors of NEWCO at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  (c) The officers of NEWCO at the Effective Time and such other persons as designated by the Purchaser shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  1.5. The Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place (a) at the offices of Bell, Boyd & Lloyd, 70 West Madison Street, Chicago, Illinois, at 10:00 a.m., local time, on the first business day following the day on which the last to be fulfilled or waived of the conditions set forth in Article 6 shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as the Purchaser and the Company may agree. The date on which the Closing occurs is referred to herein as the "Closing Date."

                                   ARTICLE 2

                      EFFECT OF THE MERGER ON SECURITIES
                           OF THE COMPANY AND NEWCO

  2.1. NEWCO Stock. At the Effective Time, each share of the common stock of NEWCO outstanding immediately prior to the Effective Time shall remain outstanding and shall continue as one share of common stock of the Surviving Corporation, and each certificate theretofore representing any such shares shall, without any action on the part of the holder thereof, be deemed to represent the same number of shares of the Surviving Corporation.

  2.2. Conversion of Company Common Stock. (a) Except as otherwise provided in
Section 2.4 and subject to Sections 2.2(c) and 2.2(d), at the Effective Time each issued and outstanding share of common stock, par value $.01 per share, of the Company (the "Company Common Stock"), shall be converted into the right to receive 1.2272 shares (the "Exchange Ratio") of common stock, par value $.01 per share, of the Purchaser ("Purchaser Stock"). The number of shares of Purchaser Stock received as determined as aforesaid is referred to herein as the "Stock Consideration." In the event of any change in Purchaser Stock or Company Common Stock between the date of this Agreement and the Effective Time by reason of any stock dividend, stock split, subdivision, reclassification, recapitalization, combination, exchange of shares or the like ("Adjustment Event"), the Exchange Ratio shall be appropriately adjusted so that each holder of Company Common Stock will receive in the Merger the same proportionate amount of Purchaser Stock such holder would have been entitled to receive if the Effective Time had been immediately prior to such Adjustment Event.

  (b) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time, all shares of Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive, without interest, the Stock Consideration and cash for fractional shares of Purchaser Stock in accordance with Section 2.4 upon the surrender of a certificate representing such shares of Company Common Stock (a "Company Certificate").

  (c) Notwithstanding anything contained in this Section 2.2 to the contrary, each share of Company Common Stock held of record by the Purchaser and each share of Company Common Stock issued and held in the Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

  (d) Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL or the VSCA (but only to the extent required thereby), shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who have properly exercised dissenter rights with respect thereto in accordance with Article 15 of the VSCA (the "Dissenting Company Common Shares") will not be exchangeable for the right to receive the Stock Consideration, and holders of such shares of Company Common Stock will be entitled to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of such Article 15 unless and until such holders fail to perfect or effectively withdraw or shall have lost their rights to appraisal and payment under the VSCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Stock Consideration, without any interest thereon. The Company will give the Purchaser prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. Payment for the Dissenting Company Common Shares shall be made as required by the VSCA.

  (e) At the Effective Time, each outstanding option or right to purchase from the Company shares of Company Common Stock (a "Company Option") under any of the Stock Plans (as defined in Section 3.2) or otherwise shall, to the extent agreed to by the holder of such Company Option in an Option Assumption Agreement (as hereinafter defined) (which agreement the Company will use its best efforts to obtain), be assumed by the Purchaser in such manner that each such Company Option (whether or not such option is then exercisable) shall be converted into an option to purchase shares of Purchaser Stock, as provided below. Following the Effective Time, each such Company Option shall be subject to the same terms and conditions as are applicable to such Company Option at the Effective Time, except that (i) all references in the Company Options to Company and Company Common Stock shall be deemed to be references to Purchaser and Purchaser Stock, respectively, (ii) all actions to be taken thereunder by the Board of Directors of the Company or a committee thereof shall be taken by the Board of Directors of the Purchaser or a committee thereof, (iii) each such Company Option shall be immediately and fully exercisable for that number of whole shares (with fractions rounded up to the next whole number) of Purchaser Stock equal to the product of (x) the number of shares of Company Common Stock covered by such Company Option immediately prior to the Effective Time and (y) the Exchange Ratio as defined in Section 2.2(a) and (iv) the exercise price of such Company Option shall be equal to the exercise price of such option immediately prior to the Effective Time divided by the Exchange Ratio. It is the intention of the parties that, to the extent that any such Company Option constituted an "incentive stock option" (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, such Company Option shall continue to qualify as an incentive stock option to the maximum extent permitted by Section 422 of the Code, and that the assumption of the Company Options provided by this Section 2.2(e) satisfy the conditions of
Section 424(a) of the Code. Except as set forth in the Company Disclosure Letter, from and after the date of this Agreement, no additional options to purchase shares of Company Common Stock shall be granted under the Stock Plans or otherwise. Approval by the stockholders of the Company and the Purchaser of this Agreement shall constitute authorization and approval of any and all of the actions described in this Section 2.2(e).

  2.3 Exchange of Shares. (a) Approval of the Merger as contemplated by
Section 6.1(a) hereof shall constitute appointment by the stockholders of the Company of Harris Trust and Savings Bank as the Exchange Agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, the Purchaser shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, certificates ("Purchaser Certificates") representing the aggregate number of shares of Purchaser Stock constituting Stock Consideration for exchange in accordance with this Article 2 and cash to be paid in lieu of fractional shares (the shares deposited pursuant hereto and such cash being referred to herein as the "Exchange Fund"). Purchaser Stock into which Company Common Stock shall be converted pursuant to the Merger shall be deemed to have been issued at the Effective Time.

  (b) As soon as practicable after the Effective Time, Purchaser and NEWCO shall cause the Exchange Agent to mail to each holder of record of Company Common Stock immediately prior to the Effective Time (excluding any shares of Company Common Stock which will be canceled pursuant to Section 2.2(c) or Dissenting Company Common Shares) (i) a letter of transmittal (the "Company Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of such Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Purchaser and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the Stock Consideration with respect to the shares of Company Common Stock formerly represented thereby.

  (c) Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with the Company Letter of Transmittal, duly executed, and such other documents as the Exchange Agent shall reasonably request, the holder of such Company Certificate shall be entitled to receive promptly in exchange therefor a Purchaser Certificate representing that number of shares of Purchaser Stock which such holder has the right to receive pursuant to this
Article 2 and the Company Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.3, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Stock Consideration with respect to the shares of Company Common Stock formerly represented thereby.

  2.4. Dividends, Fractional Shares, Etc. (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Purchaser Stock shall be paid with respect to any shares of Company Common Stock represented by a Company Certificate, until such Company Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Company Certificate, there shall be paid to the holder of the Purchaser Certificates issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Purchaser Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Purchaser Stock, less the amount of any withholding taxes which may be required thereon.

  (b) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing any such shares are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates for the consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 2. Company Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the "Securities Act"), shall not be exchanged until the Purchaser has received a written agreement from such person as provided in Section 5.9.

  (c) No fractional shares of Purchaser Stock shall be issued pursuant to the Merger, and such fractional interests shall not entitle the owners thereof to vote, to receive dividends or to exercise any other right of a stockholder with respect to such fractional interest. In lieu of the issuance of any fractional share of Purchaser Stock pursuant to the Merger, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Purchaser Stock upon surrender of Company Certificates pursuant to Section 2.3(c) hereof shall be paid cash (rounded to the nearest cent, $.005 to be rounded to $.01) upon surrender in an amount equal to such fraction times the closing sale price of the Purchaser Stock on the Nasdaq National Market ("Nasdaq") on the day of the Effective Time, or, if the Purchaser Stock is not traded on such day, such closing price on the next preceding day on which such stock was traded on Nasdaq.

  (d) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company six months after the Effective Time shall be delivered to the Purchaser. Any former stockholder of the Company who has not theretofore complied with this Article 2 shall thereafter look only to the Purchaser for payment of the Stock Consideration, cash in lieu of fractional shares and unpaid dividends and distributions on the Purchaser Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon.

  (e) None of the Purchaser, the Company, NEWCO, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (f) In the event that any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if required by the Purchaser, the posting by such person of a bond in such reasonable amount as the Purchaser may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Certificate the applicable Stock Consideration, cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Purchaser Stock as provided in this Section 2.4, deliverable in respect thereof pursuant to this Agreement.

  2.5 Tax-Free Reorganization. The Merger is intended to be a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(D) of the Code, and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under Section 368 of the Code.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to the Purchaser as follows:

  3.1 Organization, Standing and Power. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement,
(a) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to the Purchaser, NEWCO, or the Company, as the case may be, any change or effect, either individually or in the aggregate, that is materially adverse to (i) the business, assets, financial condition or results of operations of the Purchaser and its Subsidiaries taken as a whole, or the Company and its Subsidiaries taken as a whole, as the case may be, or (ii) the ability of Purchaser, NEWCO, or the Company, as the case may be, to consummate the transactions contemplated by this Agreement, and (b) "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which the Purchaser or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

  3.2 Capital Structure. The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). At the close of business on January 15, 1997, (i) 12,528,845 shares of Company Common Stock were issued and outstanding, (ii) 1,071,514 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options and 130,000 shares of Company Common Stock have been reserved for issuance for satisfaction of contractual obligations of the Company to grant options to current and future employees of the Company and (iii) no shares of Company Common Stock were held by the Company in its treasury. As of the date hereof, there are no shares of Preferred Stock outstanding. All outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable and not subject to preemptive rights. As of January 15, 1997, there were (i) 45 Company Options outstanding under the Company's 1995 Stock Incentive Plan (the "Employee Plan") to acquire 1,011,514 shares of Company Common Stock, and
(ii) 4 Company Options outstanding under the Company's 1995 Non-Employee Directors' Stock Incentive Plan (the "Directors' Plan") to acquire 60,000 shares of Company Common Stock. The foregoing stock option plans of the Company are referred to herein as the "Stock Plans." Except for such Company Options, rights under the Company Rights Agreement (as defined below), and contractual obligations of the Company to grant options on a total of 130,000 shares of Company Common Stock to current and future employees of the Company, there are no options, warrants, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries. The Company Disclosure Letter (as defined below) sets forth a schedule of the exercise prices for all outstanding Company Options as of January 15, 1997. Since January 15, 1997, no shares of the Company's capital stock have been issued other than pursuant to the exercise of Company Options already in existence on such date and the Company has not granted any stock options for any capital stock or other voting securities of the Company.

  3.3 Subsidiaries. Except as set forth in the letter from the Company to the Purchaser dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Disclosure Letter (the "Company Disclosure Letter"), all of the outstanding capital stock of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, agreements, charges or other encumbrances of any nature ("Liens") or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). Except as set forth in the Company Disclosure Letter, there are no (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for, (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or (iii) other contracts, understandings, arrangements or obligations (whether or not contingent) providing for the issuance or sale, directly or indirectly, in each case, with respect to any capital stock or other ownership interests in, or any other securities of, any Subsidiary of the Company. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any Subsidiary of the Company nor are there any irrevocable proxies with respect to any shares of the capital stock of any of the Company's Subsidiaries. All of the shares of capital stock of each Subsidiary of the Company are validly issued, fully paid and nonassessable. Other than restrictions imposed by applicable law or as set forth in the Company Disclosure Letter, there are no restrictions which prevent or limit the payment of dividends by any of the Company's Subsidiaries.

  3.4 Other Interests. Except for the Company's interest in its Subsidiaries or as set forth in the Company Disclosure Letter, neither the Company nor its Subsidiaries owns directly or indirectly any equity interest or equity investment in, nor is the Company or any of its Subsidiaries subject to any obligation or requirement to provide for or to make any equity investment in, any corporation, limited liability company, partnership, joint venture, business, trust or entity.

  3.5 Authority; Non-Contravention. The Board of Directors of the Company has unanimously approved this Agreement and determined that the Merger is fair to and in the best interests of the Company and its stockholders, and the Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval of the Merger by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to such approval of the Merger by the stockholders of the Company. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by the Purchaser and NEWCO) constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms; (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally; and (ii) subject to general principles of equity. Except as set forth in the Company Disclosure Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, contractually require any offer to purchase or any prepayment of any debt, contractually require the payment of (or result in the vesting of) any severance, golden parachute, change of control or similar type of payment, or give rise to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Articles of Incorporation or Bylaws of the Company (true and complete copies of which as of the date hereof have been delivered to the Purchaser) or the comparable charter or organization documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, concession, franchise or license applicable to the Company or any of its Subsidiaries or (iii) subject to the governmental filings and other matters referred to in the following sentence and approval of this Agreement by the Company's stockholders, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults, rights, offers, prepayments, payments, losses, liens, security interests, charges or encumbrances that would not have a Material Adverse Effect on the Company. Copies of all contracts, agreements, instruments or other documents referred to in the Company Disclosure Letter pursuant to this
Section 3.5 have been furnished or made available to the Purchaser. The Company Disclosure Letter lists the amounts payable or that will or may become payable to directors, officers or employees or former directors, officers or employees of the Company and its Subsidiaries as a result of the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory or administrative agency, authority or tribunal (a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) in connection or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and the Virginia Commission, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such filings and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iv) such filings and approvals as may be required by any applicable state securities or "blue sky" laws or state takeover laws, and (v) such other consents, orders, authorizations, registrations, approvals, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  3.6 SEC Documents. (a) Since June 20, 1995, the Company has filed all documents with the Securities and Exchange Commission ("SEC") required to be filed under the Securities Act or the Exchange Act (such documents filed with the SEC on or before January 15, 1997 referred to herein as the "Company SEC Documents"). Except as set forth in the Company Disclosure Letter, as of their respective dates, (i) the Company

SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

  (b) Except as set forth in the Company SEC Documents or the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 1996 which would not have a Material Adverse Effect on the Company.

  (c) The Company has heretofore made available to the Purchaser a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously have been filed with the SEC pursuant to the Securities Act or the Exchange Act.

  3.7 Absence of Certain Events. Since December 31, 1995, the Company and its Subsidiaries have operated their respective businesses only in the ordinary course consistent with past practice and, except as contemplated by this Agreement or disclosed in the Company SEC Documents or the Company Disclosure Letter, there has not occurred (i) any Material Adverse Change in the Company;
(ii) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices; (iii) any amendments or changes in the Articles of Incorporation or Bylaws of the Company; (iv) any revaluation by the Company or any of its Subsidiaries of any of their respective assets, including, without limitation, write-offs of accounts receivable or write-offs or write-downs of inventory, other than in the ordinary course of the Company's and its Subsidiaries' businesses consistent with past practices; (v) any damage, destruction or loss with respect to the property or assets of the Company or its Subsidiaries which resulted in, or is reasonably likely to result in, a Material Adverse Effect on the Company; (vi) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company; (vii) any grant of any severance or termination pay to any director, executive officer or key employee of the Company or any of its Subsidiaries, except as required under any severance agreements disclosed in the Company Disclosure Letter; (viii) any entry into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, executive officer or key employee of the Company or any of its Subsidiaries; (ix) any increase in benefits payable under any existing severance or termination pay policies or employment agreements with any director, executive officer or key employee of the Company or any of its Subsidiaries except in the ordinary course of business consistent with past practice; or (x) any increase in compensation, bonus or other benefits payable to directors, executive officers or key employees of the Company or any of its Subsidiaries except in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, the representations contained in this
Section 3.7 shall not apply to any change or development, or combination of changes or developments, to the extent such changes and developments are the result of stock market fluctuations.

  3.8 Litigation. Except as set forth in the Company SEC Documents or the Company Disclosure Letter, there are no actions, suits, proceedings, investigations or reviews pending against the Company or its Subsidiaries or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other Governmental Entity or any arbitrator or arbitration tribunal, that are reasonably likely to have a Material Adverse Effect on the Company.

  3.9 Material Contracts. Except for (a) agreements, commitments, arrangements, leases or other instruments disclosed in the Company Disclosure Letter, (b) agreements, commitments, arrangements, leases or other instruments disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, or in any Company SEC Documents filed thereafter, and (c) other agreements, commitments, arrangements, leases or other instruments entered into in the ordinary course of business (collectively the "Material Contracts"), neither the Company nor any of its Subsidiaries is a party to any material agreements, commitments, arrangements, leases or other instruments. Assuming due authorization and execution by the other parties thereto, to the knowledge of the Company, each of the Material Contracts is valid, binding, and in full force and effect in all material respects and enforceable by the Company or such Subsidiary, as the case may be, in accordance with its respective terms. The Company or such Subsidiary, as the case may be, has materially performed its obligations under such Material Contracts in accordance with the terms thereof and, to the knowledge of the Company, the other parties to such Material Contracts are not in default under any Material Contract as to which it is reasonably foreseeable that an adverse determination would result in a Material Adverse Effect on the Company. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received notice from any person alleging that the Company or any of its Subsidiaries is in default under any Material Contract as to which it is reasonably foreseeable that an adverse determination would result in a Material Adverse Effect on the Company.

  3.10 Employee Plans. (a) To the knowledge of the Company, except as set forth in the Company Disclosure Letter, the Company and each Subsidiary has complied with and performed all contractual obligations and all obligations under applicable federal, state and local laws, rules and regulations required to be performed by it under or with respect to any of the Company Benefit Plans (as defined below) or any related trust agreement or insurance contract, other than where the failure to so comply or perform does not have, nor is reasonably likely to have, a Material Adverse Effect on the Company. Except as set forth in the Company Disclosure Letter, all contributions and other payments required to be made by the Company and its Subsidiaries to any Company Benefit Plan prior to the date hereof have been made, other than where the failure to so contribute or make payments will not have a Material Adverse Effect on the Company, and all accruals required to be made under any Company Benefit Plan through December 31, 1996 have been made. Except as set forth in the Company Disclosure Letter, there is no claim, dispute, grievance, charge, complaint, restraining or injunctive order, litigation or proceeding pending, or, to the best knowledge of the Company and its Subsidiaries, threatened or anticipated (other than routine claims for benefits) against or relating to any Company Benefit Plan or against the assets of any Company Benefit Plan, which is reasonably likely to have a Material Adverse Effect on the Company. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has communicated generally to employees or specifically to any employee regarding any future increase of benefit levels (or future creations of new benefits) with respect to any Company Benefit Plan beyond those reflected in the Company Benefit Plans, which benefit increases or creations, either individually or in the aggregate, will have or are reasonably likely to have, a Material Adverse Effect on the Company. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries presently sponsors, maintains, contributes to, nor is the Company or its Subsidiaries required to contribute to, nor has the Company or any of its Subsidiaries ever sponsored, maintained, contributed to, or been required to contribute to, any employee pension benefit plan within the meaning of section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  (b) With respect to each Company Benefit Plan subject to Title IV of ERISA,
(i) no termination of any Company Benefit Plan has occurred pursuant to which all liabilities have not been satisfied in full, and no event has occurred and no condition exists that could reasonably be expected to result in the Company or Subsidiary incurring a material liability under Title IV of ERISA; (ii) each such Company Benefit Plan which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code, has been maintained in compliance with the minimum funding standards of ERISA and the Code and no such Company Benefit Plan has incurred any "accumulated funding deficiency," as defined in Section 412 of the Code and Section 302 of ERISA, whether or not waived; (iii) neither the Company nor any Subsidiary has sought or received a waiver of its funding requirements with respect to any Company Benefit Plan; (iv) no reportable event, within the meaning of Section 4043 of ERISA, and no event described in
Section 4062 or 4063 of ERISA, has occurred with respect to any Company Benefit Plan; and (v) no Company Benefit Plan would have an amount of Unfunded Benefit Liabilities (as defined in Section 4001(a)(18) of ERISA) if such plan were terminated as of the Effective Time.

  (c) Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred, nor has any event occurred which has imposed or is reasonably likely to impose upon the Company or any of its Subsidiaries, any withdrawal liability (complete or partial within the meanings of sections 4203 or 4205 of ERISA, respectively) in respect of any multiemployer plan (within the meaning of section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan"), which withdrawal liability has not been satisfied or discharged in full or which, either individually or in the aggregate, will cause, or is reasonably likely to cause, a Material Adverse Effect on the Company.

  (d) Except as set forth in the Company Disclosure Letter, neither the Company nor any Subsidiary maintains or contributes to (or has maintained or contributed to) any Company Benefit Plan which provides, or has a liability to provide, life insurance, medical, severance, or other employee welfare benefits to any employee upon such employee's retirement or termination of employment, except as may be required by Section 4980B of the Code.

  (e) (i) "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workers' compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, including, but not limited to, any "employee benefit plan" within the meaning of section 3(3) of ERISA and (ii) "Company Benefit Plan" means any Plan, other than a Multiemployer Plan, established by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or has contributed (including any such Plans not now maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries does not now contribute, but with respect to which the Company or any of its Subsidiaries has or may have any liability). Copies of all written Plans (and, if applicable, related trust agreements and ERISA summary plan descriptions) and all amendments thereto, and the most recent Forms 5500 required to be filed with respect thereto have been made available to the Purchaser. The Company Disclosure Letter sets forth each Plan with respect to which benefits will be accelerated, vested, increased or paid as a result of the transactions contemplated by this Agreement.

  3.11 Employment Relations and Agreements. (a) Except as would not constitute a Material Adverse Effect on the Company, (i) each of the Company and its Subsidiaries is in compliance in all material respects with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) as of the date of this Agreement, there is no labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the Company or its Subsidiaries, threatened against or involving the Company or any of its Subsidiaries; (iii) no collective bargaining agreement is being negotiated as of the date of this Agreement by the Company or any of its Subsidiaries; and (iv) the Company and its Subsidiaries taken as a whole have not experienced any material labor difficulty during the last three years.

  (b) Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any written, or to the knowledge of the Company, any binding oral, employment, severance, "change of control," collective bargaining or similar agreements ("Employment Agreements"). Copies of all Employment Agreements and all amendments thereto have been previously made available to the Purchaser.

  3.12 Real Property. (a) The Company Disclosure Letter accurately and completely sets forth, with respect to every parcel of real estate owned by the Company or any of its Subsidiaries (the "Real Estate"): (i) the owner;
(ii) the location, including address, thereof; (iii) the legal description and approximate size thereof; (iv) a brief description (including size, approximate year of completion, and function) of the principal improvements and buildings thereon, all of which are within the property, set-back and building lines; (v) the nature and amount of any mortgages, tax liens or other liens thereon (including without limitation any environmental liens).

  (b) The Company Disclosure Letter accurately and completely sets forth, with respect to every parcel of real estate leased by the Company or any of its Subsidiaries (the "Leasehold Premises"): (i) the lessor and lessee thereof and the date and term of the lease governing such property; (ii) the location, including address, thereof; (iii) the legal description and the approximate size thereof; (iv) a brief description (including size, approximate year of completion, and function) of the principal improvements and buildings thereon, all of which are within the property, set-back and building lines of the Leasehold Premises; and (v) the nature and amount of any mortgages, tax liens or other liens thereon (including without limitation any environmental liens). The Company has previously delivered to the Purchaser accurate and complete copies of each of the leases covering the Leasehold Premises, and none of such leases has been amended or modified except to the extent that such amendments or modifications are disclosed in such copies or in the Company Disclosure Letter. The Company or the respective Subsidiary is not in default or breach under any such lease. No event has occurred which with the passage of time or the giving of notice or both would cause a material breach of or default by the Company or the respective Subsidiary under any such lease. The Company has no knowledge of any breach or anticipated breach by the other parties to such lease.

  (c) Except as reflected in the Company Disclosure Letter, the Company or the respective Subsidiary has good and marketable title to each parcel of the Real Estate and a valid leasehold interest in each of the Leasehold Premises, free and clear of all liens, mortgages, pledges, charges, encumbrances, assessments, restrictions, covenants and easements or title defects of any nature whatsoever, except for liens for real estate taxes not yet due and payable, and such imperfections of title and encumbrances, if any, as are not substantial in character, amount or extent and do not materially interfere with the present use, of such properties or otherwise impair business operations in any material respect.

  (d) Except as set forth in the Company Disclosure Letter, the buildings located on the Real Estate and the Leasehold Premises are each in good operating condition, sufficient for the use for which such buildings are intended, normal wear and tear excepted.

  (e) Each parcel of the Real Estate and the Leasehold Premises: (i) has direct access to public roads or access to public roads by means of a perpetual access easement, such access being sufficient to satisfy the current normal transportation requirements of the Company's business as presently conducted at such parcel; and (ii) is served by utilities in such quantity and quality as are sufficient to satisfy the current normal occupancy levels and business activities of the Company's business as conducted at such parcel.

  (f) None of the Company or its Subsidiaries has received notice of: (i) any condemnation proceeding with respect to any portion of the Real Estate or the Leasehold Premises, and to the best of the knowledge of the Company and its Subsidiaries no such proceeding is contemplated by any governmental authority; or (ii) except as reflected in the Company Disclosure Letter, any special assessment which may materially affect the Real Estate or the Leasehold Premises, and to the best of the knowledge of the Company and its Subsidiaries no such special assessment is contemplated by any governmental authority.

  3.13 Limitation on Business Conduct; Condition of Assets. Except as set forth in the Company Disclosure Letter, neither the Company nor its Subsidiaries is a party to, or has any obligation under, any contract or agreement, written or oral, which contains any covenants currently or prospectively limiting in any material respect the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any entity. Except as set forth in the Company Disclosure Letter, the Company and its Subsidiaries have good and marketable title to all of their respective assets and properties, other than the Real Estate and Leasehold

Premises, including the assets reflected on the Company's balance sheet included in the Company's Form 10-Q for the quarter end September 30, 1996 (the "Company Balance Sheet") and all of the assets thereafter acquired by them (except to the extent that such assets have thereafter been disposed of for fair value in the ordinary course of business), and good title to all their leasehold interests, in each case subject to no liens, mortgages, pledges, encumbrances or charges of any kind except as noted on the Company Balance Sheet or the Company Disclosure Letter and except for liens, encumbrances or charges which are not material in character, amount or extent with respect to the related asset and which do not in the aggregate have a Material Adverse Effect.

  3.14 Environmental Laws and Regulations. (a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, except as otherwise disclosed in the Company SEC Documents or the Company Disclosure Letter and except for non-compliance which would not have a Material Adverse Effect on the Company. The term "Environmental Laws" means any federal, state, local or foreign statute, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, decree, injunction or other authorization applicable to the Company and its Subsidiaries and relating to:
(i) pollution or protection of human health or safety, health or safety of employees, sanitation, or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata),
(ii) Releases (as defined in 42 U.S.C. Sections 9601 et seq.) or threatened Releases of Hazardous Material (as hereinafter defined) into the environment or (iii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material.

  (b) There has not occurred, nor is there presently occurring, a Release of any Hazardous Material in, on, under or affecting any of the Company's or its Subsidiaries' respective current or previously owned or leased properties or any surrounding site, and none of the Company or its Subsidiaries has disposed of any Hazardous Material or any other substance in a manner that has led, or could reasonably be anticipated to lead, to a Release, except as otherwise disclosed in the Company SEC Documents or the Company Disclosure Letter and except in each case for those Releases and disposals which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on the Company. Except as disclosed in the Company SEC Documents or the Company Disclosure Letter, neither the Company nor its Subsidiaries has received any notice that it is a "potentially responsible person" under any Environmental Laws. The term "Hazardous Material" means any pollutants, contaminants, hazardous substances, hazardous chemicals, toxic substances, hazardous wastes, infectious and medical wastes, radioactive materials, petroleum (including crude oil or any fraction thereof), natural gas, synthetic gas and mixtures thereof, PCBs, or materials containing PCBs in excess of 50 ppm, asbestos and/or asbestos-containing materials or solid wastes, including but not limited to those defined in any Environmental Law and all regulations promulgated under each and all amendments thereto.

  (c) None of the Company or any of the Subsidiaries use, and has not used, any Underground Storage Tanks, and there are not now nor have there ever been Underground Storage Tanks on the Real Estate or the Leasehold Premises. For purposes of this Section, the term "Underground Storage Tanks" shall have the meaning given it in the Resource Conservation and Recovery Act (42 U.S.C. Sections 6901 et seq.).

  (d) There are no laws, regulations, ordinances, licenses, permits or orders relating to environmental, worker safety or other matters that require any work, repairs, construction, alteration or capital expenditures with respect to the assets or properties of the Company and its Subsidiaries except for such as would not have a Material Adverse Effect on the Company.

  3.15 Trademarks, Copyrights. Except as set forth in the Company Disclosure Letter, the Company or its Subsidiaries own or possess adequate licenses or other valid rights to use all material trademarks, trademark rights, trade names, trade name rights, copyrights, know-how and other proprietary information used or held for use in connection with the business of the Company or any of its Subsidiaries as currently being conducted and, to the knowledge of the Company, there are no assertions or claims challenging the validity of any of the foregoing, except where the failure to own or possess, or where such assertions or claims, would not have a Material Adverse Effect on the Company.

  3.16 Compliance with Laws. To the knowledge of the Company, except as set forth in the Company Disclosure Letter, each of the Company and its Subsidiaries is in compliance with all laws, regulations and orders applicable to it, its assets, properties and business, except where such noncompliance would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notification of any asserted past or present failure to comply with any laws which has not been remedied, and to the best of their knowledge, no proceeding with respect to any such violation is contemplated. Neither the Company nor any of its Subsidiaries, nor, to the best knowledge of the Company and each of its Subsidiaries, any employee of the Company or any of its Subsidiaries, has made any payment of funds in connection with the business of the Company or any of its Subsidiaries prohibited by law, and no funds have been set aside to be used in connection with the business of the Company or any of its Subsidiaries for any payment prohibited by law.

  3.17 Takeover Statutes. The Board of Directors of the Company has unanimously approved the transactions contemplated by this Agreement and, assuming the accuracy of the Purchaser's representations and warranties contained in Section 4.15, has taken all appropriate action so that the transactions contemplated by this Agreement will not be subject to the Affiliated Transactions provisions of Sections 13.1-725 through 13.1-727.1 of the VSCA. The Company has taken all appropriate action so that the transactions contemplated by this Agreement will not be subject to the "Control Share Acquisition" provisions of Section 13.1-728.1 through 13.1-
728.9 of the VSCA.

  3.18 Taxes. Except as set forth in the Company Disclosure Letter, (i) the Company and each Subsidiary have filed all material Tax Returns required to have been filed on or before the date hereof, which returns are true and complete in all material respects and all Taxes shown due thereon have been paid; (ii) no issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; and (iii) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full or are being contested in good faith by the Company or such Subsidiary. For purposes of this Agreement, (a) "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental authority, and (b) "Tax Return" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

  3.19 Brokers. No broker, investment banker or other person, other than Smith Barney Inc. ("Smith Barney"), the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A copy of the engagement letter between Smith Barney and the Company, as amended, setting forth the fees and expenses to be paid by the Company in connection with the transactions contemplated by this Agreement has been provided to the Purchaser.

  3.20 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Smith Barney to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view.

  3.21 Pooling of Interests. To the knowledge of the Company, the Company has not had, nor does it plan to have any transaction or condition which would preclude the transactions contemplated by this Agreement from being accounted for as a "pooling of interests."

  3.22 Ownership of Purchaser Shares. Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any affiliate owns directly or indirectly any Purchaser Stock or has any rights to purchase such shares, and will not purchase any such shares in a fashion that would prevent the accounting treatment of the transactions contemplated by this Agreement as a pooling of interests, unless the Purchaser waives the condition in Section 6.3 hereof.

  3.23 Amendment to Rights Plan. The Company has amended, and the Board of Directors of the Company has authorized such amendment, the Rights Agreement, dated as of June 6, 1995, and amended as of February 27, 1996, among the Company, Bank One, Indianapolis, N.A., and Fifth Third Bank, Cincinnati, Ohio ("the Company Rights Agreement"), so that (i) the Purchaser will not become an "Acquiring Person" as a result of the consummation of the transactions contemplated by this Agreement, (ii) no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Company Rights Agreement) will occur as a result of the consummation of the transactions contemplated by this Agreement, and (iii) all Rights (as defined in the Company Rights Agreement) issued and outstanding under the Company Rights Agreement will expire immediately prior to the Effective Time.

                                   ARTICLE 4

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

       The Purchaser represents and warrants to the Company as follows:

  4.1 Organization, Standing and Power. Each of the Purchaser and NEWCO is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Purchaser and NEWCO is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

  4.2 Capital Structure. The authorized capital stock of the Purchaser consists of 200,000,000 shares of Purchaser Stock and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Purchaser Preferred Stock"). At the close of business on December 31, 1996, (i) 68,290,984 shares of Purchaser Stock were issued and outstanding, (ii) no shares of Purchaser Preferred Stock were issued and outstanding, (iii) 8,813,520 shares of Purchaser Stock were reserved for issuance upon the exercise of stock options of the Purchaser, and
(iv) no shares of Purchaser Stock were held by the Purchaser in its treasury. All outstanding shares of capital stock of the Purchaser are validly issued, fully paid and nonassessable and not subject to preemptive rights. As of December 31, 1996, there were options ("Purchaser Stock Options") outstanding, in the aggregate, under the Purchaser's Amended and Restated 1995 Employee Stock Option Plan, Amended and Restated 1996 Employee Stock Option Plan, and 1995 Stock Option Plan for Non-Employee Directors (collectively, the "Purchaser Option Plans") to acquire 5,811,868 shares of Common Stock. Except for such Purchaser Stock Options, as of December 31, 1996, there were no options, warrants, rights, commitments, agreements, arrangements or undertakings of any kind to which the Purchaser or any of its Subsidiaries is a party or by which any of them is bound obligating the Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Purchaser or of any of its Subsidiaries. Since December 31, 1996, no shares of Purchaser's capital stock have been issued other than pursuant to the exercise of Purchaser Stock Options already in existence on such date, and the Purchaser has not granted any stock options on any capital stock or other voting securities of the Purchaser, except as may be consistent with past practice or as otherwise may be contemplated by this Agreement, in each case in a manner as would not preclude the Merger from being accounted for as a "pooling of interests." All of the shares of capital stock of NEWCO are owned by the Purchaser.

  4.3 Authority; Non-Contravention. The Board of Directors of the Purchaser has unanimously approved this Agreement and determined that the Merger is fair and in the best interests of the Purchaser and its stockholders and the Purchaser has all requisite corporate power and authority to enter into this Agreement to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms; (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally; and (ii) subject to general principles of equity. Except as set forth in the letter from the Purchaser to the Company dated the date hereof, which letter relates to this Agreement and is designated as the Purchaser Disclosure Letter (the "Purchaser Disclosure Letter"), the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, contractually require any offer to purchase or any prepayment of any debt, contractually require the payment of (or result in the vesting of) any severance, golden parachute, change of control or similar type of payment, or give rise to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Purchaser or any of its Subsidiaries under, any provision of (i) the Certificate of Incorporation or Bylaws of the Purchaser or the comparable charter or organization documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Purchaser or any of its Subsidiaries or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults, rights, offers, prepayments, payments, losses, liens, security interests, charges or encumbrances that would not have a Material Adverse Effect on the Purchaser. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Purchaser or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser or NEWCO of the transactions contemplated hereby, except for (i) in connection or in compliance with the provisions of the Securities Act and Exchange Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and the Virginia Commission, and appropriate documents with the relevant authorities of other states in which the Purchaser or NEWCO is qualified to do business, (iii) such filings and approvals as may be required under the HSR Act, (iv) such filings and approvals as may be required by any applicable state securities or "blue sky" laws or state takeover laws, and (v) such other consents, orders, authorizations, registrations, approvals, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser or NEWCO.

  4.4 SEC Documents. (a) Since December 13, 1995, the Purchaser has filed all documents with the SEC required to be filed under the Securities Act or the Exchange Act (such documents filed with the SEC on or before January 15, 1997 referred to herein as the "Purchaser SEC Documents"). As of their respective dates, (i) the Purchaser SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Purchaser included in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of the Purchaser and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

  (b) Except as set forth in the Purchaser SEC Documents or the Purchaser Disclosure Letter, neither the Purchaser nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 1996 which would not have a Material Adverse Effect on the Purchaser.

  (c) The Purchaser has heretofore made available to Company a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously have been filed with the SEC pursuant to the Exchange Act.

  4.5 Absence of Certain Events. Since December 31, 1995, the Purchaser and its Subsidiaries have operated their respective lodging facilities only in the ordinary course consistent with past practice and, except as contemplated by this Agreement or disclosed in the Purchaser SEC Documents or the Purchaser Disclosure Letter, there has not occurred (i) any Material Adverse Change in the Purchaser; (ii) any change by the Purchaser or any of its Subsidiaries in its accounting methods, principles or practices; (iii) any amendments or changes in the Certificate of Incorporation or Bylaws of the Purchaser; (iv) any revaluation by the Purchaser or any of its Subsidiaries of any of their respective assets, including, without limitation, write-offs of accounts receivable or write-offs or write-downs of inventory, other than in the ordinary course of the Purchaser's and its Subsidiaries' businesses consistent with past practices; (v) any damage, destruction or loss with respect to the property or assets of the Purchaser or its Subsidiaries which resulted in, or is reasonably likely to result in, a Material Adverse Effect on the Purchaser; or (vi) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Purchaser, or any repurchase, redemption or other acquisition by the Purchaser or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Purchaser. Notwithstanding the foregoing, the representations contained in this Section 4.5 shall not apply to any change or development, or combination of changes or developments, to the extent such changes and developments are the result of stock market fluctuations.

  4.6 Purchaser Material Contracts. Except for (a) agreements, commitments, arrangements, leases or other instruments disclosed in the Purchaser Disclosure Letter, (b) agreements, commitments, arrangements, leases or other instruments disclosed in the Purchaser's Annual Report on Form 10-K for the year ended December 31, 1995, or in any Purchaser SEC Documents filed thereafter, and (c) other agreements, commitments, arrangements, leases or other instruments entered into in the ordinary course of business (collectively the "Purchaser Material Contracts"), neither the Purchaser nor any of its Subsidiaries is a party to any material agreements, commitments, arrangements, leases or other instruments. Assuming due authorization and execution by the other parties thereto, to the knowledge of the Purchaser, each of the Purchaser Material Contracts is valid, binding, and in full force and effect in all material respects and enforceable by the Purchaser or such Subsidiary, as the case may be, in accordance with its respective terms. The Purchaser or such Subsidiary, as the case may be, has materially performed its obligations under such Purchaser Material Contracts in accordance with the terms thereof and, to the knowledge of the Purchaser, the other parties to such Purchaser Material Contracts are not in default under any Purchaser Material Contract as to which it is reasonably foreseeable that an adverse determination would result in a Material Adverse Effect on the Purchaser. Except as set forth in the Purchaser Disclosure Letter, neither the Purchaser nor any of its Subsidiaries has received notice from any person alleging that the Purchaser or any of its Subsidiaries is in default under any Purchaser Material Contract as to which it is reasonably foreseeable that an adverse determination would result in a Material Adverse Effect on the Purchaser.

  4.7 Employee Plans. (a) To the knowledge of the Purchaser, except as set forth in the Purchaser Disclosure Letter, the Purchaser and each of its Subsidiaries has complied with and performed all contractual obligations and all obligations under applicable federal, state and local laws, rules and regulations required to be performed by it under or with respect to any of the Purchaser Benefit Plans (as defined below) or any related trust agreement or insurance contract, other than where the failure to so comply or perform does not have, nor is reasonably likely to have, a Material Adverse Effect on the Purchaser. Except as set forth in the Purchaser Disclosure Letter, all contributions and other payments required to be made by the Purchaser and its Subsidiaries to any Purchaser Benefit Plan prior to the date hereof have been made, other than where the failure to so contribute or make payments will not have a Material Adverse Effect on the Purchaser, and all accruals required to be made under any Purchaser Benefit Plan have been made. Except as set forth in the Purchaser Disclosure Letter, there is no claim, dispute, grievance, charge, complaint, restraining or injunctive order, litigation or proceeding pending, or, to the best knowledge of the Purchaser and its Subsidiaries, threatened or anticipated (other than routine claims for benefits) against or relating to any Purchaser Benefit Plan or against the assets of any Purchaser Benefit Plan, which is reasonably likely to have a Material Adverse Effect on the Purchaser. To the knowledge of the Purchaser, neither the Purchaser nor any of its Subsidiaries has communicated generally to employees or specifically to any employee regarding any future increase of benefit levels (or future creations of new benefits) with respect to any Purchaser Benefit Plan beyond those reflected in the Purchaser Benefit Plans, which benefit increases or creations, either individually or in the aggregate, will have or are reasonably likely to have, a Material Adverse Effect on the Purchaser. Except as set forth in the Purchaser Disclosure Letter, neither the Purchaser nor any of its Subsidiaries presently sponsors, maintains, contributes to, nor is the Purchaser or its Subsidiaries required to contribute to, nor has the Purchaser or any of its Subsidiaries ever sponsored, maintained, contributed to, or been required to contribute to, any employee pension benefit plan within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  (b) With respect to each Purchaser Benefit Plan subject to Title IV of ERISA, (i) no termination of any Purchaser Benefit Plan has occurred pursuant to which all liabilities have not been satisfied in full, and no event has occurred and no condition exists that could reasonably be expected to result in the Purchaser or Subsidiary incurring a liability under Title IV of ERISA;
(ii) each such Purchaser Benefit Plan which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code, has been maintained in compliance with the minimum funding standards of ERISA and the Code and no such Purchaser Benefit Plan has incurred any "accumulated funding deficiency," as defined in Section 412 of the Code and Section 302 of ERISA, whether or not waived; (iii) neither the Purchaser nor any Subsidiary has sought or received a waiver of its funding requirements with respect to any Purchaser Benefit Plan; (iv) no reportable event, within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred with respect to any Purchaser Benefit Plan; and (v) no Purchaser Benefit Plan would have an amount of Unfunded Benefit Liabilities (as defined in Section 4001(a)(18) of ERISA) if such plan were terminated as of the Effective Time.

  (c) Except as set forth in the Purchaser Disclosure Letter, neither the Purchaser nor any of its Subsidiaries has incurred, nor has any event occurred which has imposed or is reasonably likely to impose upon the Purchaser or any of its Subsidiaries, any withdrawal liability (complete or partial within the meanings of Sections 4203 or 4205 of ERISA, respectively) in respect of any Multiemployer Plan, which withdrawal liability has not been satisfied or discharged in full or which, either individually or in the aggregate, will cause, or is reasonably likely to cause, a Material Adverse Effect on the Purchaser.

  (d) Except as set forth in the Purchaser Disclosure Letter, neither the Purchaser nor any of its Subsidiaries maintains or contributes to (or has maintained or contributed to) any Purchaser Benefit Plan which provides, or has a liability to provide, life insurance, medical, severance, or other employee welfare benefits to any employee upon such employee's retirement or termination of employment, except as may be required by Section 4980B of the Code.

  (e) (i) "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workers' compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA and (ii) "Purchaser Benefit Plan" means any Plan, other than a Multiemployer Plan, established by the Purchaser or any of its Subsidiaries or to which the Purchaser or any of its Subsidiaries contributes or has contributed (including any such Plans not now maintained by the Purchaser or any of its Subsidiaries or to which the Purchaser or any of its Subsidiaries does not now contribute, but with respect to which the Purchaser or any of its Subsidiaries has or may have any liability). Copies of all written Purchaser Plans (and, if applicable, related trust agreements and ERISA summary plan descriptions) and all amendments thereto, and the most recent Forms 5500 required to be filed with respect thereto have been made available to the Purchaser. The Purchaser Disclosure Letter sets forth each Purchaser Plan with respect to which benefits will be accelerated, vested, increased or paid as a result of the transactions contemplated by this Agreement.

  4.8 Taxes. Except as set forth in the Purchaser Disclosure Letter, (i) the Purchaser and each of its Subsidiaries has filed all material Tax Returns required to have been filed on or before the date hereof, which returns are true and complete in all material respects and all Taxes shown due thereon have been paid; (ii) no issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; and (iii) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full or are being contested in good faith by the Purchaser or such Subsidiary.

  4.9 Compliance with Laws. To the knowledge of the Purchaser, except as set forth in the Purchaser Disclosure Letter, each of the Purchaser and its Subsidiaries is in compliance with all laws, regulations and orders applicable to it, its assets, properties and business, except where such noncompliance would not have a Material Adverse Effect on the Purchaser. Neither the Purchaser nor any of its Subsidiaries has received notification of any asserted past or present failure to comply with any laws which has not been remedied, and to the best of their knowledge, no proceeding with respect to any such violation is contemplated. Neither the Purchaser nor any of its Subsidiaries, nor, to the best knowledge of the Purchaser and each of its Subsidiaries, any employee of the Purchaser or any of its Subsidiaries, has made any payment of funds in connection with the business of the Purchaser or any of its Subsidiaries prohibited by law, and no funds have been set aside to be used in connection with the business of the Purchaser or any of its Subsidiaries for any payment prohibited by law.

  4.10 Litigation. Except as set forth in the Purchaser SEC Documents or the Purchaser Disclosure Letter, there are no actions, suits, proceedings, investigations or reviews pending against the Purchaser or its Subsidiaries or, to the knowledge of the Purchaser, threatened against the Purchaser or its Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other Governmental Entity or any arbitrator or arbitration tribunal, that are reasonably likely to have a Material Adverse Effect on the Purchaser.

  4.11 Employment Relations and Agreements. Except as would not result in a Material Adverse Change with respect to the Purchaser, (i) each of the Purchaser and its Subsidiaries is in compliance in all material respects with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours;
(ii) as of the date of this Agreement, there is no labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the Purchaser or its Subsidiaries, threatened against or involving the Purchaser or any of its Subsidiaries; (iii) no collective bargaining agreement is being negotiated as of the date of this Agreement by the Purchaser or any of its Subsidiaries; and (iv) the Purchaser and its Subsidiaries taken as a whole have not experienced any material labor difficulty during the last three years.

  4.12 Environmental Laws and Regulations. (a) The Purchaser and its Subsidiaries are in compliance with all applicable Environmental Laws, except as otherwise disclosed in the Purchaser SEC Documents or the Purchaser Disclosure Letter and except for non-compliance which would not have a Material Adverse Effect on the Purchaser.

  (b) During the period of ownership or operation by the Purchaser and its Subsidiaries of any of their respective current or previously owned or leased properties, there have been no Releases of Hazardous Material in, on, under or affecting such properties or any surrounding site, and none of the Purchaser or its Subsidiaries has disposed of any Hazardous Material or any other substance in a manner that has led, or could reasonably be anticipated to lead, to a Release, except as otherwise disclosed in the Purchaser SEC Documents or the Purchaser Disclosure Letter and except in each case for those Releases and disposals which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on the Purchaser. Except as disclosed in the Purchaser SEC Documents or the Purchaser Disclosure Letter, neither the Purchaser nor its Subsidiaries has received any notice that it is a "potentially responsible person" under any Environmental Laws.

  4.13 Trademarks, Copyrights. Except as set forth in the Purchaser Disclosure Letter, the Purchaser or its Subsidiaries own or possess adequate licenses or other valid rights to use all material trademarks, trademark rights, trade names, trade name rights, copyrights, know-how and other proprietary information used or held for use in connection with the business of the Purchaser or any of its Subsidiaries as currently being conducted and, to the knowledge of the Purchaser, there are no assertions or claims challenging the validity of any of the foregoing, except where the failure to own or possess, or where such assertions or claims, would not have a Material Adverse Effect on the Purchaser.

  4.14 Brokers. No broker, investment banker or other person, other than Donaldson, Lufkin & Jenrette, Inc. ("DLJ") the fees and expenses of which will be paid by the Purchaser, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

  4.15 Takeover Statute. The Purchaser has not been an "interested stockholder" (as such term is defined by Section 13.1-725 of the VSCA) with respect to the Company at any time prior to the approval by the Board of Directors of the Company of the Merger Agreement and the entering into of the Stockholder Agreement.

                                   ARTICLE 5

                                   COVENANTS

  5.1 Alternative Proposals. Prior to the Effective Time, the Company agrees
(a) that neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries, knowingly permit their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, initiate, solicit or encourage, directly or indirectly, the submission of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, consolidation, reorganization, exchange, plan of liquidation or similar transaction involving the Company or its Subsidiaries, or any purchase of any equity securities of the Company or all or any significant portion of the assets of the Company or its Subsidiaries other than the transactions contemplated hereby (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to an Alternative Proposal or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal;
(b) that it will promptly cease and cause to be terminated any existing activities, discussions or negotiations with any person or entity conducted heretofore with respect to any of the foregoing; and (c) that it will notify the Purchaser promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company; provided, however, that nothing contained in this Section 5.1 shall prohibit the Board of Directors of the Company and its authorized representatives from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited Alternative Proposal, if, and only to the extent that, (A) the Board of Directors of the Company, based upon the advice of outside counsel, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to the Purchaser to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (C) the Company keeps the Purchaser reasonably informed of the status and all material information with respect to any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal. Nothing in this Section 5.1 shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article 7 hereof), (y) permit the Company to enter into any agreement with respect to an Alternative Proposal for as long as this Agreement remains in effect (it being agreed that for as long as this Agreement remains in effect, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of the Company under this Agreement.

  5.2 Interim Operations. (a) Prior to the Effective Time, except as contemplated by this Agreement, unless the Purchaser has consented in writing thereto, the Company:

    (i) Shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

    (ii) Shall use its reasonable efforts, and shall cause each of its Subsidiaries to use their reasonable efforts, to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

    (iii) Shall not amend its Articles of Incorporation or Bylaws or comparable governing instruments;

    (iv) Shall promptly notify the Purchaser of any material breach of any representation or warranty contained herein or any Material Adverse Effect with respect to the Company;

    (v) Shall promptly deliver to the Purchaser true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

    (vi) (A) Shall not, except pursuant to (i) the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement, and (ii) the Company Rights Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof and (B) shall not, and shall not permit any of its Subsidiaries to,
  (x) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock (except as contemplated by the Company Rights Agreement and as identified in the Company Disclosure Letter) or grant, confer or award any bonuses or other forms of cash incentives, except as is consistent with past practice, to any officer, director or key employee, (y) increase any compensation under any employment agreement with any present or future officers, directors or employees, except for normal increases consistent with past practice, grant any severance or termination pay to, or enter into any employment or severance agreement with any officer or director or amend any such agreement in any material respect other than severance arrangements which are consistent with past practice with respect to employees terminated by the Company or such Subsidiary, or (z) except as may be required by law, adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect;

    (vii) Shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

    (viii) Shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) or acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, except for purchases and sales of inventory, real estate, construction services and equipment, in the ordinary course of business consistent with past practice and the Company's existing business plan as previously delivered to the Purchaser.

    (ix) Shall not, and shall not permit any of its Subsidiaries to, incur or guarantee any indebtedness for borrowed money or make any loans, advances or capital contributions to, or investments in, any other person, or issue or sell any debt securities, other than to the Company or any wholly owned Company Subsidiary and other than borrowings under existing lines of credit in the ordinary course of business; provided, however, that the Company may enter into the proposed new bank credit facility if, prior to entering into such facility, the Purchaser is afforded an opportunity to consult with the Company with regard to (but not approve) the terms of such facility;

    (x) Shall not, and shall not permit any of its Subsidiaries to, mortgage or otherwise encumber or subject to any lien any of its properties or assets, except in the ordinary course of business and except as may be incurred by the Company in connection with the entering into of the proposed new bank credit facility if, prior to entering into such facility, the Purchaser is afforded an opportunity to consult with the Company with regard to (but not approve) the terms of such facility;

    (xi) Shall not, and shall not permit any of its Subsidiaries to, make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of the Company or any of its Subsidiaries;

    (xii) Shall not, and shall not permit any of its Subsidiaries to, make any commitment or enter into any contract or agreement except (x) in the ordinary course of business consistent with past practice or (y) for capital expenditures to be made as identified in the Company's existing business plan previously delivered to the Purchaser;

    (xiii) Shall not, and shall not permit any of its Subsidiaries to, alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

    (xiv) Shall not, and shall not permit any of its Subsidiaries to, revalue any of its assets, including, without limitation, writing down the value of its inventory or writing off notes or accounts receivable, other than in the ordinary course of business, except as may be required in connection with unamortized fees relating to the Company's existing line of credit;

    (xv) Shall not, and shall not permit any of its Subsidiaries to, make any material tax election or settle or compromise any material income tax liability;

    (xvi) Shall not, and shall not permit any of its Subsidiaries to, settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

    (xvii) Shall not, and shall not permit any of its Subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice;

    (xviii) Shall not, and shall not permit any of its Subsidiaries to, except in connection with the exercise of its fiduciary duties by the Board of Directors of the Company as set forth in Section 5.1, waive, amend or allow to lapse (other than in accordance with its terms) any term or condition of any confidentiality or "standstill" agreement to which the Company or any of its Subsidiaries is a party;

    (xix) Shall not, and shall not permit any of its Subsidiaries to, take any action which would jeopardize the treatment of the Purchaser's acquisition of the Company as a pooling of interests for accounting purposes; and

    (xx) Shall not, and shall not permit any of its Subsidiaries to, agree or otherwise commit to take any of the foregoing actions or take, or agree to take, any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect as of the date when made.

    (b) Prior to the Effective Time, except as contemplated by this Agreement, unless the Company has consented in writing thereto, the
  Purchaser:

    (i) Shall promptly notify the Company of any breach of any representation or warranty contained herein or any Material Adverse Effect with respect to the Purchaser;

    (ii) Shall promptly deliver to the Company true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

    (iii) Shall not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests;

    (iv) Shall, and shall cause each of its Subsidiaries to, conduct the operations of its lodging facilities according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

    (v) Shall not amend its Certificate of Incorporation or Bylaws or comparable governing instruments in any way that would have an adverse impact on the transactions contemplated by this Agreement, or which would amend or modify the terms or provisions of the capital stock of the Purchaser other than any amendment to its Certificate of Incorporation to increase the number of authorized shares of capital stock;

    (vi) Shall not, and shall not permit any of its Subsidiaries to, settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

    (vii) Shall not, and shall not permit any of its Subsidiaries to, take any action which would jeopardize the treatment of the Purchaser's acquisition of the Company as a pooling of interests for accounting purposes; and

    (viii) Shall not, and shall not permit any of its Subsidiaries to, agree or otherwise commit to take any of the foregoing actions or take, or agree to take, any action which would make any of the representations or warranties of the Purchaser contained in this Agreement untrue or incorrect as of the date when made.

  5.3 Meetings of Stockholders. Each of the Company and the Purchaser will take all action necessary in accordance with applicable law and its Articles/Certificate of Incorporation and Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of this Agreement and the Merger. Each of the Board of Directors of the Company and the Purchaser shall recommend such approval and the Purchaser and the Company shall each use their respective reasonable efforts to solicit such approval, including, without limitation, timely mailing the Proxy Statement/Prospectus (as defined in Section 5.7); provided, however, that the Company's and the Purchaser's respective Board of Directors may withdraw or modify its recommendation to approve this Agreement and the Merger if necessary in light of the applicable fiduciary duties of the Company's and the Purchaser's respective directors, as determined by such directors in good faith after consultation with, and based upon the advice of, outside counsel.

  5.4 Filings, Other Action. Subject to the terms and conditions herein provided, the Company and the Purchaser shall: (a) promptly make their respective filings, if necessary, and thereafter make any other required submissions under the HSR Act; (b) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of the Purchaser and the Company shall take all such necessary action.

  5.5 Inspection of Records. Subject to the restrictions contained in Confidentiality Agreements (as defined below), from the date hereof to the Effective Time, each of the Company and the Purchaser shall (i) allow all designated officers, attorneys, accountants and other representatives of the other reasonable access at all reasonable times and upon reasonable notice to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company and the Purchaser and their respective Subsidiaries, as the case may be, (ii) furnish to the other, the other's counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Company or the Purchaser, as the case may be, to cooperate with the other in the other's investigation of the business of it and its Subsidiaries. All confidential information provided pursuant to this Section 5.5 will be subject to the Confidentiality Agreement dated as of December 30, 1996, and the Confidentiality Agreement dated as of

January 10, 1997 (the "Confidentiality Agreements"), in each case between the Company and the Purchaser. Notwithstanding the foregoing, no party shall have access to information or documents subject to the attorney/client privilege.

  5.6 Publicity. The initial press release relating to this Agreement shall be a joint press release, reasonably satisfactory to the Company and the Purchaser, and thereafter the Company and the Purchaser shall, subject to their respective legal obligations (including requirements of stock exchanges, automated quotation systems, and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange or automated quotation system with respect thereto.

  5.7 Registration Statement. The Purchaser and the Company shall cooperate and promptly prepare and the Purchaser shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Purchaser Stock issuable in the Merger, a portion of which Registration Statement shall also serve as the proxy statement with respect to the meetings of the stockholders of the Company and the Purchaser in connection with the Merger (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. The Purchaser shall use all reasonable efforts, and the Company will cooperate with the Purchaser, to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Merger. The Purchaser shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Form S-4 to the Company and advise the Company of any verbal comments with respect to the Form S-4 received from the SEC. The Purchaser shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. The Purchaser agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the meetings of stockholders of the Company and the Purchaser, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed and becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by the Purchaser in reliance upon and in conformity with written information concerning the Company furnished to the Purchaser by the Company specifically for use in the Proxy Statement/Prospectus. The Company agrees that the written information concerning the Company provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meetings of stockholders of the Company and the Purchaser, or, in the case of written information concerning the Company provided by the Company for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed and becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by the Purchaser or the Company without the approval of the other party. The Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Purchaser Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

  5.8 Listing Application. The Purchaser shall promptly prepare and submit to the Nasdaq National Market a listing application covering the shares of Purchaser Stock issuable in the Merger and pursuant to Company Options, and shall use reasonable efforts to obtain, prior to the Effective Time, approval for the quotation on Nasdaq of such Purchaser Stock, subject to official notice of issuance.

  5.9 Affiliate Letters. At least 45 days prior to the Closing Date, the Company shall deliver to the Purchaser a list of names and addresses of those persons who were, in the Company's reasonable judgment, as of the date of such list, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act and the Company shall promptly notify the Purchaser if, at any time prior to the Closing Date, the Company believes a change should be made to such list. The Company shall use all reasonable efforts to deliver or cause to be delivered to the Purchaser, at least 30 days prior to the Closing Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit 5.9. The Purchaser shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Purchaser Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Purchaser Stock, consistent with the terms of such Affiliate Letters.

  5.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein and except that (a) the filing fee in connection with the HSR Act filings, if any, (b) the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC, and (c) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus, shall be shared equally by the Company and the Purchaser.

  5.11 Takeover Statute. If any "fair price", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby or the transactions contemplated by the Stockholder Agreement(s), the Company and Purchaser and the members of the Board of Directors of the Company and Purchaser shall grant such approvals and take such reasonable actions as are within its authority and consistent with its fiduciary obligations as determined in good faith by such Board so that the transactions contemplated hereby and the transactions contemplated by the Stockholder Agreement(s) may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and thereby.

  5.12 Conduct of Business by NEWCO Pending the Merger. Prior to the Effective Time and subject to any applicable regulatory approvals, the Purchaser shall cause NEWCO to (i) perform its obligations under this Agreement in accordance with the terms hereof and take all other actions necessary or appropriate for the consummation of the transactions contemplated hereby, (ii) not incur directly or indirectly any liabilities or obligations except those incurred in connection with the consummation of this Agreement and the transactions contemplated hereby, (iii) not engage directly or indirectly in any business or activities of any type or kind whatsoever and not enter into any agreements or arrangements with any person or entity, or be subject to or be bound by any obligation or undertaking which is not contemplated by this Agreement and (iv) not create, grant or suffer to exist any lien upon their respective properties or assets which would attach to any properties or assets of the Purchaser or the Surviving Corporation after the Effective Time.

  5.13 Conveyance Taxes. The Company and the Purchaser shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

  5.14 Further Amendments to Rights Plan. Prior to the Effective Time, the Board of Directors of the Company shall not take any action that would amend, or have the effect of amending the Company Rights Agreement, so that (i) the Purchaser would become an "Acquiring Person" as a result of the consummation of the transactions contemplated by this Agreement, (ii) a "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Company Rights Agreement) would occur as a result of the consummation of the transactions contemplated by this Agreement, and (iii) all Rights (as defined in the Company Rights Agreement) issued and outstanding under the Company Rights Agreement would not expire immediately prior to the Effective Time.

  5.15 Indemnification of Officers and Directors. (a) Until such time as the applicable statute of limitations shall have expired, the Purchaser shall, and shall cause the Surviving Corporation to, provide with respect to each present or former director and officer of the Company and its Subsidiaries (both present and past) (the "Indemnified Parties"), the indemnification rights which such Indemnified Parties had, whether from the Company or such Subsidiary, immediately prior to the Merger, whether under the VSCA or the Articles of Incorporation or Bylaws of the Company or such Subsidiary or otherwise.

  (b) Immediately following the Effective Time, the Purchaser shall cause to be in effect the current policies of directors' and officers' liability insurance maintained by the Company or any Company Subsidiary (provided the Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred at or before the Effective Time, and the Purchaser shall maintain such coverage for a period of six years after the Effective Time.

  (c) This Section 5.15 shall survive the Closing and is intended to benefit the Company, the Surviving Corporation and each of the Indemnified Parties and his or her heirs and representatives (each of whom shall be entitled to enforce this Section 5.15 against the Purchaser or the Surviving Corporation, as the case may be) and shall be binding on all successors and assigns of the Purchaser and the Surviving Corporation.

  5.16 Tax Treatment. The Purchaser and the Company agree to treat the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(D) of the Code. During the period from the date of this Agreement through the Effective Time, unless the parties shall otherwise agree in writing, none of the Purchaser, the Company or any of their respective Subsidiaries shall knowingly take or fail to take any action which action or failure to act would jeopardize qualification of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(D) of the Code.

  5.17 Employee Benefits. (a) Accrued Obligations. From and after the Effective Time, the Purchaser shall cause the Surviving Corporation to honor all obligations and commitments under the Company Benefit Plans in accordance with their terms as in effect at the Effective Time, with only such amendments as are permitted by the terms thereof as in effect at the Effective Time.

  (b) Transition Period. For the period commencing with the Effective Time and ending on December 31, 1997, the Purchaser shall cause the Surviving Corporation to provide welfare plan benefits (as defined under Section 3(1) of ERISA) and retirement benefits to employees (and their beneficiaries) of the Surviving Corporation and its Subsidiaries that are no less favorable in the aggregate than the benefits provided by the Company and its Subsidiaries to their employees (the "Company Employees") (and their beneficiaries) in comparable positions immediately before the Effective Time. The Purchaser shall take, and shall cause the Surviving Corporation and its Subsidiaries and all other affiliates of the Purchaser to take, the following actions: (i) waive any limitations regarding pre-existing conditions under any welfare or other employee benefit plan maintained by any of them for the benefit of the Company Employees or in which Company Employees participate after the Effective Time, and (ii) for all purposes under all compensation and benefit plans and policies applicable to employees of any of them, treat all service by Company Employees with the Company or any affiliates of the Company before the Effective Time as service with the Purchaser and its affiliates, except to the extent such treatment would result in duplication of benefits.

  5.18 Stock Options. (a) At least ten days prior to the Effective Time, the Company shall deliver to each holder of a Company Option an Option Notice and Assumption Agreement in the form attached as Exhibit 5.18 (the "Option Assumption Agreement") setting forth the Purchaser's assumption of the Company Option and substitution of the Assumed Option in accordance with the terms of
Section 2.2(c). The Purchaser shall not be entitled to or required to substitute an Assumed Option for a Company Option in accordance with Section 2.2(c) until it has received from the holder of a Company Option a properly executed and completed Option Assumption Agreement with respect to the Company Option.

  (b) The Purchaser agrees to cause the shares of Purchaser Stock issuable upon exercise of the Assumed Options and all other options assumed by the Purchaser or issued by the Purchaser in replacement of the Company Options to be covered by a Form S-8 Registration Statement filed with the SEC within thirty days following the Effective Time. The Purchaser further agrees to cause the shares of Purchaser Stock issuable upon exercise of the Assumed Options (and, to the extent Assumed Options were not issued in substitution therefor, the Company Options) to be registered or exempt from the registration requirements of all applicable state securities laws, rules and regulations.

  5.19 Purchaser Board of Directors. At the Effective Time, the Purchaser agrees to cause the Purchaser Board of Directors to take all action necessary to appoint Norwood Cowgill, Jr. as a member of the Board of Directors of the Purchaser, to serve pursuant to the Certificate of Incorporation and Bylaws of the Purchaser and applicable law until his successor is elected and qualified or his earlier resignation, respectively.

  5.20 Employment Contract. The Company agrees to use its best efforts to cause the existing employment agreement between the Company and Norwood Cowgill, Jr. (the "Cowgill Employment Agreement") to be terminated at or prior to the Effective Time with no "change of control" or other nonrecurring payments being made thereunder.

                                   ARTICLE 6

                                  CONDITIONS

  6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) This Agreement and the transactions contemplated hereby shall have been approved, in the manner required by applicable law or by the applicable regulations of any stock exchange, automated quotation system, or other regulatory body, as the case may be, and in accordance with the parties' respective Articles/Certificate of Incorporation and Bylaws, by the holders of the issued and outstanding shares of capital stock of each of the Company and the Purchaser.

    (b) The waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

    (c) No governmental authority or other regulatory body (including any court of competent jurisdiction) shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal, materially restricting or in any way preventing or prohibiting the Merger or transactions contemplated by this Agreement; provided, however, that the parties shall use their reasonable efforts to cause any such law, rule, regulation, executive order, decree, injunction or other order to be vacated or lifted.

    (d) The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of the Purchaser or the Company, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the Purchaser Stock to be issued to the Company stockholders in connection with the Merger shall have been received. At the effective date of the Form S-4, the Form S-4 shall not contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, and, at the mailing date of the Proxy Statement/Prospectus and the date of the stockholders' meetings, the Proxy Statement/Prospectus shall not contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein not misleading.

    (e) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a Material Adverse Effect on the Purchaser or the Company following the Effective Time.

    (f) The Purchaser Stock to be issued to the Company stockholders in connection with the Merger and the Company Options shall have been approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

    (g) The Purchaser and the Company shall each have received a written opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and
  (a)(2)(D) of the Code.

    (h) The Purchaser and the Company shall have been advised in writing, as of the Effective Time, by Coopers & Lybrand L.L.P. that, in accordance with generally accepted accounting principles, the Merger qualifies to be treated as a "pooling of interests" for accounting purposes.

    (i) All authorizations, consents, waivers and approvals from parties to contracts or other agreements to which either of the Company or the Purchaser is a party, or by which either is bound, as may be required to be obtained by them in connection with the performance with this Agreement, the failure to obtain which would have a Material Adverse Effect on the Company or the Purchaser, shall have been obtained.

  6.2 Conditions to Obligation of Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) The Purchaser and NEWCO shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date, the representations and warranties of the Purchaser contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the Closing Date, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Company shall have received a certificate of the President or a Vice President of the Purchaser, dated the Closing Date, certifying to such effect.

    (b) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business or operations of the Purchaser and its Subsidiaries, taken as a whole, that would have or would be reasonably likely to have a Material Adverse Effect on the Purchaser.

    (c) The Company shall have received a favorable opinion from Bell, Boyd & Lloyd, dated the Closing Date, substantially to the effect set forth in
  Exhibit 6.2(c).

    (d) The Voting Agreement shall have remained in full force and effect through the Effective Time.

    (e) The Purchaser shall have delivered an executed registration rights agreement, substantially in the form attached hereto as Exhibit 6.2(e) (the "Registration Rights Agreement"), with each person (other than the Purchaser) who is a party to a Stockholder Agreement.

  6.3 Conditions to Obligation of the Purchaser to Effect the Merger. The obligation of the Purchaser to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the Closing Date, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Purchaser shall have received a certificate of the President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

    (b) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business or operations of the Company and its Subsidiaries, taken as a whole, that would have or would be reasonably likely to have a Material Adverse Effect on the Company.

    (c) The Stockholder Agreement shall have remained in full force and effect through the Effective Time.

    (d) After the Effective Time, no person shall have any Right (as defined in the Company Rights Agreement) under the Company Rights Agreement to acquire any equity securities of the Company.

    (e) Stockholders of the Company who have exercised dissenter's rights with respect to the Merger under Article 15 of the VSCA and other applicable provisions of the VSCA or other statute shall hold no more than 9.9% of the outstanding shares of the Company Common Stock, or a lesser amount to the extent such percentage would negate accounting for the Merger as a pooling of interests.

    (f) The Purchaser and NEWCO shall have received a favorable opinion from King & Spalding, dated the Closing Date, substantially to the effect set forth in Exhibit 6.3(f).

    (g) The Cowgill Employment Agreement shall have been terminated and no "change of control" or other nonrecurring payments shall have been made thereunder.

                                   ARTICLE 7

                                  TERMINATION

  7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of the Company, by the mutual written consent of the Purchaser and the Company.

  7.2 Termination by Either the Purchaser or Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either the Purchaser or the Company if (a) the Merger shall not have been consummated by August 31, 1997, (or such later date as shall have been approved by the Purchaser and the Company), (b) the approval of the Company's stockholders and the Purchaser's stockholders required by Section 6.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by August 31, 1997 (or such later date as shall have been approved by the Purchaser and the Company).

  7.3 Termination by Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the stockholders of the Company or the Purchaser referred to in Section 6.1(a), by action of the Board of Directors of the Company, if: (a) there is an Alternative Proposal which, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, based upon the advice of outside counsel, the Board of Directors of the Company determines that such termination is required by reason of such Alternative Proposal being made; provided that the Company shall notify the Purchaser promptly of its intention to terminate this Agreement or enter into a definitive agreement with respect to any Alternative Proposal (which notice shall describe the material terms of such definitive agreement); or (b) events occur which render impossible the satisfaction of one or more of the conditions set forth in Sections 6.1 and 6.2 and such conditions are not waived by the Company, unless the failure of such occurrence shall be due to the failure of the Company to perform or observe the covenants, agreements and conditions hereof to be performed by it at or before the Effective Time.

  7.4 Termination by the Purchaser. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of the Company or the Purchaser referred to in Section 6.1(a), by action of the Board of Directors of the Purchaser, if: (a) the Board of Directors of the Company shall have withdrawn or modified in a manner materially adverse to the Purchaser its approval or recommendation of this Agreement or the Merger or shall have recommended an Alternative Proposal to the Company's stockholders or shall have adopted resolutions to accept or implement an Alternative Proposal; or (b) events occur which render impossible the satisfaction of one or more of the conditions set forth in Sections 6.1 and 6.3 and such conditions are not waived by the Purchaser, unless the failure of such occurrence shall be due to the failure of the Purchaser or NEWCO to perform or observe the covenants, agreements and conditions hereof to be performed or observed by them at or before the Effective Time.

  7.5 Effect of Termination and Abandonment. (a) In the event that this Agreement is terminated pursuant to Section 7.3(a) or Section 7.4(a), (such event being called a "Topping Event"), then the Company shall pay the Purchaser a fee of $7,500,000, which amount shall be payable by wire transfer of same day funds within two business days after such amount becomes due. The Company acknowledges that the agreements contained in this Section 7.5(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.5(a), and, in order to obtain such payment, the Purchaser commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.5(a), the Company shall pay to the Purchaser its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest on the amount of the fee at a rate equal to the prime rate of NationsBank, N.A.

  (b) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 7.5, the last sentence of Section 5.5, and Section 5.11 and except for the provisions of Article 8. Nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any willful breach of this Agreement, including without limitation, reasonable attorneys' fees and the right to pursue any remedy at law or in equity.

  7.6 Extension, Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 8

                              GENERAL PROVISIONS

  8.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to the extent expressly provided herein to be conditions to the Merger and shall not survive the Merger, and thereafter neither the Purchaser, NEWCO or the Company nor any affiliate, officer, director, employee or stockholder thereof shall have any liability with respect thereto; provided, however, that the agreements contained in Articles 1 and 2, Sections 5.4, 5.15, 5.16, 5.17, 5.18, this
Article 8 and any other covenant or agreement which contemplates performance after the Effective Time shall survive the Merger.

  8.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

  If to the Purchaser:                    If to the Company:


  Extended Stay America, Inc.              Studio Plus Hotels, Inc.
  450 Las Olas Boulevard                   1999 Richmond Road, Suite 4
  Ft. Lauderdale, Florida 33301            Lexington, Kentucky 40502


  Attention: Robert A. Brannon,           Attention: William A. Anderson,
           Secretary                             Secretary


  With copies to:                         With copies to:


   Bell, Boyd & Lloyd                      King & Spalding
   70 West Madison Street                  191 Peachtree Street
   Suite 3300                              Atlanta, Georgia 30303-1763
   Chicago, Illinois 60602                 Attention: Alan J. Prince
   Attention: D. Mark McMillan             Fax: 404/572-5100
   Fax: 312/372-2098

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

  8.3 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  8.4 Entire Agreement. This Agreement, the Exhibits, the Company Disclosure Letter, the Purchaser Disclosure Letter, the Confidentiality Agreements and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

  8.5 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company and the Purchaser, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

  8.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

  8.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

  8.9 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

  8.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

  8.11 Incorporation of Exhibits. The Company Disclosure Letter, the Purchaser Disclosure Letter and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

  8.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  8.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

                         [**SIGNATURE PAGE FOLLOWS**]

  In Witness Whereof, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                          Extended Stay America, Inc.

                                                /s/ George D. Johnson, Jr.
                                          By:__________________________________
                                                   George D. Johnson, Jr.
                                               President and Chief Executive
                                                          Officer

                                          ESA Merger Sub, Inc.

                                                /s/ George D. Johnson, Jr.
                                          By:__________________________________
                                                   George D. Johnson, Jr.
                                                         President

                                          Studio Plus Hotels, Inc.

                                                 /s/ Norwood Cowgill, Jr.
                                          By:__________________________________
                                                    Norwood Cowgill, Jr.
                                                  Chief Executive Officer

                                                                     APPENDIX B

                         [LETTERHEAD OF SMITH BARNEY]

January 16, 1997

The Board of Directors
Studio Plus Hotels, Inc.
1999 Richmond Road
Lexington, Kentucky 40502

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Studio Plus Hotels, Inc. ("Studio Plus") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 16, 1997 (the "Merger Agreement"), by and among Extended Stay America, Inc. ("Extended Stay"), ESA Merger Sub, Inc., a wholly owned subsidiary of Extended Stay ("Newco"), and Studio Plus. As more fully described in the Merger Agreement, (i) Newco will be merged with and into Studio Plus (the "Merger") and (ii) each outstanding share of the common stock, par value $0.01 per share, of Studio Plus (the "Studio Plus Common Stock") will be converted into the right to receive 1.2272 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of Extended Stay (the "Extended Stay Common Stock").

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Studio Plus and certain senior officers and other representatives and advisors of Extended Stay concerning the businesses, operations and prospects of Studio Plus and Extended Stay. We examined certain publicly available business and financial information relating to Studio Plus and Extended Stay as well as certain financial forecasts and other information and data for Studio Plus and Extended Stay which were provided to or otherwise discussed with us by the respective managements of Studio Plus and Extended Stay, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Studio Plus Common Stock and Extended Stay Common Stock; the historical and projected earnings and other operating data (including current and anticipated operating results from existing and planned properties) of Studio Plus and Extended Stay; and the capitalization and financial condition of Studio Plus and Extended Stay. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Studio Plus and Extended Stay. We also evaluated the potential pro forma financial impact of the Merger on Extended Stay. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of Studio Plus and Extended Stay that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Studio Plus and Extended Stay as to the future financial performance of Studio Plus and Extended Stay and the strategic implications and operational benefits anticipated to result from the Merger. We have assumed, with your consent, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion as to what the value of the

Extended Stay Common Stock actually will be when issued to Studio Plus stockholders pursuant to the Merger or the price at which the Extended Stay Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Studio Plus or Extended Stay nor have we made any physical inspection of the properties or assets of Studio Plus or Extended Stay. In connection with our engagement, we were requested to approach on a limited basis, and held discussions with, certain third parties to solicit indications of interest in a possible acquisition of Studio Plus. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to Studio Plus in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Studio Plus and Extended Stay for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to Studio Plus and Extended Stay unrelated to the proposed Merger, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Studio Plus and Extended Stay.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Studio Plus in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based on and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Studio Plus Common Stock.

Very truly yours,

Smith Barney Inc.

                                                                     APPENDIX C

                 [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE]

                                                               January 16, 1997

Board of Directors
Extended Stay America, Inc.
450 East Las Olas Boulevard
Suite 1100
Ft. Lauderdale, Florida 33301

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to Extended Stay America, Inc., a Delaware corporation (the "Company"), of the consideration to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger (the "Agreement"), by and among the Company, ESA Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Newco"), and Studio Plus Hotels, Inc., a Virginia corporation ("Studio Plus"), pursuant to which Studio Plus will be merged (the "Merger") with and into Newco.

  Pursuant to the Agreement, each share of common stock, $.01 par value per share, of Studio Plus ("Studio Plus Common Stock") will be converted into the right to receive 1.2272 shares (the "Exchange Ratio") of common stock, $.01 par value per share, of the Company ("Company Common Stock").

  In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Studio Plus including information provided during discussions with their respective managements. Included in the information provided by the respective managements were certain financial projections of Studio Plus prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company and Studio Plus with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Studio Plus Common Stock and Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Studio Plus or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of the Company and Studio Plus as to the future operating and financial performance of the Company and Studio Plus. We have not assumed any responsibility for making any independent evaluation of Studio Plus's assets or liabilities or for making any independent verification of any of the information reviewed by us.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which the Company Common Stock will trade in the future. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking services for the Company and its affiliates in the past and has been compensated for such services. DLJ and its affiliates own in the aggregate 1,883,914 shares of the Company Common Stock.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          Donaldson, Lufkin &
                                           JenretteSecurities Corporation

                                          By: _________________________________
                                                 J. Patrick O'Shaughnessy
                                                      Vice President

                                                                     APPENDIX D

                                  ARTICLE 15

                              DISSENTERS' RIGHTS

  13.1-729 DEFINITION.--In this article:

    "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

    "Dissenter" means a shareholder who is entitled to dissent from corporate action under (S)13.1-730 and who exercises that right when and in the manner required by (S)(S)13.1-732 through 13.1-739.

    "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

    "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

    "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

    "Shareholder" means the record shareholder or the beneficial shareholder. (Last amended by Ch. 575, L. '92, eff. 7-1-92.)

  13.1-730 RIGHT TO DISSENT.--A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

    1. Consummation of a plan of merger to which the corporation is a party
  (i) if shareholder approval is required for the merger by (S)13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under (S)13.1-719;

    2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

    4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

  C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

    1. The articles of incorporation of the corporation issuing such shares provide otherwise;

    2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

      a. Cash;

      b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

      c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

    3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in (S)13.1-725.

  D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

    1. The proposed corporate action is abandoned or rescinded;

    2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

    3. His demand for payment is withdrawn with the written consent of the corporation. (Last amended by Ch. 246, L. '96, eff. 7-1-96.)

  13.1-731 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

  B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

    1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

  13.1-732 NOTICE OF DISSENTERS' RIGHTS.--A. If proposed corporate action creating dissenters' rights under (S)13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

  B. If corporate action creating dissenters' rights under (S)13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in (S)13.1-734.

  13.1-733 NOTICE OF INTENT TO DEMAND PAYMENT.--A. If proposed corporate action creating dissenters' rights under (S)13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights
(i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

  B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

  13.1-734 DISSENTERS' NOTICE.--A. If proposed corporate action creating dissenters' rights under (S)13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of (S)13.1-733.

  B. The dissenters' notice shall:

    1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

    2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

    4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

    5. Be accompanied by a copy of this article.

  13.1-735 DUTY TO DEMAND PAYMENT.--A. A shareholder sent a dissenters' notice described in (S)13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of
(S)13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

  B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are cancelled or modified by the taking of the proposed corporate action.

  C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

  13.1-736 SHARE RESTRICTIONS.--A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

  B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are cancelled or modified by the taking of the proposed corporate action.

  13.1-737 PAYMENT.--A. Except as provided in (S)13.1-738, within thirty days after receipt of a payment demand made pursuant to (S)13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or country where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

  B. The payment shall be accompanied by:

    1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

    3. A statement of the dissenters' rights to demand payment under (S)13.1-739; and

    4. A copy of this article.

  13.1-738 AFTER-ACQUIRED SHARES.--A. A corporation may elect to withhold payment required by (S)13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

  B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under (S)13.1-739.

  13.1-739 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.--A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under (S)13.1-737), or reject the corporation's offer under (S)13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under (S)13.1-737 or offered under (S)13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

  B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

  13.1-740 COURT ACTION.--A. If a demand for payment under (S)13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

  E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under (S)13.1-738.

  13.1-741 COURT COSTS AND COUNSEL FEES.--A. The court in an appraisal proceeding commenced under (S)13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under
(S)13.1-739.

  B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

    1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of (S)(S)13.1-732 through 13.1-739; or

    2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

  C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

  D. In a proceeding commenced under subsection A. of (S)13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                                                                     APPENDIX E

                        CERTIFICATE OF AMENDMENT TO THE
                   RESTATED CERTIFICATE OF INCORPORATION OF
                          EXTENDED STAY AMERICA, INC.

                        PURSUANT TO SECTION 242 OF THE
                        GENERAL CORPORATION LAW OF THE
                               STATE OF DELAWARE

  Extended Stay America, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify as follows:

    1. The Restated Certificate of Incorporation of the Company is hereby amended by changing Article FOURTH thereof so that, as amended, the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Company shall read in its entirety as follows:

      "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 510,000,000 of which (i) 500,000,000 shares, par value $.01 per share, are to be of a class designated Common Stock ("Common Stock") and (ii) 10,000,000 shares, par value $.01 per share, are to be of a class designated Preferred Stock ("Preferred Stock")."

    2. That such amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Company having adopted resolutions setting forth such amendment and declaring its advisability, and the holders of a majority of the outstanding stock of the Company having approved and adopted resolutions providing for such amendment.

  In Witness Whereof, Extended Stay America, Inc. has caused this Certificate to be signed by its Senior Vice President and attested to by its Assistant
Secretary, on this        day of            , 1997.

                                          Extended Stay America, Inc.


                                          By: _________________________________
                                                     Robert A. Brannon
                                                   Senior Vice President

Attest:


-------------------------------------
          Gregory R. Moxley
         Assistant Secretary

                                                                     APPENDIX F

                          EXTENDED STAY AMERICA, INC.

                        1997 EMPLOYEE STOCK OPTION PLAN

  1. STATEMENT OF PURPOSE. The purpose of this Stock Option Plan (the "Plan") is to benefit Extended Stay America, Inc. (the "Company") and its subsidiaries by offering certain present and future key individuals a favorable opportunity to become holders of stock in the Company over a period of years, thereby giving them a stake in the growth and prosperity of the Company and encouraging the continuance of their services with the Company or its subsidiaries.

  2. ADMINISTRATION. The Plan shall be administered by the Compensation Committee (the "Committee") of the board of directors of the Company (the "Board of Directors"), whose interpretation of the terms and provisions of the Plan and whose determination of matters pertaining to options granted under the Plan shall be final and conclusive. The Committee shall be composed of two or more disinterested members of the Board of Directors of the Company.

  3. ELIGIBILITY. Options shall be granted only to key employees and consultants of the Company and its subsidiaries (including officers of the Company and its subsidiaries but excluding members of the Committee) selected initially and from time to time thereafter by the Committee on the basis of the special importance of their services in the management, development and operations of the Company or its subsidiaries (each such individual receiving options granted under the Plan and each other person entitled to exercise an option granted under the Plan is referred to herein as an "Optionee").

  4. GRANTING OF OPTIONS. (a) The Committee may grant options to employees, directors and consultants of the Company and its subsidiaries; provided, however, that members of the Committee shall not be eligible to receive grants of options under the Plan. Pursuant to the Plan, a maximum of 6,000,000 shares of the $.01 par value common stock of the Company (the "Common Stock") may be purchased from the Company, subject to adjustment as provided in Paragraph 10 hereof; provided, however, that the maximum number of shares subject to all options granted to an individual under the Plan shall in no event exceed 50% of the shares of Common Stock authorized for issuance under the Plan. Options granted under the Plan are intended not to be treated as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

  (b) No options shall be granted under the Plan subsequent to the tenth anniversary of the adoption of the Plan. In the event that an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned (including a grant in substitution for a canceled option). Shares subject to options may be made available from unissued or reacquired shares of Common Stock.

  (c) Nothing contained in the Plan or in any option granted pursuant thereto shall confer upon any Optionee any right to be continued in the employment of, or a consulting arrangement with, the Company or any subsidiary, or interfere in any way with the right of the Company or its subsidiaries to terminate his or her employment or consulting arrangement at any time.

  5. OPTION PRICE. The option price of any option granted under the Plan shall be determined by the Committee and shall not be less than the fair market value of the shares of Common Stock subject to the option on the date of the grant of such option. Unless the Committee otherwise determines, for purposes of this Paragraph 5, "fair market value" shall be the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market (or on the principal national stock exchange on which it is listed or quotation service on which it is listed) (as reported in The Wall Street Journal) on the date the option is granted (or, if the date of grant is not a trading date, on the first trading date immediately preceding the date of grant). In the event that the Common Stock is not listed or quoted on the Nasdaq National Market or any other national stock exchange, the fair market value of the shares of Common Stock for all purposes of this Plan shall be reasonably determined by the Committee.

  6. DURATION OF OPTIONS, INCREMENTS AND EXTENSIONS. (a) Subject to the provisions of Paragraph 8 hereof, each option shall be for such term of not more than ten years as shall be determined by the Committee at the date of the grant. Each option shall become exercisable with respect to one-fourth of the total number of shares subject to the option 12 months after the date of its grant and with respect to an additional one-fourth at the end of each 12-month period thereafter during the succeeding three years.

  (b) Notwithstanding any other provisions of the Plan to the contrary, the Committee may in its discretion (i) specifically provide as of the date of the grant for another time or times of exercise; (ii) accelerate the exercisability of any option, subject to such terms and conditions as the Committee deems necessary and appropriate to effectuate the purposes of the Plan, which may include, without limitation, a requirement that the Optionee grant to the Committee an option to repurchase all or a portion of the number of shares acquired upon exercise of the accelerated option for their fair market value, as determined by the Committee, as of the date of acceleration;
(iii) at any time prior to the expiration or termination of any options previously granted, extend the term of any option (including such options held by officers) for such additional period or periods as the Committee, in its discretion, may determine. In no event, however, shall the aggregate option period with respect to any option, including the original term of the option and any extensions thereof, exceed ten years. Subject to the foregoing, all or any part of the options as to which the right to exercise has accrued may be exercised at the time of such accrual or at any time or times thereafter during the option term.

  (c) In the event of a change in control of the Company, all outstanding options shall become immediately exercisable. For the purposes of the Plan, the term "change in control" shall mean (1) that any person is or becomes the beneficial owner, directly or indirectly, of at least 50% of the combined voting power of the Company's outstanding securities, except by reason of a repurchase by the Company of its own securities, or (2) that a change in the composition of the Board of Directors of the Company occurs as a result of which fewer than one-half of the incumbent directors are directors who either had been directors of the Company 24 months prior to such change or were elected or nominated for election to the Board of Directors with the approval of at least a majority of the directors who had been directors of the Company 24 months prior to such change and who were still in office at the time of the election or nomination.

  7. EXERCISE OF OPTION. (a) An option may be exercised by giving written notice to the Committee, specifying the number of shares to be purchased. The option price for the number of shares of Common Stock for which the option is exercised shall become immediately due and payable; provided, however, that in lieu of cash an Optionee may, with the approval of the Committee, exercise his or her option by (i) delivering a promissory note in accordance with the terms of the Plan and in a form specified by the Company; (ii) tendering to the Company shares of Common Stock owned by him or her and with the certificates therefor registered in his or her name, having a fair market value equal to the cash exercise price of the shares being purchased; or (iii) delivery of an irrevocable written notice instructing the Company to deliver the shares of Common Stock being purchased to a broker selected by the Company, subject to the broker's written guarantee to deliver the cash to the Company, in each case equal to the full consideration of the exercise price for the shares of Common Stock being purchased. For this purpose, the per share value of Common Stock shall be the fair market value on the date of exercise (or, if the date of exercise is not a trading date, on the first trading date immediately preceding the date of exercise), which shall, unless the Committee otherwise determines, be the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market (or on the principal national stock exchange on which it is listed or quotation service on which it is listed) (as reported in The Wall Street Journal) on such date.

  (b) In connection with the exercise of options granted under the Plan, the Company may make loans to such Optionees as the Committee, in its discretion, may determine. Such loans shall be subject to the following terms and conditions and such other terms and conditions as the Committee shall determine to be not inconsistent with the Plan. Such loans shall bear interest at such rates as the Committee shall determine from time to time, which rates may be below then current market rates or may be made without interest. In no event may any such loan exceed the fair market value, at the date of exercise, of the shares covered by the option, or portion thereof, exercised by the Optionee. No loan shall have an initial term exceeding two years, but any such loan may be renewable at the discretion of the Committee. When a loan shall have been made, shares of Common Stock having a fair market value at least equal to 150 percent of the principal amount of the loan shall be pledged by the Optionee to the Company as security for payment of the unpaid balance of the loan.

  (c) At the time of the exercise of any option, the Company may require, as a condition of the exercise of such option, the Optionee to pay the Company an amount equal to the amount of the tax the Company may be required to withhold to obtain a deduction for federal and state income tax purposes as a result of the exercise of such option by the Optionee or to comply with applicable law. An Optionee may, with the approval of the Committee, make an election to satisfy the tax withholding obligation by either (1) tendering to the Company shares of Common Stock owned by him or her and with the certificates therefor registered in his or her name, having a fair market value equal to the tax withholding obligation, (2) deduct from any cash payment pursuant to any broker-assisted option exercise (net to Optionee in cash or shares) an amount sufficient to satisfy any withholding tax requirements, or (3) instructing the Company to withhold from the shares of Common Stock otherwise issuable upon the exercise of the option that number of shares having a fair market value equal to the tax withholding obligation. The value of the shares to be delivered or withheld shall be based on the fair market value of the shares of Common Stock on the date of exercise, which shall, unless the Committee otherwise determines, be the average of the highest and lowest sales prices of the Common Stock reported on the Nasdaq National Market (or on the principal national stock exchange on which it is listed or quotation service on which it is listed) (as reported in The Wall Street Journal) on the date of exercise.

  (d) At the time of any exercise of any option, the Company may, if the Company shall determine it necessary or desirable for any reason, require the Optionee (or his or her heirs, legatees, or legal representative, as the case may be) as a condition upon the exercise thereof, to deliver to the Company a written representation of present intention to purchase the shares for investment and not for distribution. In the event such representation is required to be delivered, an appropriate legend may be placed upon each certificate delivered to the Optionee upon his or her exercise of part or all of the option and a stop order may be placed with the transfer agent for the Common Stock. Each option shall also be subject to the requirement that, if at any time the Company determines, in its discretion, that the listing, registration or qualification of the shares subject to the option upon any securities exchange or under any state, federal or foreign law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issue or purchase of shares thereunder, the option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company.

  8. TERMINATION OF EMPLOYMENT OR CONSULTING ARRANGEMENT--EXERCISE THEREAFTER.
(a) In the event the employment or consulting arrangement of an Optionee with the Company or any of its subsidiaries is terminated for any reason other than the Optionee's death, permanent disability, retirement after age 65 or following a change in control (as defined in Paragraph 6(c) hereof), such Optionee's option shall expire and all rights to purchase shares pursuant thereto shall terminate immediately. Temporary absence from employment because of illness, vacation, approved leaves of absence, and transfers of employment among the Company and its subsidiaries, shall not be considered to terminate employment or to interrupt continuous employment. Temporary cessation of the provision of consulting services because of illness, vacation or any other reason approved in advance by the Company shall not be considered a termination of the consulting arrangement or an interruption of the continuity thereof. Conversion of an Optionee's employment relationship to a consulting arrangement shall not result in termination of previously granted options.

  (b) In the event of termination of employment or consulting arrangement following a change in control (as defined in Paragraph 6(c) hereof), the option may be exercised in full (without regard to any times of exercise established under Paragraph 6 hereof; provided, however, that no options shall be exercisable during the first six months after the date of grant) by the Optionee or, if the Optionee is not living, by the Optionee's heirs, legatees, or legal representatives, as the case may be, during its specified term. In the event of termination of employment or consulting arrangement because of death, permanent disability (as that term is defined in Section 22(e)(3) of the Code, as now in effect or as shall be subsequently amended) or retirement after age 65, the option may be exercised by the Optionee, or, if the Optionee dies after such termination, by the Optionee's heirs, legatees, or legal representatives, as the case may be, at any time during its specified term prior to three years after the date of such termination, but only to the extent the option was exercisable at the date of such termination.

  (c) Notwithstanding any other provision of the Plan to the contrary, the Committee may in its discretion provide for such other terms of expiration and termination of an option in the event of termination of the employment or consulting arrangement of the optionee as the Committee shall determine.

  9. NON-TRANSFERABILITY OF OPTIONS. No option shall be transferable by the Optionee otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order and each option shall be exercisable during an Optionee's lifetime only by the Optionee or by the Optionee's legal representative. This restriction on transferability is effective only so long as it is required pursuant to Section 16 under the Securities Exchange Act of 1934, as amended. At the time such restriction on transferability is no longer so required, the Committee, in its discretion, may permit the transfer of an option on such terms and subject to such conditions as the Committee may deem necessary or appropriate or as otherwise may be required by applicable law or regulation.

  10. ADJUSTMENT. The number of shares subject to the Plan and to options granted under the Plan shall be adjusted as follows: (a) in the event that the number of outstanding shares of Common Stock is changed by any stock dividend, stock split or combination of shares, the number of shares subject to the Plan and to options granted thereunder shall be proportionately adjusted; (b) in the event of any merger, consolidation or reorganization of the Company with any other corporation or legal entity there shall be substituted, on an equitable basis as determined by the Committee, for each share of Common Stock then subject to the Plan and for each share of Common Stock then subject to an option granted under the Plan, the number and kind of shares of stock or other securities to which the holders of shares of Common Stock will be entitled pursuant to the transaction; and (c) in the event of any other relevant change in the capitalization of the Company, the Committee shall provide for an equitable adjustment in the number of shares of Common Stock then subject to the Plan and to each share of Common Stock then subject to an option granted under the Plan. In the event of any such adjustment, the option price per share of Common Stock shall be proportionately adjusted.

  11. AMENDMENT OF THE PLAN. The Board of Directors of the Company or any authorized committee thereof may amend or discontinue the Plan at any time. However, no such amendment or discontinuance shall (a) without the consent of the Optionee change or impair any option previously granted, or (b) without the approval of the holders of a majority of the shares of the Common Stock which vote in person or by proxy at a duly held stockholders' meeting, (i) increase the maximum number of shares which may be purchased by all employees pursuant to this Plan, (ii) change the minimum purchase price of any option, or (iii) change the limitations on the option period or increase the time limitations on the grant of options.

  12. EFFECTIVE DATE. The Plan is effective as of January 16, 1997.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes Extended Stay America, Inc. (the "Company" or the "Registrant") to indemnify its directors and officers under specified circumstances. The Restated Certificate of Incorporation and Bylaws of the Company provide that the Company shall indemnify, to the extent permitted by Delaware law, its directors and officers (and may indemnify its employees and agents) against liabilities (including expenses, judgments, and settlements) incurred by them in connection with any actual or threatened action, suit, or proceeding to which they are or may become parties and which arises out of their status as directors, officers, or employees.

  The Company's Restated Certificate of Incorporation and Bylaws eliminate, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

  The directors and officers of the Company are insured within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings and certain liabilities which might be imposed as a result of such actions, suits, or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
 2.1     Contribution Agreement dated August 18, 1995 between the Company and
         Welcome Inn America 89-1, L.P. (incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form
         S-1, Registration No. 33-98452 (the "IPO S-1"))
 2.2     Agreement to Purchase Hotel and related agreements dated January 24,
         1996 between the Company and John W. Baker and Apartment/Inn, L.P.
         (incorporated by reference to the corresponding exhibit to the
         Company's Registration Statement on Form S-1, Registration No. 333-102
         (the "Acquisition Shelf S-1"))
 2.3     Agreement to Purchase Hotel and related agreements dated February 23,
         1996 among ESA 0992, Inc., ESA 0993, Inc., Hometown Inn I, LTD, and
         Hometown Inn II, LTD. (incorporated by reference to the corresponding exhibit to the Acquisition Shelf S-1)
 2.4     Agreement to Purchase Hotel dated May 1, 1996 and related agreements among ESA Properties, Inc., Kipling Hospitality Enterprise
         Corporation, and J. Craig McBride (incorporated by reference to the corresponding exhibit to the Company's Report on Form 10-Q for the quarter ended March 31, 1996)
 2.5     Agreement to Purchase Hotel dated as of June 24, 1996 and related agreements among the Company, ESA 0996, Inc., Apartment Inn
         Partners/Gwinnett, L.P., and Rosa Dziewienski Pajonk (incorporated by reference to the corresponding exhibit to the Acquisition Shelf S-1)

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  2.6    Agreements to Purchase Hotels dated as of June 25, 1996 and related agreements between the Company and ESA Properties, Inc. and Boulder
         Manor, Inc., Melrose Suites, Inc., St. Louis Manor, Inc., and Michael
         J. Mona, Jr. and Dean O'Bannon (incorporated by reference to the corresponding exhibit to the Acquisition Shelf S-1)
  2.7    Agreement and Plan of Merger dated as of January 16, 1997 by and among the Company, Merger Sub, and Studio Plus (incorporated by reference to
         Exhibit 2.1 to the Company's Current Report on Form 8-K dated January
         16, 1997)
  4.1    Specimen certificate representing shares of Common Stock (incorporated by reference to the corresponding exhibit to the IPO S-1)
  5.1    Opinion of Bell, Boyd & Lloyd as to the legality of the ESA Common
         Stock
  8.1    Opinion of King & Spalding as to the material tax consequences
  8.2    Opinion of Bell, Boyd & Lloyd as to the material tax consequences
 23.1    Consent of Coopers & Lybrand L.L.P. (included in Part II of this registration statement)
 23.2    Consent of Coopers & Lybrand L.L.P. (included in Part II of this registration statement)
 23.3    Consent of King & Spalding (included in Exhibit 8.1)
 23.4    Consent of Bell, Boyd & Lloyd (included in Exhibits 5.1 and 8.1)
 24.1*   Powers of Attorney (included on the signature page of this registration statement)
 99.1    Form of Proxy Card for Studio Plus Hotels, Inc. Special Meeting of
         Stockholders to be held
         April 11, 1997
 99.2    Form of Proxy Card for Extended Stay America, Inc. Special Meeting of
         Stockholders to be held April 11, 1997
 99.3    Financial Statements of Welcome Inn America 89-1, L.P.
 99.4    Financial Statements of Apartment/Inn, L.P.
 99.5    Financial Statements of Hometown Inn I, LTD and Hometown Inn II, LTD.
 99.6    Financial Statements of Kipling Hospitality Enterprise Corporation
 99.7    Financial Statements of Apartment Inn Partners/Gwinnett, L.P.
 99.8    Financial Statements of the M&M Facilities

--------
* Previously filed.

 (b) Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are not applicable, or the information has been provided in the consolidated financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (g)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (g)(2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (g)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Exchange Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FT. LAUDERDALE, STATE OF FLORIDA, ON MARCH 4, 1997.

                                          Extended Stay America, Inc.

                                          By: /s/ Robert A. Brannon
                                             ----------------------
                                             ROBERT A. BRANNON SENIOR VICE
                                             PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MARCH 4, 1997.

              SIGNATURE                                        TITLE

    PRINCIPAL EXECUTIVE OFFICER:

     /s/ George D. Johnson, Jr.*                    President and Chief
-------------------------------------                Executive Officer
       GEORGE D. JOHNSON, JR.

    PRINCIPAL FINANCIAL OFFICER:

     /s/  Robert A. Brannon                         Senior Vice President,
-------------------------------------                Chief Financial Officer,
          ROBERT A. BRANNON                          Secretary, and Treasurer

    PRINCIPAL ACCOUNTING OFFICER:

       /s/ Gregory R. Moxley*                       Vice President--Finance
-------------------------------------                andController
          GREGORY R. MOXLEY

    A MAJORITY OF THE DIRECTORS:

       /s/ H. Wayne Huizenga*                                Director
-------------------------------------
          H. WAYNE HUIZENGA

        /s/ Donald F. Flynn*                                 Director
-------------------------------------
           DONALD F. FLYNN

     /s/ George D. Johnson, Jr.*                             Director
-------------------------------------
       GEORGE D. JOHNSON, JR.

       /s/ Stewart H. Johnson*                               Director
-------------------------------------
         STEWART H. JOHNSON

          /s/ John J. Melk*                                  Director
-------------------------------------
            JOHN J. MELK

         /s/ Peer Pedersen*                                  Director
-------------------------------------
            PEER PEDERSEN


                                          *By:  /s/ Robert A. Brannon
                                              -------------------------------
                                                    Robert A. Brannon
                                                    Attorney-in-fact

                       CONSENT OF INDEPENDENT ACCOUNTANTS

  We consent to the incorporation by reference in this registration statement on Form S-4 of our report dated February 6, 1997 on our audits of the consolidated financial statements of Extended Stay America, Inc., our report dated January 26, 1996, on our audits of the financial statements of Apartment/Inn, L.P., our report dated February 23, 1996, on our audits of the combined financial statements of Hometown Inn I, LTD and Hometown Inn II, LTD, our report dated October 16, 1995, on our audits of the financial statements of Welcome Inn America 89-1, L.P., our report dated May 4, 1996, on our audit of the financial statements of Kipling Hospitality Enterprise Corporation, our report dated June 25, 1996, on our audit of the financial statements of Apartment Inn Partners/Gwinnett, L.P., and our report dated June 27, 1996, on our audits of the combined financial statements of Boulder Manor, Inc., Melrose Suites, Inc., Nicolle Manor and St. Louis Manor, Inc. (the "M & M Facilities"). We also consent to the reference to our firm under the caption "Experts."

                                          Coopers & Lybrand L.L.P.

Spartanburg, South Carolina
March 4, 1997

                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We consent to the incorporation by reference in this registration statement on Form S-4 (File No. 333-22495) of our report dated February 4, 1997, on our audits of the consolidated financial statements of Studio Plus Hotels, Inc. as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994. We also consent to the reference to our firm under the caption "Experts."

Coopers & Lybrand L.L.P.

Cincinnati, Ohio
March 5, 1997